Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT
Dated as of October 6, 2018
By and Among
HYATT HOTELS CORPORATION,
TWO ROADS HOSPITALITY LLC,
EACH OF THE PARTIES IDENTIFIED AS SELLERS HEREIN
and
SELLERS’ REPRESENTATIVE

11

i

Section 11.06	Assignment	87
Section 11.07	No Third-Party Beneficiaries	88
Section 11.08	Amendment	88
Section 11.09	Extension; Waiver	88
Section 11.10	Governing Law; Jurisdiction	88
Section 11.11	Waiver of Jury Trial	89
Section 11.12	Public Announcements	89
Section 11.13	Specific Performance	89
Section 11.14	Counterparts; Effectiveness	90
Section 11.15	Certain Legal Representation Matters	90
Section 11.16	Sellers’ Representative	91
Section 11.17	Several Liability	92

	EXHIBITS AND SCHEDULES

EXHIBIT A	TRANSITION SERVICES AGREEMENT
EXHIBIT B	STATEMENT OF WORKING CAPITAL
EXHIBIT C	R&W POLICY
EXHIBIT D	LTIP ACKNOWLEDGMENT
EXHIBIT E	LICENSE AGREEMENT
EXHIBIT F	JOINDER AGREEMENT

SCHEDULE 1	FOREIGN SUBSIDIARIES
SCHEDULE 2	RESTRUCTURING TRANSACTIONS

v

MEMBERSHIP INTEREST PURCHASE AGREEMENT
THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of October 6, 2018, is by and among Hyatt Hotels Corporation (the “Purchaser”), Two Roads Hospitality LLC, a Delaware limited liability company (the “Company”), each of the parties identified as “Sellers” on the signature pages hereto (collectively, the “Sellers”), and Lowe Hospitality Group, Inc., solely in its capacity as the Sellers’ Representative (as defined below).
R E C I T A L S:
WHEREAS, the Company is primarily engaged in hotel and resort management activities;
WHEREAS, the Sellers collectively own all of the issued and outstanding Membership Interests (as defined below);
WHEREAS, pursuant to the Restructuring Transactions (as defined below), at least one (1) day prior the Closing, the Sellers will contribute their Membership Interests to a newly formed Delaware limited liability company (“NewCo”), which, upon consummation of the Restructuring Transactions and immediately prior to the Closing, will own all of the issued outstanding Membership Interests;
WHEREAS, upon the terms and subject to the conditions set forth herein, the Purchaser desires to purchase, and NewCo desires to, and the Sellers desire to cause NewCo to, sell to the Purchaser, the Membership Interests;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Purchaser to enter into this Agreement, a wholly-owned Subsidiary of the Company (“Alila Buyer”), which is a shareholder of Alila Hotels & Resorts Ltd, a British Virgin Islands business company limited by shares and an indirect non-wholly owned Subsidiary of the Company (“Alila”), is entering into a share purchase agreement with all of the other shareholders of Alila, pursuant to which, among other things, and upon the terms and subject to the conditions set forth therein, such Subsidiary will directly acquire, immediately prior to the Closing, 100% of the issued shares owned by such other shareholders in Alila, such that at Closing, the Purchaser will indirectly acquire 100% of the issued shares of Alila (collectively, the “Unaffiliated Member Equity Purchase Agreement”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Purchaser to enter into this Agreement, (i) an Affiliate of CL Vie Holdings, LLC is entering into a guarantee pursuant to which it has agreed to guaranty certain of such Seller’s obligations hereunder and (ii) an Affiliate of Lowe Hospitality Group, Inc. is entering into a guarantee pursuant to which it has agreed to guaranty certain of such Seller’s obligations hereunder (each a “Guarantee” and together, the “Guarantees”).
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:
Article 1

DEFINITIONS
Section 1.01    Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings:
“401(k) Plans” shall have the meaning ascribed to such term in Section 6.07(g).
“Accounting Firm” shall have the meaning ascribed to such term in Section 2.07(d).
“Accrued PTO” shall have the meaning ascribed to such term in Section 6.07(c).
“Acquired Business” means the portion of the Business acquired by the Purchaser in connection with the Transaction.
“Action” means any judicial, administrative, governmental or arbitral action, suit, claim, litigation or proceeding (whether civil, criminal or administrative, and whether public or private).
“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of determining whether a Person is an Affiliate, the term “control” and its correlative forms “controlled by” and “under common control with” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of securities, by contract or otherwise. For the avoidance of doubt, the Company is an Affiliate of each Seller prior to the Closing and an Affiliate of the Purchaser from and after the Closing.
“Affiliate Transaction” shall have the meaning ascribed to such term in Section 4.17.
“Aggregate Closing Reduction” means, the aggregate of the Per-Hotel Closing Reductions for (a) each Specified Contract, as to which a Specified Contract Consent has not been obtained prior to Closing, (b) each Particular Hotel, as to which, either (i) the applicable Particular Contract has not been terminated as of Closing or (ii) a Replacement Deliverable has not been obtained as of Closing and (c) each Designated Contract, with respect to which, a Designated Contract Amendment has not been obtained prior to Closing.
“Agreement” shall have the meaning ascribed to such term in the first paragraph hereof.
“Alila” shall have the meaning ascribed to such term in the recitals hereof.
“Alila Buyer” shall have the meaning ascribed to such term in the recitals hereof.
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, the UK Bribery Act of 2010, and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
“Books and Records” shall have the meaning ascribed to such term in Section 6.02(c).
“Business” means the business of engaging in hotel, resort, residential and homeowners’ association management activities, as currently conducted by the Company and its Subsidiaries.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by Law to close.
“Cap” shall have the meaning ascribed to such term in Section 8.06(a)(iii).
“Cash and Cash Equivalents” means unrestricted cash and cash equivalents of the Company and its Subsidiaries as determined in accordance with GAAP, including, without duplication, cash, funds in transit, checks, money orders, marketable securities, investments, short-term liquid instruments, and deposits (including any deposits with the Internal Revenue Service required pursuant to Section 7519 of the Code), but excluding any uncleared checks, drafts and wire transfers or any cash deposits held as collateral or other security for contractual obligations (including collateral posted or deposited with vendors, property owners, landlords or other parties).
“Claim Notice” shall have the meaning ascribed to such term in Section 8.04(a).
“Classic Resorts Asset Purchase Agreement” means the Asset Purchase Agreement, dated as of January 22, 2018, by and among Destination Residences Hawaii LLC, Classic Resorts Limited and Jeffrey Halpin, Peter Rice and Kay Carpenter, as amended.
“Closing” shall have the meaning ascribed to such term in Section 2.03.
“Closing Balance Sheet” shall have the meaning ascribed to such term in Section 2.07(a)(i).
“Closing Cash and Cash Equivalents” shall have the meaning ascribed to such term in Section 2.07(a)(iii).
“Closing Company Indebtedness” shall have the meaning ascribed to such term in Section 2.07(a)(ii).
“Closing Date” shall have the meaning ascribed to such term in Section 2.03.
“Closing Financial Data” shall have the meaning ascribed to such term in Section 2.07(b).
“Closing Purchase Price” shall mean the Purchase Price, as it may be adjusted pursuant to Section 2.06(b), minus the Estimated Company Indebtedness, plus the Estimated Cash and Cash Equivalents.
“Closing Working Capital” shall have the meaning ascribed to such term in Section 2.07(a)(iv).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” shall have the meaning ascribed to such term in the first paragraph hereof.
“Company Agent” shall have the meaning ascribed to such term in Section 4.23(a).
“Company Balance Sheet” shall have the meaning ascribed to such term in Section 4.07(b).
“Company Employee” shall have the meaning ascribed to such term in Section 6.07(a).
“Company Financial Statements” shall have the meaning ascribed to such term in Section 4.07(a).
“Company Indebtedness” means (a) any Indebtedness of the Company and its Subsidiaries, outstanding as of immediately prior to the Closing, (b) any accrued and unpaid Liability for legal, accounting, brokerage, finders’, investment banker’s, advisory, and other professional fees, costs, disbursements, commissions, expenses or similar payments incurred by or on behalf of the Company and its Subsidiaries in connection with the Transactions, (c) all compensation (including deferred compensation) payments, bonuses (including Transaction bonuses), change-in-control payments, tax gross-up, equalization, make whole or similar payments, severance payments, retention payments, or similar payments (collectively, “Transaction Payments”), in each case, (i) made to any current or former employees or other Service Providers of the Company or its Subsidiaries, and (ii) arising in connection with the Transactions (whether or not in connection with another event, including (A) any termination of employment (which shall expressly include any “walk-away” or similar termination), (B) any payment in respect of any LTIP Award, (C) any LTIP Remediation Costs, and (D) any payment pursuant to or in respect of any Retention Agreement, including any “Transaction Bonus,” “Retention Bonus,” “Contingent Bonus,” severance payment or other payment thereunder (each as may be defined in the applicable Retention Agreement), that are not transferred or assigned to NewCo prior to the Closing in accordance with Section 6.07(l) but excluding any severance or other amounts payable to any such employee or other Service Provider as a result of an involuntary termination of employment or service that occurs after the Closing, except as provided in the following clauses), (d) without duplication of the preceding clause, any Transaction Payments, any other termination or similar payments and any other amounts that become payable by the Company or any of its Subsidiaries (including pursuant to any Retention Agreement that are not transferred or assigned to NewCo prior to the Closing in accordance with Section 6.07(l)) in connection with the transfer of any Service Provider of the Company or any of its Subsidiaries (including any Retention Agreement Employee) to NewCo, including due to such transfer being deemed to constitute a termination of employment (in each case, to the extent not paid prior to Closing or otherwise taken into account in the determination of Working Capital) and (e) any payroll, social security, unemployment or other Taxes that are imposed on the employer in connection with any payment made under clause (c) or (d) above (provided that, for the avoidance of doubt, the amount of such payments or Taxes described in clauses (c), (d) and (e) that is accrued on the Company’s balance sheet and taken into account in the determination of Working Capital shall not be included).
“Company Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.
“Confidentiality Agreement” means that certain letter agreement, dated as of April 25, 2018, by and between the Purchaser and the Company.
“Contract” means any written or oral contract, agreement, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, instrument or other arrangement, commitment or obligation, with the exception of Permits.
“D&O Indemnified Person” shall have the meaning ascribed to such term in Section 6.09(a).
“Designated Contracts” means the Contracts in the applicable column set forth on Schedule A of the Sellers’ Disclosure Schedule.
“Designated Contract Amendment” means with respect to any Designated Contract, an amendment thereto to be entered into between the Company or its applicable Subsidiary and the counterparty to such Designated Contract, which amendment shall contain the applicable terms substantially the same as those set forth in the applicable column on Schedule A of the Sellers’ Disclosure Schedule (with no additional or other modified terms that are materially less favorable in the aggregate to the Company or such Subsidiary).
“Deductible Amount” shall have the meaning ascribed to such term in Section 8.06(a)(ii).
“Disclosure Letter Update” shall have the meaning ascribed to such term in Section 6.06.
“Employee Matters Indemnity” shall have the meaning ascribed to such term in Section 8.02(a)(v).
“Employee Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA or any similar plan subject to laws of a jurisdiction outside of the United States), and (ii) each option, appreciation right, profit participation, profits unit, restricted unit, phantom equity, or other equity or equity-based incentive, employment, severance, individual consulting, termination, change in control, retention, bonus, incentive, deferred compensation, pension, retirement, health, welfare, flex spending, cafeteria, adoption/dependent/employee assistance, tuition, fringe benefit, vacation, paid time off, post-retirement welfare benefit or other employee compensation or benefit plan, program, policy, agreement or arrangement, whether or not subject to ERISA, maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any of its current or former Service Providers or the spouses, beneficiaries or other dependents thereof.
“Encumbrance” means any security interest, pledge, mortgage, lien, encumbrance, conditional sale agreement, retention agreement, easement, deed of trust, hypothecation, option, warrant, servitude, conditional sale or restriction on transfer of title or voting, except for any restrictions on transfer generally arising under any applicable federal or state securities laws.
“End Date” shall have the meaning ascribed to such term in Section 9.01(c).
“Enforceability Exceptions” shall have the meaning ascribed to such term in Section 3.02.
“Environmental Laws” shall have the meaning ascribed to such term in Section 4.20.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” of the Company or any of its Subsidiaries means any entity (whether or not incorporated) that, together with the Company or such Subsidiary, is or was at any time required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“Estimated Cash and Cash Equivalents” shall have the meaning ascribed to such term in Section 2.06(a)(ii).
“Estimated Closing Balance Sheet” shall have the meaning ascribed to such term in Section 2.06(a)(i).
“Estimated Closing Working Capital” shall have the meaning ascribed to such term in Section 2.06(a)(iii).
“Estimated Company Indebtedness” shall have the meaning ascribed to such term in Section 2.06(a)(ii).
“Excluded Contracts” means (i) the Particular Contracts, other than the Particular Contracts that have been terminated and with respect to which a Replacement Deliverable has not been obtained in accordance with Section 6.14(b) or Section 6.14(d), and (ii) any Specified Contract with respect to which a Specified Contract Consent is not obtained prior to the Closing.
“Final Closing Cash and Cash Equivalents” shall have the meaning ascribed to such term in Section 2.07(d).
“Final Closing Indebtedness” shall have the meaning ascribed to such term in Section 2.07(d).
“Final Closing Working Capital” shall have the meaning ascribed to such term in Section 2.07(d).
“Final Purchase Price” means an amount equal to the Closing Purchase Price as adjusted by the Net Adjustment Amount in accordance with Section 2.07(f).
“Foreign Subsidiary” means those Subsidiaries of the Company set forth on Schedule 1 hereto.
“Fraud” means, with respect to any party hereto, the making of a representation or warranty contained in this Agreement by such party with a specific intent to deceive another party hereto or to induce such other party to enter into this Agreement and to receive a benefit from such deception, in each case, constituting fraud pursuant to the laws of the State of New York in the United States. For the avoidance of doubt, the term “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence.
“Fundamental Representations” shall have the meaning ascribed to such term in Section 8.01(a).
“GAAP” means accounting principles generally accepted in the United States.
“Government Official” means any officer, employee, or agent of a Governmental Authority or any department, agency or instrumentality thereof, including any business or corporate entity owned, controlled, or managed, directly or indirectly, by a Governmental Authority, including but not limited to a government-owned or government-controlled oil company, bank, or healthcare facility, or of a public international organization; or any political parties, political party officials or candidate for foreign political office; or any Person acting in an official capacity for or on behalf of any government department, agency, or instrumentality.
“Governmental Authority” means any U.S. or non-U.S. federal, state, provincial or local or foreign governmental authority, court, government or self‑regulatory organization, commission, tribunal or judicial or arbitral body or organization or any regulatory, administrative, judicial or other agency, or any political or other subdivision, department or branch of any of the foregoing.
“Governmental Body” means (i) any U.S. or non-U.S. federal, state, provincial or local or foreign governmental authority, court, government or self‑regulatory organization, commission, tribunal or judicial or arbitral body or organization or any regulatory, administrative, judicial or other agency, or any political or other subdivision, department or branch of any of the foregoing; (ii) any department, agency, or instrumentality thereof, including any company, business, enterprise or other entity owned or controlled, in whole or in party, by any government; (iii) any public international organization; or (iv) any political party.
“Governmental Order” means any order, writ, judgment, stipulation, determination, injunction, subpoena, demand, decree or award made, issued, or entered into by or with any Governmental Authority.
“Guarantee” or “Guarantees” shall have the meaning ascribed to such term in the recitals hereof.
“Hotel Management Agreement” means any hotel, resort, residential or homeowners’ association management agreement, franchise agreement or similar arrangement with respect to any hotel, resort, residential or other property managed, franchised or operated by the Company or any of its Subsidiaries or as to which the Company or any of its Subsidiaries provides services or branding.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.
“Inception Date” means February 1, 2016.
“Indebtedness” means with respect to any Person and at any particular time, any (a) indebtedness for borrowed money (whether pursuant to a Contract or otherwise and including the principal amount and accrued or unpaid interest that is payable in respect thereof) of such Person, (b) any reimbursement obligations of such Person under letters of credit, surety bond, bank guarantee or similar arrangements, (c) any obligation of such Person or its Subsidiaries for the payment of deferred purchase price, “earnout,” “milestone,” or similar consideration in respect of property or services, other than any such obligation in respect of the Classic Resorts Asset Purchase Agreement, (d) any Liability or obligation of such Person under conditional sale or other title retention agreements, (e) any Liabilities for the payment of money relating to leases that are classified as capitalized lease obligations by such Person, (f) any obligations under any swap, hedging or similar arrangement, (g) any Liabilities associated with the matters set forth on Schedule 1.01(a) and (i) any obligations (or assurances against Losses or Encumbrances) of the type referred to in clauses (a)-(g) above of other Persons for the payment of which such Person is responsible or liable.
“Indemnified Party” shall have the meaning ascribed to such term in Section 8.04(a).
“Indemnifying Party” shall have the meaning ascribed to such term in Section 8.04(a).
“Individual Basket Amount” shall have the meaning ascribed to such term in Section 8.06(a)(i).
“Intellectual Property” means (i) all patents, copyrights, Trademarks, and Internet domain names; (ii) all registrations and applications for registration for any of the foregoing; and (iii) all trade secrets and proprietary and confidential information, know-how, processes, inventions, data, and formulae.
“IRS” means the Internal Revenue Service.
“Known,” “Known by” or “To the Knowledge” (and any similar phrase) means: (a) with respect to the Sellers or the Company, to the knowledge, after due inquiry of their respective direct reports, of any of Jamie Sabatier, Mark Hays and, solely with respect to matters related to Alila and its Subsidiaries, Mark Edelson and Frederic Simon; and (b) with respect to the Purchaser, to the knowledge, after due inquiry of his direct reports, of Matt MacDonald.
“Law” means any statute, law, ordinance, regulation, rule, code, Governmental Order or other requirement of any Governmental Authority.
“Lease” shall have the meaning ascribed to such term in Section 4.16.
“Leased Real Property” shall have the meaning ascribed to such term in Section 4.16.
“Liability” means any debt, loss, damage, adverse claim, fine, penalty, Tax, judgment, award, settlement, demand, commitment, liability or obligation of any kind, whether direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due or to become due and whether in contract, tort, strict liability or otherwise.
“License Agreement” means the License, Cooperative Marketing and Distribution Agreement to be entered into at the Closing between the Company and Destination Hotels and Resorts LLC, in substantially the form attached hereto as Exhibit E.
“Losses” means damages, Liabilities, losses, Taxes, costs or expenses including reasonable attorneys’ fees and other professional services fees; provided, however, that “Losses” shall not include punitive, exemplary or other similar damages that are awarded as a penalty in excess of actual damages (e.g., court-awarded treble damages), except, in each case, to the extent such damages are actually awarded to a third party.
“LTIP” means the Two Roads Hospitality LLC 2017 Long Term Incentive Plan.
“LTIP Acknowledgment” means a valid, binding acknowledgment of payment and satisfaction of all obligations with respect to any LTIP Awards and other incentive compensation and irrevocable release and waiver of all claims relating to the foregoing in the form attached hereto as Exhibit D.
“LTIP Award” means each award issued under the LTIP that remains outstanding as of immediately prior to the Closing.
“LTIP Recipient” means each Person set forth on Schedule 6.07(g) of the Sellers’ Disclosure Letter.
“LTIP Remediation Costs” means and includes (i) any taxes, interest or penalties, in any case, imposed under or by operation of Code Section 409A (including via any state law, collectively “409A Taxes”) upon payments made in satisfaction of or otherwise with respect to any LTIP Award, in any case, that are paid or reimbursed by the Purchaser, the Company or any of their Affiliates (including, for clarity, any 409A Taxes imposed on any LTIP Recipient and paid or reimbursed by any of the foregoing entities) and (ii) an additional amount sufficient to pay any Taxes imposed on any LTIP Recipient or on any of the Purchaser, the Company or any of their Affiliates as a result of the payment or reimbursement of any amounts contemplated by this clause or the preceding clause (i) (e.g., including any pyramiding Taxes and any employer Taxes resulting from such payments).
“Material Adverse Effect” means a change, event, occurrence, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have (x) a material impairment or delay on the ability of the Company or the Sellers to consummate the Transactions or (y) both a material and adverse effect on the Business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that Material Adverse Effect shall not include any change, event, occurrence, development or circumstance to the extent resulting from, relating to or arising out of: (a) general economic conditions, including changes in (i) financial or credit market conditions, (ii) interest rates or currency exchange rates or (iii) consumer spending on discretionary items, including travel and leisure; (b) conditions generally affecting any of the industries in which the Company and its Subsidiaries operate; (c) acts of God or other calamities, national or international political or social actions or conditions, including the engagement by any country in hostilities (or the escalation thereof), whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (d) changes in Law or in GAAP; (e) any failure of the Business to meet any internal financial or non-financial projections, forecasts or estimates (it being understood that the underlying facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there is or has been a Material Adverse Effect); (f) any actions taken, or failures to take action, in each case, to which the Purchaser has consented in writing; or (g) the execution or announcement of, or the taking of any action expressly required by, this Agreement or the Transactions (including the transactions contemplated by the Unaffiliated Member Equity Purchase Agreement), including by reason of the identity of the Purchaser or its Affiliates or any communication by the Purchaser or its Affiliates regarding the plans or intentions of the Purchaser or its Affiliates with respect to the conduct of the Business and including to the extent such execution, announcement, action, identity, plans or intentions results in the resignation or termination of any employee and has any adverse impact on relationships, contractual or otherwise, with property owners, vendors, partners, financing sources or employees, or on revenue and profitability (provided, that this clause (g) shall not apply to Section 4.06 or the conditions to Closing set forth in Section 7.02(a) with respect thereto); provided, further, that in the cases of clauses (a), (b), (c) and (d) above, such change, event, occurrence, development or circumstance shall be taken into account only to the extent they have a disproportionate impact on the Business, results of operations, or financial condition of the Company and its Subsidiaries compared to other companies operating in the industries in which the Company and its Subsidiaries operates. References in this Agreement to dollar amount thresholds shall not, in and of themselves, be deemed to be evidence of a Material Adverse Effect or materiality.
“Material Contracts” shall have the meaning ascribed to such term in Section 4.12.
“Membership Interests” shall have the meaning ascribed to such term in Section 4.04(a).
“Negotiation Period” shall have the meaning ascribed to such term in Section 8.04(b).
“Net Adjustment Amount” means an amount, which may be positive or negative, equal to (i) the amount, if any, by which Final Closing Cash and Cash Equivalents exceeds Estimated Cash and Cash Equivalents, minus (ii) the amount, if any, by which Final Closing Cash and Cash Equivalents is less than Estimated Cash and Cash Equivalents, plus (iii) the amount, if any, by which Final Closing Working Capital exceeds Estimated Closing Working Capital, minus (iv) the amount, if any, by which Final Closing Working Capital is less than Estimated Closing Working Capital, minus (v) the amount, if any, by which Final Closing Indebtedness exceeds Estimated Company Indebtedness, plus (vi) the amount if any, by which Final Closing Indebtedness is less than Estimated Company Indebtedness.
“NewCo” shall have the meaning ascribed to such term in the recitals hereof.
“NewCo Employee Liabilities” means any and all Liabilities relating to any Retained Employee(s) that are incurred by or imposed upon the Company or any of its Subsidiaries to the extent neither satisfied in full prior to Closing or taken into consideration in determining Working Capital, including any such Liabilities arising under any Employee Plan, any applicable Law, any Material Contract or otherwise (for clarity, including any Taxes imposed the Company or any of its Subsidiaries with respect to any such Liabilities and any Liabilities in respect of any Retention Agreement to the extent paid by the Company or its Affiliates following the Closing).
“Non-Income Tax Return” shall have the meaning ascribed to such term in Section 10.01(d).
“Particular Hotels” means the hotels set forth in the applicable column on Schedule B of the Sellers’ Disclosure Schedule.
“Particular Contract” means, with respect to each Particular Hotel, the existing franchise or similar Contract applicable to such Particular Hotel, in each case, as set forth in the applicable column on Schedule B of the Sellers’ Disclosure Schedule.
“Pass-Through Tax Return” means any income Tax Return filed by or with respect to the Company or any of its Subsidiaries to the extent that (a) the Company or such Subsidiary is treated as a pass-through entity for the purposes of such Tax Return and (b) the results of operations reflected on such Tax Returns are also reflected on the Tax Returns of the Sellers or the direct or indirect owners of any Seller.
“Payor” shall have the meaning ascribed to such term in Section 2.08.
“Per Hotel Closing Reduction” means, with respect to each Specified Contract, Particular Hotel and Designated Contract, the amount set forth opposite the applicable hotel’s name on Schedule D of the Sellers’ Disclosure Schedule.
“Permit” means all approvals, licenses, permits, authorizations, certifications, qualifications and certificates issued or granted by any Governmental Authority.
“Permitted Encumbrances” means each of the following: (a) Encumbrances under purchase money and capital lease arrangements, mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, laborers’ suppliers’, and vendors’ liens and other similar Encumbrances which have arisen in the ordinary course of business and which are not yet due or payable or that are being contested in good faith through (if then appropriate) appropriate proceedings in accordance with all legal requirements and for which appropriate accruals or reserves have been established on the Company Financial Statements in accordance with GAAP; (b) Encumbrances for Taxes, assessments or other charges of a Governmental Authority not yet due and payable or contested in good faith in accordance with all legal requirements and for which appropriate accruals or reserves have been established on the Company Financial Statements in accordance with GAAP; (c) requirements and restrictions of zoning and building Laws, rules and regulations; (d) statutory liens of landlords for amounts not yet due and payable; (e) with respect to Intellectual Property, non-exclusive licenses granted thereunder; (f) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business that are immaterial to the use, value or operation of the Business; (g) all matters of record, reciprocal easement agreements and other encumbrances on title with respect to real property, that, individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from, interfere with or limit the use or operation of the property subject thereto as currently used or operated by the Company or any of its Subsidiaries; (h) other imperfections of title or Encumbrances, if any, that do not, and would not reasonably be expected to, individually or in the aggregate, materially impair the ability to use or operate the asset or property to which they relate in the conduct of the Business as presently conducted; and (i) all other Encumbrances as set forth on Schedule 1.01(b) of the Sellers’ Disclosure Letter.
“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, trust or any other entity or organization, including a Governmental Authority.
“Pre-Closing Income Tax Return” shall have the meaning ascribed to such term in Section 10.01(b).
“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period beginning after the Closing Date.
“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of the Straddle Period ending on the Closing Date.
“Pro Rata Percentage” means, with respect to each Seller, the percentage set forth below such Seller’s name on the signature pages hereto.
“Property-Level Retained Employee” shall have the meaning ascribed to such term in Section 6.07(l).
“Purchase Price” means the sum of (i) Six Hundred Million Dollars ($600,000,000), minus (ii) the Aggregate Closing Reduction, plus (iii) Fourteen Million Dollars ($14,000,000); provided that in no event shall the Purchase Price be less than Four Hundred Eighty Million Dollars ($480,000,000) or more than Six Hundred Million Dollars ($600,000,000).
“Purchaser” shall have the meaning ascribed to such term in the first paragraph of this Agreement.
“Purchaser Benefit Plan” shall have the meaning ascribed to such term Section 6.07(d).
“Purchaser Indemnified Party” shall have the meaning ascribed to such term in Section 8.02(a).
“Purchaser’s Disclosure Letter” shall have the meaning ascribed to such term in Article 5.
“R&W Policy” shall have the meaning ascribed to such term in Section 6.10.
“Rebranding Costs” means, with respect to any Particular Hotel, the amount of costs and expenses incurred in order to terminate the applicable Particular Contract (including any liquidated or other damages, unamortized key money or similar amounts paid or payable to the applicable franchisor).
“Replacement Deliverable” means, with respect to any Particular Hotel as to which the applicable Particular Contract has been terminated, (a) a replacement franchise Contract between Purchaser (or its Affiliate), on the one hand, and the owner(s) of the Particular Hotel, on the other hand, in form and substance reasonably satisfactory to Purchaser (provided that such replacement franchise Contract shall be deemed to be reasonably satisfactory to Purchaser so long as (i) the terms and conditions of such replacement franchise Contract are not materially worse in the aggregate to the franchisor as compared to the terms and conditions set forth in such applicable terminated Particular Contract and (ii) to the extent such Particular Contract or the Hotel Management Agreement applicable to such Particular Hotel contained any provisions of the type described at the end of Schedule C, the applicable counterparty provides a written agreement waiving any breach or default thereunder as a result of the consummation of the Transactions or as a result of the management of the Particular Hotel by the Purchaser or its Affiliates upon the consummation of the Transactions) or (b) an amendment to, or consent under, the Hotel Management Agreement applicable to such Particular Hotel, as set forth on Schedule B of Sellers’ Disclosure Letter, duly executed and delivered by the counterparty to such Hotel Management Agreement, which amendment or consent (i) permits the Particular Hotel to be operated by Purchaser and its Affiliates under the brand and network of Purchaser or its Affiliates for the remainder of the term of such Hotel Management Agreement, (ii) to the extent such Hotel Management Agreement contains any provisions of the type described at the end of Schedule C, includes a written agreement of the applicable counterparty waiving any breach or default thereunder as a result of the consummation of the Transactions or as a result of the management of the Particular Hotel by the Purchaser or its Affiliates upon the consummation of the Transactions and (iii) otherwise does not amend or eliminate any terms or provisions of (or add any new terms or provisions to) such Hotel Management Agreement which would result in the terms and provisions of such Hotel Management Agreement being materially less favorable in the aggregate to the hotel manager thereunder as compared to the terms and conditions set forth therein at Closing.
“Representatives” means, with respect to any Person, the officers, directors, employees, legal counsel, accountants, financial advisors, investment bankers, consultants and the other authorized agents and representatives of such party.
“Restructuring Transactions” means those transactions to be undertaken by the Company and certain of its Subsidiaries after the date hereof and prior to the Closing as described in Schedule 2 attached hereto.
“Retained Employee” has the meaning set forth in Section 6.07(l).
“Retained Firm” shall have the meaning ascribed to such term in Section 11.15(a).
“Retention Agreement Employees” means the Service Providers set forth on Schedule 6.07(g) of the Sellers’ Disclosure Letter who have entered into Retention Agreements with the Company.
“Retention Agreement Retained Employee” means each Retention Agreement Employee who does not enter into a written employment agreement with the Company or any of its Subsidiaries after the date hereof and on or prior to Closing.
“Retention Agreements” shall mean those certain Transaction Bonus And Severance Arrangements by and between the Company on the one hand and each Retention Agreement Employee on the other, as set forth on Section 6.07(g) of the Sellers’ Disclosure Letter.
“Review Period” shall have the meaning ascribed to such term in Section 2.07(c).
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Indemnified Party” shall have the meaning ascribed to such term in Section 8.03(a).
“Sellers” shall have the meaning ascribed to such term in the first paragraph hereof.
“Sellers’ Disclosure Letter” shall have the meaning ascribed to such term in Article 3.
“Sellers’ Representative” shall have the meaning ascribed to such term in Section 11.16(a).
“Service Provider” shall have the meaning ascribed to such term in Section 4.12(a)(vi).
“Specific Indemnity” shall have the meaning ascribed to such term in Section 8.02(a)(vi).
“Specified Hotels” means the hotels set forth in the applicable column on Schedule C of the Sellers’ Disclosure Schedule.
“Specified Contract” means, with respect to each Specified Hotel, the existing hotel management or similar Contract applicable to such Specified Hotel, in each case, as set forth in the applicable column on Schedule C of the Sellers’ Disclosure Schedule.
“Specified Contract Consent” means, with respect to each Specified Contract, a written agreement of the Company’s (or its applicable Subsidiary’s) counterparty thereto waiving any breach or default under such Specified Contract as a result of the consummation of the Transactions or as a result of the management of any Specified Hotel by the Purchaser or its Affiliates upon the consummation of the Transactions (including with respect to the provisions described on Schedule C of the Sellers’ Disclosure Schedule).
“Special Indemnity” shall have the meaning ascribed to such term in Section 8.02(a)(vi).
“Specified Matters” means the matters set forth on Section 1.01(c) of the Sellers’ Disclosure Schedule.
“Solvent” shall have the meaning ascribed to such term in Section 5.08.
“Statement of Objections” shall have the meaning ascribed to such term in Section 2.07(d).
“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.
“Straddle Period Income Tax Return” shall have the meaning ascribed to such term in Section 10.01(c).
“Straddle Period Statement” shall have the meaning ascribed to such term in Section 10.01(c).
“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other Person of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or (b) if a limited liability company, partnership, association, or other Person (other than a corporation), a majority of the membership, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof, and for the purpose of this clause (b), a Person or Persons own a majority ownership interest in such a Person (other than a corporation) if such Person or Persons shall be allocated a majority of such Person’s gains or losses or shall be a, or control any, managing director or general partner of such Person (other than a corporation).
“Survival Period” shall have the meaning ascribed to such term in Section 8.01(a).
“Target Working Capital” means Twelve Million Five Hundred Thousand Dollars ($12,500,000).
“Tax” or “Taxes” means all U.S. federal, state, local or foreign taxes income, gross receipts, value added, activity, capital, capital stock, inventory, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property or other taxes of any kind whatsoever, together with any interest, penalties, or additions thereto, imposed by any Tax Authority.
“Tax Authority” means a U.S. federal, state, local or foreign Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax, as the context requires.
“Tax Contest” shall have the meaning ascribed to such term in Section 10.03.
“Tax Return” means any return, declaration, report, or information return or statement, relating to Taxes, including any schedule or attachment thereto, or any amendment thereof, filed or required to be filed with any Tax Authority.
“Termination Date” shall have the meaning ascribed to such term in Section 9.01.
“Third-Party Claim” shall have the meaning ascribed to such term in Section 8.04(a).
“Threshold Per Hotel Reduction Amount” means $23,000,000.
“Trademarks” means trademarks, service marks, names, corporate names, trade names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing.
“Transactions” means the transactions contemplated by this Agreement and the other agreements, documents and certificates contemplated hereby (including the Unaffiliated Member Equity Purchase Agreement and any other agreements, documents and certificates referred to therein).
“Transfer Taxes” shall have the meaning ascribed to such term in Section 11.01.
“Transition Services Agreement” means the Transition Services Agreement to be entered into at Closing between the Purchaser and NewCo, in substantially the form attached hereto as Exhibit A.
“Unaffiliated Member Equity Purchase Agreement” shall have the meaning ascribed to such term in the recitals hereof.
“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder.
“Working Capital” means the sum of the current assets of the Company and its Subsidiaries less the sum of the current liabilities of the Company and its Subsidiaries, in each case, calculated in accordance with GAAP consistent with the past practice of the Company and, solely to the extent not addressed by GAAP, in accordance with the example set forth in Exhibit B hereto; provided, however, that (a) Working Capital shall not include Cash and Cash Equivalents or any of the items set forth on Exhibit B that are specifically identified as being excluded from the calculation of working capital, (b) no income tax assets, and no deferred tax assets that reflect mere timing differences, shall be treated as current assets, (c) no amounts in the Company Indebtedness shall be treated as a current liability and (d) no income tax items, and no deferred tax liabilities that reflect mere timing differences, shall be treated as current liabilities.
Section 1.02    Rules of Construction.
(a)    As used in this Agreement, unless the context would require otherwise:
(i)    references to the plural include the singular, and references to the singular include the plural;
(ii)    references to any gender include the other gender;
(iii)    the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”;
(iv)    the term “or” has the inclusive meaning represented by the phrase “and/or”;
(v)    the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;
(vi)    the terms “day” and “days” mean and refer to calendar day(s) unless Business Days are expressly specified;
(vii)    the terms “year” and “years” mean and refer to calendar year(s);
(viii)    the term “dollars” and “$” means United States dollars;
(ix)    the phrases “in the ordinary course” or “in the ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice”;
(x)    references in this Agreement to dollar amount thresholds, deductibles, baskets or caps shall not, in and of themselves, be deemed to be evidence of materiality;
(xi)    the terms “material” or “material to the Business” or “material to the Company or any of its Subsidiaries” and the concept of the “material” nature of an effect upon the Business or the Company or any of its Subsidiaries shall be measured relative to the entire Business, taken as a whole, and the Company and its Subsidiaries, taken as a whole, without giving effect to how Purchaser conducts or intends to conduct the Business following the Closing;
(xii)    any document which is described as being “furnished,” “delivered” or “made available” to the Purchaser shall be treated as such if true, complete and correct copies of such documents have been made available to the Purchaser and its Representatives in the virtual dataroom prepared by the Company and hosted by Merrill Corporation at least one (1) continuous calendar day prior to the date of this Agreement (or if it is otherwise set forth in Section 1.02(a)(xii) of the Seller’s Disclosure Schedule); and
(xiii)    the term “reasonable best efforts” when used in this Agreement shall not include efforts which require the performing party (1) to do any act that is unreasonable under the circumstances, (2) to make any capital expenditures not expressly contemplated hereunder, (3) to amend or waive any rights under this Agreement or (4) to incur or expend any funds other than reasonable expenses incurred in satisfying its obligations hereunder, including the fees, expenses and disbursement of its accountants, counsel and other advisors or professionals.
(b)    Unless otherwise set forth herein, references in this Agreement to: (i) any document, instrument or agreement (including this Agreement) include and incorporate all exhibits, schedules and other attachments thereto; and (ii) a particular Law means such Law as in effect (including any amendments, modifications or supplements thereto) from time to time, as the context may require.
(c)    All article, section, exhibit and schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.
(d)    This Agreement is the product of negotiations among the parties, each of which is represented by legal counsel, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Rules of construction relating to interpretation against the drafter of an agreement shall not apply to this Agreement and are expressly waived by each party. The parties acknowledge and agree that prior drafts of this Agreement and the other agreements and documents contemplated hereby will not be deemed to provide any evidence as to the meaning of any provision hereof or the intent of the parties with respect hereto and that such drafts will be deemed to be the joint work product of the parties.
ARTICLE 2

PURCHASE AND SALE
Section 2.01    Purchase and Sale of the Membership Interests. Upon the terms and subject to the conditions of this Agreement, at the Closing, NewCo shall and the Sellers shall cause NewCo to sell, assign, transfer, convey and deliver the Membership Interests to the Purchaser, and the Purchaser shall purchase, acquire and accept the Membership Interests from NewCo, in each case, free and clear of any and all Encumbrances other than (a) applicable transfer restrictions pursuant to applicable securities Laws and (b) Encumbrances created by the Purchaser.
Section 2.02    Payment of Closing Purchase Price. In consideration for the sale of the Membership Interests pursuant to this Agreement, at the Closing, the Purchaser shall pay an aggregate amount in cash equal to the Closing Purchase Price to NewCo by wire transfer of immediately available funds to the account specified by the Sellers’ Representative in writing not less than two (2) Business Days prior to the Closing Date. Following the Closing, the Closing Purchase Price will be subject to adjustment pursuant to Section 2.07.
Section 2.03    Closing. Upon the terms and subject to the conditions of this Agreement, the consummation of the Transactions shall take place and become effective at a closing (the “Closing” and the date on which the Closing occurs, the “Closing Date”) to be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, located at 300 South Grand Avenue, Suite 3400, Los Angeles, California, at 10:00 a.m. local time on (i) the second Business Day following the satisfaction or written waiver, if permissible under applicable Law, of the conditions to Closing set forth in Article 7 (other than those conditions to be satisfied on the Closing Date, but subject to the written waiver or satisfaction of such conditions), or (ii) at such other time or place as the Company and the Purchaser mutually agree in writing. Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of 12:01 a.m. (California time) on the Closing Date.
Section 2.04    Closing Deliveries by the Sellers and the Company. At the Closing, subject to satisfaction or written waiver, if permissible under applicable Law, of each of the conditions to the obligations of the Sellers and the Company set forth in Section 7.01 of this Agreement, the Sellers or the Company, as applicable, shall deliver or cause to be delivered to the Purchaser the following:
(a)    an assignment agreement in form and substance reasonably acceptable to the Purchaser with respect to the Membership Interests, duly executed by NewCo;
(b)    the Transition Services Agreement, duly executed by NewCo;
(c)    the certificate referred to in Section 7.02(a);
(d)    except for the Affiliate Transactions listed on Schedule 6.12 of the Sellers’ Disclosure Letter, evidence, reasonably satisfactory to the Purchaser, of the termination of each Affiliate Transaction (if any);
(e)    from NewCo, (i) a duly completed and executed certification of non-foreign status pursuant to Treasury Regulations Section 1.1445-2(b) and (ii) a duly completed and executed IRS Form W-9 or such other documentation consistent with the requirements of Section 1446(f)(2) of the Code;
(f)    written resignations, effective as of the Closing, of all board members of the Company and, at the written request of Purchaser, any Subsidiary of the Company;
(g)    in the event that, as of the Closing, the Company or any of its Subsidiaries is the borrower with respect to any Indebtedness of the type described in clauses (a), (b) or (i) (with respect to Indebtedness described in clauses (a) or (b)) thereof, customary payoff and Encumbrance release letters with respect to such Indebtedness, duly executed by the lender thereof;
(h)    the License Agreement, duly executed by each of the Company and Destination Hotels and Resorts LLC;
(i)    a certified copy of the register of members showing Alila Buyer as the owner of 100% of the issued shares in Alila; and
(j)    all other documents required to be delivered by the Sellers, NewCo or the Company on or prior to the Closing Date pursuant to this Agreement.
Section 2.05    Closing Deliveries by the Purchaser. At the Closing, subject to satisfaction or written waiver, if permissible under applicable Law, of each of the conditions to the obligations of the Purchaser set forth in Section 7.02 of this Agreement, the Purchaser shall deliver or cause to be delivered to NewCo (in the case of clauses (a), (d) and (e) below) or such other applicable parties (in the case of clauses (b) and (c) below):
(a)    the Closing Purchase Price, by wire transfer of immediately available funds to the single account specified by the Sellers’ Representative in writing;
(b)    amounts sufficient to satisfy (i) clauses (b), (c), (d) and (e) of the definition of “Company Indebtedness” and (ii) clauses (a), (b) or (i) (with respect to Indebtedness described in clauses (a) or (b)) of the definition of “Indebtedness”, to the applicable payees of such Company Indebtedness or Indebtedness, as applicable, and to the extent set forth in the payment instructions to be provided by the Company at least two (2) Business Days prior to the anticipated Closing Date, by wire transfer of immediately available funds to the accounts specified in such payment instructions;
(c)    the Transition Services Agreement, duly executed by the Purchaser;
(d)    the certificate referred to in Section 7.01(a); and
(e)    all other documents required to be delivered by the Purchaser on or prior to the Closing Date pursuant to this Agreement.
Section 2.06    Pre-Closing Adjustment to Purchase Price.
(a)    Not later than three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare in good faith and deliver to the Purchaser (each of which shall be accompanied by appropriate information and documentation supporting the applicable estimate (including, in the case of clause (b) of the definition of “Company Indebtedness,” the invoices setting forth such amounts)):
(i)    the most recently completed unaudited balance sheet of the Company and its Subsidiaries as of the applicable month-end prior to the Closing, prepared in accordance with GAAP consistent with the past practice of the Company;
(ii)    a true and complete schedule of the estimated Company Indebtedness as of immediately prior to the Closing (the “Estimated Company Indebtedness”);
(iii)    a calculation showing the estimated Cash and Cash Equivalents as of immediately prior to the Closing (the “Estimated Cash and Cash Equivalents”);
(iv)    a statement of Working Capital which shall set forth a reasonably detailed calculation by the Company of the estimated Working Capital as of the Closing Date (the “Estimated Closing Working Capital”).
Each of the items set forth in this Section 2.06(a) shall be prepared in accordance with the applicable definitions contained herein and in accordance with GAAP consistent with the past practice of the Company and, solely to the extent not addressed by GAAP, in accordance with the example set forth in Exhibit B hereto.
(b)    Upon delivery of the items set forth in Section 2.06(a), the Company shall provide the Purchaser with reasonable access during normal business hours to the Books and Records and other materials of the Company and its Subsidiaries and the personnel of, and work papers (subject to the execution of customary work paper access letters and confidentiality undertakings) prepared by or for, the Company, the Sellers and their respective Representatives, in each case to the extent applicable to such items, and the Company shall work in good faith and reasonably cooperate with the Purchaser to resolve any objections or comments that the Purchaser may have with respect to the matters set forth therein, and the parties shall make any adjustments to such matters to the extent mutually agreed. In the event that the Estimated Closing Working Capital is greater than the Target Working Capital, then the Purchase Price payable to NewCo by the Purchaser at the Closing shall be increased by the amount by which the Estimated Closing Working Capital exceeds the Target Working Capital. In the event that the Estimated Closing Working Capital is less than the Target Working Capital, then the Purchase Price payable to NewCo by the Purchaser at the Closing shall be decreased by the amount by which the Target Working Capital exceeds the Estimated Closing Working Capital.
Section 2.07    Post-Closing Adjustment to Purchase Price. The Closing Purchase Price shall be subject to adjustment after the Closing as follows:
(a)    As soon as practicable, but no later than ninety (90) days following the Closing Date, the Purchaser shall prepare in good faith and deliver to the Sellers’ Representative (each of which shall be accompanied by appropriate information and documentation supporting the applicable calculation):
(i)    an unaudited balance sheet of the Company and its Subsidiaries as of the Closing Date prepared in accordance with GAAP consistent with the past practice of the Company (the “Closing Balance Sheet”);
(ii)    a schedule of the Company Indebtedness as of immediately prior to the Closing (the “Closing Company Indebtedness”);
(iii)    a schedule of the Cash and Cash Equivalents as of immediately prior to the Closing (“Closing Cash and Cash Equivalents”); and
(iv)    a statement of Working Capital, which shall set forth a reasonably detailed calculation by the Purchaser of Working Capital as of the Closing Date based on the Closing Balance Sheet (the “Closing Working Capital”).
Any actions taken by the Purchaser at or after the Closing shall not be taken into account for the purpose of preparing the Closing Balance Sheet and the Closing Working Capital.
(b)    The Purchaser shall deliver a copy of the Closing Balance Sheet, the Closing Company Indebtedness and Closing Cash and Cash Equivalents and the calculation of the Closing Working Capital (together, the “Closing Financial Data”) to the Sellers’ Representative promptly after it has been prepared together, which Closing Financial Data shall be prepared in accordance with the applicable definitions contained herein and in accordance with GAAP consistent with the past practice of the Company and, solely to the extent not addressed by GAAP, in accordance with the example set forth in Exhibit B hereto.
(c)    After receipt of the Closing Financial Data, the Sellers’ Representative shall have sixty (60) days (the “Review Period”) to review the Closing Financial Data, together with the work papers used in the preparation thereof, and have its Representatives review such Closing Financial Data. In connection with the review of the Closing Financial Data, the Purchaser shall give, and shall cause the Company and its Representatives to give, to the Sellers’ Representative and its Representatives such access during normal business hours to the Books and Records and other materials of the Company and its Subsidiaries and the personnel of, and work papers prepared by or for, the Purchaser, the Company and their respective Representatives (in each case, subject to execution of customary access letters and confidentiality undertakings), including to such historical financial information relating to the Company and its Subsidiaries as the Sellers’ Representative or its Representatives may reasonably request, in each case, to the extent reasonably necessary to permit the timely and complete review of the Closing Financial Data in accordance with this Section 2.07(c).
(d)    If the Sellers’ Representative has accepted such Closing Financial Data in writing or has not given written notice addressed and delivered to the Purchaser setting forth any objection to such Closing Financial Data (a “Statement of Objections”) prior to the expiration of the Review Period, then such Closing Financial Data shall be final, conclusive and binding upon the Purchaser and the Sellers. In the event that the Sellers’ Representative delivers a Statement of Objections during the Review Period (which statement must describe in reasonable detail (including all supporting calculations and references identifying all relevant schedules and documents) the items contained in the Closing Financial Data with which the Sellers’ Representative disagrees and the basis for such disagreement), the Purchaser and the Sellers’ Representative shall use their commercially reasonable efforts to agree on the amount of Closing Working Capital, Cash and Cash Equivalents or Company Indebtedness as of immediately prior to the Closing, as applicable, and appropriate adjustments to the Closing Balance Sheet within thirty (30) days following the receipt by the Purchaser of the Statement of Objections; provided, however, that the Statement of Objections may only include objections based on (i) the failure of the calculations set forth in the Closing Financial Data to be prepared in accordance with the applicable definitions contained herein and in accordance with GAAP consistent with the past practice of the Company and, solely to the extent not addressed by GAAP, in accordance with the example set forth in Exhibit B hereto or (ii) mathematical errors in the computation of any amount set forth in the Closing Financial Data. Any written and executed resolution by the Purchaser and the Sellers’ Representative during the thirty (30) days after receipt by the Purchaser of the Statement of Objections shall be final, conclusive and binding. If the Purchaser and the Sellers’ Representative are unable to reach an agreement as to such amounts and adjustments within such thirty (30) day period, then solely the matters set forth in the Statement of Objections that remain in dispute shall be submitted as promptly as practicable to BDO USA, LLP, or if BDO USA, LLP is unwilling or unable to serve in such capacity, to such other independent accounting firm agreed to by the Purchaser and the Sellers’ Representative (such firm, the “Accounting Firm”), who shall resolve the matters still in dispute and adjust the Closing Financial Data to reflect such resolution; provided, however, that the Accounting Firm may not determine an amount of (w) Closing Working Capital in excess of that claimed by the Sellers’ Representative or less than that claimed by the Purchaser, (x) Cash and Cash Equivalents as of immediately prior to the Closing in excess of that claimed by the Sellers’ Representative or less than that claimed by the Purchaser or (y) Company Indebtedness as of immediately prior to the Closing in excess of that claimed by the Purchaser or less than that claimed by the Sellers’ Representative. The Purchaser and the Sellers’ Representative shall cause the Accounting Firm to make such determination within forty-five (45) days following the submission of the matter to the Accounting Firm for resolution, and such determination shall be final, conclusive and binding upon the Purchaser and the Sellers (absent fraud or manifest error) and may be entered and enforced in any court having jurisdiction. The Purchaser and the Sellers’ Representative shall instruct the Accounting Firm to (A) review only those unresolved items specifically set forth in the Statement of Objections and submitted to the Accounting Firm in the amounts claimed by the Purchaser and the Sellers’ Representative in the Closing Financial Data and the Statement of Objections, respectively, (B) make its determination based solely upon the written submissions of the Purchaser and the Sellers’ Representative (i.e., not by independent review) and (C) limit its review to whether the item in dispute is (x) calculated in accordance with the applicable definitions contained herein and in accordance with GAAP consistent with the past practice of the Company and, solely to the extent not addressed by GAAP, in accordance with the example set forth in Exhibit B hereto or (y) a mathematical error. Each of the Purchaser and the Sellers’ Representative agree that it shall not have any right to, and shall not, institute any Action of any kind challenging such determination or with respect to the matters that are the subject of this Section 2.07, except that the foregoing shall not preclude an Action to enforce such determination. The terms “Final Closing Working Capital,” “Final Closing Cash and Cash Equivalents” and “Final Closing Indebtedness” shall mean, respectively, the definitive Closing Working Capital, Closing Cash and Cash Equivalents and Closing Indebtedness agreed to (or deemed to be agreed to) by the Purchaser and the Sellers’ Representative or the definitive Closing Financial Data resulting from the determinations made by the Accounting Firm in accordance with this Section 2.07 (in addition to those items theretofore agreed to (or deemed agreed to) by the Purchaser and the Sellers’ Representative).
(e)    In the event any dispute is submitted to the Accounting Firm for resolution as provided in Section 2.07(d), the fees, charges and expenses of the Accounting Firm shall be allocated and paid by the Purchaser, on the one hand, and/or the Sellers, on the other hand, based upon the percentage which the portion of the dispute not awarded to each party bears to the amount actually contested by such party. For example, if the Sellers’ Representative claims that the appropriate adjustments are $1,000 greater than the amount determined by the Purchaser, and if the Accounting Firm ultimately resolves the dispute by awarding to the Sellers’ Representative $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to the Purchaser and 70% (i.e., 700 ÷ 1,000) to the Sellers.
(f)    Promptly (and in any event within three (3) Business Days) following the determination of the Final Closing Working Capital, Final Closing Cash and Cash Equivalents and Final Closing Indebtedness pursuant to this Section 2.07, (i) if the Net Adjustment Amount is positive, the Purchaser shall pay to NewCo an aggregate amount equal to the Net Adjustment Amount, by wire transfer of immediately available funds to the account specified in writing by the Sellers’ Representative at least one (1) Business Day prior to the payment date, and (ii) if the Net Adjustment Amount is negative, NewCo shall, and the Sellers shall cause NewCo to, pay to the Purchaser an amount equal to the absolute value of the Net Adjustment Amount, by wire transfer of immediately available funds to an account specified in writing by the Purchaser at least one (1) Business Day prior to the payment date.
Section 2.08    Withholding. The Purchaser, the Company and their Affiliates and agents (each, a “Payor”) shall be entitled to deduct and withhold (a) from the payment in respect of any LTIP Award or other compensatory payments pursuant to or in connection with this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other applicable Law relating to any Tax and (b) from the consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under Sections 1445 or 1446 of the Code as a result of Seller’s failure to deliver the documentation required pursuant to Section 2.04(e). No other deduction or withholding in respect of any Taxes shall be made from the consideration otherwise payable pursuant to this Agreement, nor shall Purchaser establish any reserve on the Closing Balance Sheet in connection therewith, unless (x) such additional withholding is required as a result of a change in applicable Law after the date of this Agreement or (y) the Purchaser and the Sellers’ Representative, acting in good faith, agree that such additional withholding is required under applicable Law. The Sellers’ Representative and the applicable Payor agree to cooperate and use commercially reasonable efforts to minimize any anticipated withholding Tax imposed in connection with the transactions contemplated herein. To the extent that amounts are deducted, withheld and paid over to the relevant Governmental Authority in accordance with this Section 2.08, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Contemporaneously with the execution and delivery of this Agreement, the Company and the Sellers are delivering to the Purchaser a disclosure schedule with numbered sections corresponding to the relevant sections in this Agreement (the “Sellers’ Disclosure Letter”). Any exception, qualification, limitation, document or other item described in any provision, subprovision, section or subsection of any schedule of the Sellers’ Disclosure Letter with respect to a particular representation or warranty in Article 3 or Article 4 contained in this Agreement shall be deemed to be an exception or qualification with respect to all other representations and warranties in Article 3 or Article 4 contained in this Agreement to the extent that it is reasonably apparent on the face of such description that such exception, qualification, limitation, document or other item is applicable to such other representations and warranties. Nothing in the Sellers’ Disclosure Letter shall be deemed to broaden the scope of any representation or warranty in Article 3 or Article 4 or covenant in Section 6.01 of the Company or the Sellers contained in this Agreement. The inclusion of any information in the Sellers’ Disclosure Letter (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Material Adverse Effect or is outside the ordinary course of business. Except as disclosed in the Sellers’ Disclosure Letter, each Seller makes the following representations and warranties:
Section 3.01    Organization and Authority of the Sellers. Such Seller has been duly incorporated or formed, as applicable, under the Laws of its State of incorporation or formation and is validly existing and is in good standing under the Laws of such State. Such Seller has all requisite power and authority to execute this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party, perform its obligations hereunder and thereunder, and to consummate the Transactions.
Section 3.02    Due Authorization. The execution and delivery by such Seller of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party, the performance by such Seller of its obligations hereunder and thereunder, and the consummation by such Seller of the Transactions (including the sale, transfer, assignment and conveyance of Membership Interests) have been duly and validly authorized by all requisite action on the part of such Seller. Each of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party has been duly and validly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the each of the other parties hereto and thereto, each of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, subject, as to enforcement, to (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, preference and other similar laws now or hereinafter in effect affecting creditors’ rights generally and (b) general principles of equity (regardless of whether enforcement is sought in equity or at law) ((a) and (b), together, the “Enforceability Exceptions”).
Section 3.03    Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder and (b) as set forth on Schedule 3.03 of the Sellers’ Disclosure Letter, the execution, delivery and performance by such Seller of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party and the consummation by such Seller of the Transactions does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except for those the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions or otherwise prevent such Seller from performing its obligations under this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party.
Section 3.04    Ownership of Membership Interests. As of the date hereof and as of immediately prior to the consummation of the Restructuring Transactions: (i) the Membership Interests are and will be owned, beneficially and of record, by such Sellers as set forth below each such Seller’s name on the signature pages hereto free and clear of any and all Encumbrances other than (a) applicable transfer restrictions pursuant to applicable securities Laws, (b) Encumbrances created by the Purchaser and (c) as set forth on Schedule 3.04 of the Sellers’ Disclosure Letter; and (ii) such Seller has and will have good and valid title to such Membership Interests. Upon consummation of the Restructuring Transactions and immediately prior to Closing, all of the issued and outstanding Membership Interests will be owned, beneficially and of record, by NewCo free and clear of any and all Encumbrances other than (a) applicable transfer restrictions pursuant to applicable securities Laws, (b) Encumbrances created by the Purchaser and (c) as set forth on Schedule 3.04 of the Sellers’ Disclosure Letter; and (ii) NewCo will have good and valid title to such Membership Interests. Upon transfer of such Membership Interests to the Purchaser at the Closing in accordance with this Agreement, the Purchaser will acquire good and valid title to such Membership Interests free and clear of all Encumbrances other than (a) applicable transfer restrictions pursuant to applicable securities Laws and (b) Encumbrances created by the Purchaser.
Section 3.05    No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Schedule 3.05 of the Sellers’ Disclosure Letter have been obtained and all filings and notifications listed in Schedule 3.05 of the Sellers’ Disclosure Letter have been made, the execution, delivery and performance by such Seller of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party and the consummation of the Transactions will not (in each case, with or without notice or lapse of time or both) (a) violate, conflict with or result in a breach of any provision of the organizational documents of such Seller, (b) conflict with or violate any Law or Governmental Order applicable to such Seller or by which any of its assets, properties or businesses is bound or affected, or (c) conflict with, result in any breach or violation of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval or notice by or to any Person under, or give to others any rights of termination, amendment, modification, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance on assets of such Seller other than the Membership Interests) on any of the Membership Interests or assets of such Seller under the terms of any Contract to which such Seller is a party, except, in the case of clauses (b) and (c), to the extent that any such conflict, violation, breach, default, right of termination, amendment, modification, acceleration, suspension, revocation, cancellation or Encumbrance would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay the consummation of the Transactions or otherwise prevent such Seller from performing its obligations under this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party.
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Sellers’ Disclosure Letter, and with reference to the introductory paragraph to Article 3, the Company makes the following representations and warranties:
Section 4.01    Organization, Authority and Qualification of the Company. The Company is duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own, operate or lease all of the properties and assets now owned, operated or leased by it, to carry on its business as it is currently being conducted, to enter into this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party, to perform its obligations hereunder, and to consummate the Transactions. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized) in each jurisdiction where the operation of its business makes such licensing or qualification necessary, except for those jurisdictions in which the failure of the Company to be so licensed, qualified or in good standing, individually or in the aggregate, has not and would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the organizational documents of the Company currently in effect have been provided, or made available, to the Purchaser.
Section 4.02    Subsidiaries.
(a)    Schedule 4.02(a) of the Sellers’ Disclosure Letter sets forth a list of each Subsidiary of the Company, the type of legal entity which each such Subsidiary constitutes and the jurisdiction in which each such Subsidiary was organized. Except as set forth on Schedule 4.02(a) of the Sellers’ Disclosure Letter, all Subsidiaries of the Company are wholly owned, beneficially and of record, by the Company or another Subsidiary of the Company, free and clear of all Encumbrances and there are no other issued or outstanding equity or other ownership interests in any such Subsidiary. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the respective laws of such Subsidiary’s jurisdiction of organization and has all requisite power and authority to own, operate or lease all of the properties and assets now owned, operated or leased by it and to carry on its business as it is currently being conducted. Each Subsidiary of the Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized) in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except for those jurisdictions in which the failure of any such Subsidiary to be so licensed, qualified or in good standing, individually or in the aggregate, has not and would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the organizational documents of each Subsidiary of the Company currently in effect have been provided, or made available, to the Purchaser.
(b)    Except as disclosed on Schedule 4.02(b) of the Sellers’ Disclosure Letter, there is no existing option, warrant, call, right (including preemptive, purchase, refusal, subscription, conversion or exchange rights), commitment or other agreement of any character to which any Subsidiary of the Company is a party or which is binding on any such Subsidiary requiring, and there are no securities of any Subsidiary of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional ownership interests or other equity interests in any such Subsidiary (including any equity-linked security, phantom equity or similar interests) or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase ownership interests of or other equity interests in of any Subsidiary. There are no voting trusts, proxies, stockholder agreements or other agreements or understandings to which the Company or any of its Subsidiaries is bound with respect to the voting, transfer or other disposition of any equity interests of the Subsidiaries, and there is no Indebtedness of any Subsidiary that grants the holder thereof voting, governance or other rights of the type typically reserved for equityholders. As of immediately prior to the Restructuring Transactions and as of the Closing, the Other Retained Assets, the Retained DH&R Assets and the JDV Subs (each, as defined Schedule 2 hereto) do not have any right, title or interest in, to, or under any assets of or related to the operation of the Business, except with respect to the operation of the Particular Hotels and the hotels described on Schedule 4.02(b)(2). As of the Closing, except for the Other Retained Assets, the Retained DH&R Assets, the JDV Subs (each, as defined in Schedule 2 hereto) and those Particular Contracts that are terminated and in which a Replacement Deliverable is delivered in connection therewith prior to the Closing, none of the Company or any of its Subsidiaries has any right, title or interest in, to or under, or is liable with respect to any liability or obligation, related to the operation of the Particular Hotels or the hotels described on Schedule 4.02(b)(2) other than with respect to those hotels in which consent to assignment of the Hotel Management Agreement applicable to such hotel is not obtained prior to Closing and the rights to such Hotel Management Agreement are not transferred to NewCo prior to Closing.
(c)    Neither the Company nor any Subsidiary (including without limitation Alila) owns a direct or indirect interest in real property situated within the British Virgin Islands.
Section 4.03    Due Authorization. The execution and delivery by the Company of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Transactions have been duly and validly authorized by all requisite action on the part of the Company. This Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, each of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforcement, to the Enforceability Exceptions.
Section 4.04    Capitalization; Officers and Directors.
(a)    For purposes of this Agreement, the issued and outstanding ownership interests of the Company and the rights represented by such issued and outstanding ownership interests are hereinafter collectively referred to as the “Membership Interests.” The Membership Interests owned by the Sellers and set forth below such Seller’s name on the signature pages hereto constitute all of the issued and outstanding equity or ownership interests of the Company. All of the Membership Interests were duly authorized for issuance and were validly issued. Other than its Subsidiaries, and except as set forth on Schedule 4.04(a) of the Sellers’ Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, limited liability company or partnership interest, joint venture interest or other equity interest (including any equity-linked security, phantom equity or similar interest) in any other Person.
(b)    Except as disclosed on Schedule 4.04(b) of the Sellers’ Disclosure Letter, there is no existing option, warrant, call, right (including preemptive, purchase, refusal, subscription, conversion or exchange rights), commitment or other agreement of any character to which the Company is a party or which are binding on the Company requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional Membership Interests or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase Membership Interests or other equity securities of the Company. There are no voting trusts, proxies, stockholder agreements or other agreements or understandings to which the Company or any of its Subsidiaries is bound with respect to the voting, transfer or other disposition of any equity interests of the Company, and there is no Indebtedness of the Company that grants the holder thereof voting, governance or other rights of the type typically reserved for equityholders. Except as set forth on Schedule 4.04(b) of the Sellers’ Disclosure Letter, neither the Company nor any of its Subsidiaries has, since the Inception Date, issued or granted, and there are no outstanding or authorized compensatory equity or equity-linked interests with respect to the limited liability company membership interests or capital stock of, or other equity or voting interests in, the Company or such Subsidiary, including without limitation, any profits interests, restricted units, options, appreciation rights, phantom equity, profit participation or similar rights.
(c)    Schedule 4.04(c) of the Sellers’ Disclosure Letter sets forth, as of the date hereof, a list and the identity of all of the officers and directors of the Company.
Section 4.05    Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder and (b) as set forth on Schedule 4.05 of the Sellers’ Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party and the consummation of the Transactions does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority except for those the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair or delay the consummation of the Transactions or otherwise prevent the Company from performing its obligations under this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party.
Section 4.06    No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Schedule 4.06 of the Sellers’ Disclosure Letter have been obtained and all filings and notifications listed in Schedule 4.06 of the Sellers’ Disclosure Letter have been made, the execution, delivery and performance by the Company of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party and the consummation of the Transactions will not (in each case, with or without notice or lapse of time or both): (a) violate, conflict with or result in a breach of any provision of the Company’s or any of its Subsidiaries’ Certificate of Formation, limited liability company agreement or other organizational documents; (b) conflict with or violate any Law or Governmental Order applicable to the Company or any of its Subsidiaries or by which any of their respective assets, properties or businesses is bound or affected; or (c) conflict with, result in any breach or violation of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval or notice by or to any Person under, or give to others any rights of termination, amendment, modification, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the equity interests or assets of the Company or any of its Subsidiaries under the terms of any Material Contract, except in the case of clauses (b) and (c) to the extent that any such conflict, violation, breach, default, right of termination, amendment, modification, acceleration, suspension, revocation, cancellation or Encumbrance, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent or materially impair or delay the consummation of the Transactions or otherwise prevent the Company from performing its obligations under this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party.
Section 4.07    Financial Information.
(a)    Schedule 4.07(a) of the Sellers’ Disclosure Letter sets forth true and correct copies of (i) the audited consolidated balance sheet of the Company and its Subsidiaries at December 31, 2016 and December 31, 2017 and the related audited consolidated statements of operations, cash flows and members’ equity for the fiscal years then ended (the “Audited Company Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries at June 30, 2018 and the related unaudited consolidated statements of operations, cash flows and members’ equity for the period then ended (the “Unaudited Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered thereby and present fairly, in all material respects, the consolidated financial condition, assets, liabilities, equity, cash flows and results of operations of the Company and its Subsidiaries at the respective dates set forth therein and for the respective periods covered thereby, except (i) in each case, as may be set forth on Schedule 4.07(a) of the Sellers’ Disclosure Letter, (ii) in the case of the Audited Company Financial Statements, as may be indicated in the notes thereto, and (iii) in the case of the Unaudited Company Financial Statements, for the absence of footnotes and any normal and recurring year-end adjustments, none of which are, individually or in the aggregate, material in nature or amount. The Company Financial Statements were prepared from, and are consistent with, the Books and Records of the Company and its Subsidiaries.
(b)    Except to the extent reflected or reserved against in the most recent balance sheet and the notes thereto included in the Company Financial Statements (the “Company Balance Sheet”), or otherwise disclosed in Schedule 4.07(b) of the Sellers’ Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liabilities that would be required by GAAP, applied on a basis consistent with the Company’s past practice, to be reflected or reserved against in the Company Financial Statements, except Liabilities (i) incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) arising since the date of the Company Balance Sheet under the terms of any Contract or Permit binding upon the Company or any of its Subsidiaries, other than any liability resulting from the Company’s or any of its Subsidiaries’ breach or violation of any such Contract or Permit, (iii) that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (iv) that were incurred as a result of the Transactions.
(c)    As of the date hereof, neither the Company nor any of its Subsidiaries has any outstanding Indebtedness.
Section 4.08    Governmental Authorizations and Regulations. As of the date hereof and since the Inception Date, all Permits required to conduct the Business are and have been in the possession of the Company or one or more of its Subsidiaries, as applicable, are and have been in full force and effect and the Company and its Subsidiaries, as applicable, are and have been operating in compliance therewith, except, in each case, for such Permits the failure of which to possess or with which to be in compliance, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business. Since the Inception Date, neither the Company nor any of its Subsidiaries has received any notice of any default or violation of or under any such Permit, and, to the Knowledge of the Company, no event, circumstances or state of facts has occurred which, with notice or the lapse of time or both, would reasonably be expected to constitute a default or violation under any of such Permits, except for those defaults or violations that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. There are no, and since the Inception Date have been no, Actions pending or, to the Knowledge of the Company, threatened relating to the nonrenewal, cancellation, suspension, revocation, termination or modification of any of the Permits which, individually or in the aggregate, would reasonably be expected to be material to the Business.
Section 4.09    Absence of Certain Changes. Except as set forth on Schedule 4.09 of the Sellers’ Disclosure Letter, since the date of the Company Balance Sheet, (i) there has not been any change, event, occurrence, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect and (ii) through the date of this Agreement, the Company and each of its Subsidiaries has conducted its Business in the ordinary course of business, and none of the Company or any of its Subsidiaries have taken, or failed to take, any action that would, if taken or omitted after the date hereof, require the Purchaser’s consent under Section 6.01(b).
Section 4.10    Absence of Litigation. Except as set forth on Schedule 4.10 of the Sellers’ Disclosure Letter, there is no Action pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority or as part of any private arbitration procedure, in each case in respect of the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. None of the Company or any of its Subsidiaries or any of their respective assets or properties is, or since the Inception Date has been, party to or subject to, or in default under, any Governmental Order that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
Section 4.11    Compliance with Laws. The Company and each of its Subsidiaries conducts and, since the Inception Date, has conducted, its Business in accordance with all Laws and Governmental Orders applicable to the Business, the Company and its Subsidiaries and neither the Company nor any of its Subsidiaries is or, since the Inception Date, has been in violation of any such Law or Governmental Order, except where failure to so conduct its business, individually in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
Section 4.12    Material Contracts.
(a)    Except for the Leases set forth on Schedule 4.16 of the Sellers’ Disclosure Letter, Schedule 4.12 of the Sellers’ Disclosure Letter sets forth, as of the date hereof, all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of them or their assets or properties are otherwise bound (all Contracts required to be so listed, the “Material Contracts”):
(i)    Each Hotel Management Agreement;
(ii)    Contracts for the sale of any assets of the Company or any of its Subsidiaries in excess of $250,000 other than in the ordinary course of business;
(iii)    Contracts relating to Indebtedness in excess of $50,000;
(iv)    Contracts creating or governing a partnership, joint venture, strategic alliance, loyalty program, any arrangement impacting the distribution of hotel rooms across the Business’s portfolio (whether through the use of discounts, promotions or otherwise) or any other arrangement of a similar type to any of the foregoing, in each case, with any third party;
(v)    Contracts under which the Company or any of its Subsidiaries has, directly or indirectly, (A) made any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person or any capital expenditure, in each case that remains outstanding as of the date hereof, or (B) agreed to make after the date hereof any loan, advance, or assignment of payment to any Person or any capital contribution to, or other investment in, any Person or any capital expenditure, in the case of each of the preceding clauses (A) and (B);
(vi)    Contracts containing a covenant restricting or purporting to restrict the ability of the Company or any of its Subsidiaries to engage in any line of business or in any geographic area or to compete with any Person;
(vii)    Contract for the employment or engagement of any officer, employee, manager, consultant or other service provider of the Company or any of its Subsidiaries (each, a “Service Provider”) that: (A) provides for annual base compensation at or above $200,000; (B) provides for the payment, increase or acceleration of any payment, vesting or other compensation or benefits to any Service Provider upon or in connection with the consummation of the Transactions; or (C) restricts the Company’s or any of its Subsidiaries’ ability to terminate the employment or engagement of any Service Provider at any time for any lawful reason or for no reason without penalty or liability (other than liability for accrued but unpaid compensation and benefits through the date of termination), except in the case of clauses (A) and (C), to the extent that such Services Providers are not employed or do not provide services primarily at a “home office location” of the Company;
(viii)    Each collective bargaining agreement or other contract with any labor union;
(ix)    Contracts with any vendor set forth on Schedule 4.13 of the Sellers’ Disclosure Letter;
(x)    Contracts that: (A) involve the commitment or expenditure (or series of commitments or expenditures) by the Company or any of its Subsidiaries of more than $250,000 annually and (B) are not cancelable upon thirty (30) or fewer days’ notice without any liability;
(xi)    Contracts other than the Hotel Management Agreements that provide for the receipt of payment by the Company or any of its Subsidiaries of more than $500,000 annually;
(xii)    Contracts requiring the Company or any of its Subsidiaries to assume or guarantee any debt of any Person (including any Subsidiary) or imposing an Encumbrance (except for any Permitted Encumbrance) on any of the assets or properties of the Company or any of its Subsidiaries;
(xiii)    Contracts pursuant to which the Company or any of its Subsidiaries (A) grants any material license to any Person to use any Trademark or other Intellectual Property of the Company or its Subsidiaries or (B) receives any material license from any Person to use any Trademark or other Intellectual Property of a third party, other than software licenses that are available on standard terms to the public generally;
(xiv)    Contracts granting any Person a first refusal, first offer or similar preferential right to purchase or acquire any material right, asset, equity interest or property of the Company or any its Subsidiaries;
(xv)    Contracts relating to the acquisition or disposition of any business, equity securities, material assets or property of any Person (i) since the Inception Date or (ii) containing any (A) outstanding “earn-out” or other similar contingent payment or performance obligations or (B) provisions otherwise imposing continuing liability on the Company or any of its Subsidiaries;
(xvi)    Contracts imposing indemnification obligations on the Company or any of its Subsidiaries (other than vendor contracts entered into in the ordinary course of business);
(xvii)    Contract that is a settlement, conciliation, release, compromise, waiver or similar agreement that imposes any obligations upon the Company or any of its Subsidiaries after the date of this Agreement;
(xviii)    Each Contract relating to an Affiliate Transaction;
(xix)    Contracts with any Governmental Authority; and
(xx)    any commitment or agreement to enter into any of the foregoing.
(b)    Each of the Material Contracts: (i) is the legal, valid and binding obligation of the Company or of its Subsidiaries, as applicable; (ii) assuming such Material Contract is binding on and enforceable against the other parties thereto, is enforceable against the Company or its Subsidiaries, as applicable, in accordance with its terms, subject, as to enforcement, to the Enforceability Exceptions; and (iii) is in full force and effect, except in each case to the extent it has previously expired in accordance with its terms. The Company or its Subsidiaries, as applicable, is not in material breach or default under any Material Contract, and, to the Knowledge of the Company, as of the date hereof, no other party to any Material Contract, is in material breach or default thereunder and no event or circumstance has occurred that, with or without notice or lapse of times or both, would constitute a material breach or default or would permit termination, modification, acceleration thereof by any party to such Material Contract. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice of any intention of any other party thereto to cancel, terminate or modify any such Material Contract.
(c)    Without limiting the generality of Section 4.12(b), neither the Company nor any Subsidiary (i) has received notice in writing of a performance test failure in connection with any Hotel Management Agreement, (ii) is currently in default of any performance test or will be in default of a performance test with upon the giving of notice or passage of time, in each case, in connection with any Hotel Management Agreement or (iii) is in violation of any radius restriction of any Hotel Management Agreement. As of the date hereof, neither the Company nor any Subsidiary has received any notice of termination of a Hotel Management Agreement, or has any Knowledge of a counterparty’s intent to deliver a notice of termination of a Hotel Management Agreement in connection with the sale of an underlying property or Knowledge of the pending or proposed sale of an underlying property subject to a Hotel Management Agreement.
(d)    Prior to the date hereof, the Company has made available to the Purchaser true, correct and complete copies of each Material Contract and any amendments, modifications or supplements thereto.
Section 4.13    Vendors. Schedule 4.13 sets forth the names of the vendors of the Company and its Subsidiaries that received payment in excess of $250,000 for each of (i) the twelve (12) months ended December 31, 2016 and (ii) the twelve (12) months ended December 31, 2017. As of the date hereof, none of the vendors listed on Schedule 4.13 has notified in writing or, to the Knowledge of the Company, threatened to cancel or terminate its relationship with the Company or its Subsidiaries, as applicable, or materially and adversely modify its relationship with the Company or its Subsidiaries, as applicable.
Section 4.14    Intellectual Property.
(a)    Schedule 4.14(a) of the Sellers’ Disclosure Letter sets forth a complete and accurate list of all (i) Trademark registrations and applications, (ii) Internet domain name registrations and (iii) any other Intellectual Property registrations and applications, in each case which are owned by the Company or its Subsidiaries (the “Company Registered IP”). The Company and its Subsidiaries are the sole and exclusive beneficial and record owner of all of the Company Registered IP, and all such Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable. As of the date hereof, there are no pending opposition or cancellation proceedings or other Actions challenging any material Company Registered IP.
(b)    The operation of the Business does not infringe upon, misappropriate, or otherwise violate any Intellectual Property owned by any third party in any material respect. Except as set forth on Schedule 4.14(b) of the Sellers’ Disclosure Letter, the Company and its Subsidiaries have not received, since the Inception Date, any written notice alleging any such infringement, misappropriation, or other violation in any material respect that has not been settled or otherwise fully resolved.
(c)     (i) To the Knowledge of the Company, other than as set forth on Schedule 4.14(c) of the Sellers’ Disclosure Letter, no third party is infringing, misappropriating, or otherwise violating any Company Owned Intellectual Property in any material respect, and (ii) no such claims are pending or threatened against any third party by the Company or its Subsidiaries.
(d)    The Company and its Subsidiaries have taken commercially reasonable steps to protect their rights in their trade secrets. Since the Inception Date, there have been no material security breaches in the information technology systems of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the information technology systems of any third party to the extent used by or on behalf of the Company or any of its Subsidiaries. Since the Inception Date, there have been no disruptions in any such information technology systems except for any such disruptions that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries.
(e)    Since the Inception Date, the privacy practices of the Company and its Subsidiaries have at all times conformed, in all material respects, to the Company’s and its Subsidiaries’ respective privacy policies. Since the Inception Date, the Company and its Subsidiaries have complied in all materials respects with all applicable Laws relating to privacy and personal data protection.
Section 4.15    Owned Real Property. Neither the Company nor any of its Subsidiaries owns any real property in fee (or the equivalent interest in the applicable jurisdiction) or is under contract to purchase any real property in fee (or the equivalent interest in the applicable jurisdiction).
Section 4.16    Leased Real Property. Schedule 4.16 of the Sellers’ Disclosure Letter sets forth, as of the date hereof, each real property lease (together with any amendments, modifications, supplements, guarantees and renewals thereto, each, a “Lease”) to which the Company or any of its Subsidiaries is party, and the street address of each parcel of real property which is leased by the Company or any of its Subsidiaries as lessee together with the identity of the lessee of such real property (all such real property being hereinafter collectively referred to as the “Leased Real Property”). Each identified lessee of any parcel of Leased Real Property has a valid and enforceable leasehold interest under each Lease to which it is a party, free and clear of all Encumbrances, except for Permitted Encumbrances. All Leases are in full force and effect, and neither the Company nor any of its Subsidiaries has received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by the identified lessee under any Lease, or would result in the creation of any Encumbrance, except for Permitted Encumbrances, thereunder or pursuant thereto. The Leased Real Property constitutes all of the real property used, leased or otherwise occupied by the Company and its Subsidiaries to operate its Business. To the Knowledge of the Company, there are no condemnation, eminent domain or compulsory purchase proceedings or claims pending or threatened with respect to any portion of the Leased Real Property. Prior to the date hereof, true, correct and complete copies of each Lease have been made available to the Purchaser. No Lease has been amended or modified except as set forth on Schedule 4.16 of the Sellers’ Disclosure Letter. Except as set forth on Schedule 4.16 of the Sellers’ Disclosure Letter, neither of the Company nor its Subsidiaries has subleased any of the Leased Real Property, and, to the Knowledge of the Company, there are no other Persons occupying or having any current or future right to occupy any part of the Leased Real Property during the term of each of the Leases. There are no leasing or other fees or commissions due in connection with any Lease or any renewal or extension or expansion of any Lease that will be binding on Purchaser or any of its Affiliates or Representatives after the Closing, and no understanding or agreement with any party exists as to payment of any leasing commissions or fees regarding future leases. No security or other deposits made by the Company or any Subsidiary under any Lease has been applied towards the obligations of such party in accordance with such Lease and no security or other deposit is in the form of a letter of credit or any other form other than cash. No counterparty to any Lease has made a request for payment or performance by any guarantor to such Lease.
Section 4.17    Affiliate Transactions. Schedule 4.17 of the Sellers’ Disclosure Letter sets forth a true, correct and complete list of any agreement, arrangement or transaction between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any equityholder (direct or indirect), officer, employee, manager, or director of the Company or any of its Subsidiaries, any Affiliate of the Company, or, to the Knowledge of the Company, any Affiliate or immediate family member of any equityholder (direct or indirect), officer, employee, manager or director of the Company or any of its Subsidiaries, on the other hand (other than ordinary course employment arrangements with employees of the Company on arms-length terms) (each an “Affiliate Transaction”). None of the Persons referenced in the foregoing clause (b) owns or has the right to use any asset or property (tangible or intangible) used in the Business.
Section 4.18    Insurance. Schedule 4.18 of the Sellers’ Disclosure Letter lists each material insurance policy maintained by the Company and any of its Subsidiaries. Copies of all material insurance policies under which the Company and its Subsidiaries are insured have been made available to the Purchaser, and all such policies are in full force and effect. The Company has not received any notice of cancellation, termination or denial of coverage or non-renewal of any such policy. All premiums due and payable thereon have been paid in full, and neither the Company nor any of its Subsidiaries is in material breach or default under the terms of any such insurance policy. There is no material claim by or with respect to the Company or any of its Subsidiaries or any of their assets or property pending under any of such policies as to which coverage has been denied or disputed by the insurer.
Section 4.01    Taxes. Except as set forth on Schedule 4.19 of the Sellers’ Disclosure Letter:
(a)     All income and other material Tax Returns required to be filed by the Company or any of its Subsidiaries have been filed (except those under extension). All material Taxes of the Company and its Subsidiaries (whether or not shown as due on such Tax Returns) have been paid, except for any such Taxes being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP.
(b)    No Tax Authority is currently claiming, asserting or threatening in writing against the Company or any of its Subsidiaries any adjustment, deficiency or claim for payment of additional Taxes.
(c)    No Tax examinations or audits of the Company or any of its Subsidiaries are in progress, pending or threatened in writing.
(d)    There are no Tax liens (other than liens for Taxes not yet due and payable) on any assets of the Company or any of its Subsidiaries.
(e)    All Taxes required to be withheld, collected or deposited by the Company or any of its Subsidiaries in connection with amounts paid to any employee, independent contractor, creditor, equityholder or other third party have been withheld, collected or deposited and, to the extent required, have been paid to the relevant Tax Authority.
(f)    No written claim has been made by a Tax Authority in a jurisdiction in which Tax Returns are not filed by the Company or its Subsidiaries, that the Company or any of its Subsidiaries are subject to taxation by that jurisdiction.
(g)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings, in each case in respect of Taxes, have been sought from, entered into or issued by any Governmental Authority directly related to the Company or any of its Subsidiaries.
(h)    Neither the Company nor any of its Subsidiaries (i) is or has been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than an affiliated group the sole members of which are any of Company or any of its Subsidiaries) (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as transferee or successor or by Contract (other than a Contract entered into the ordinary course of business the principal subject of which is not Taxes).
(i)    Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or Tax sharing agreement (other than any such agreement exclusively between or among any of the Company or any of its Subsidiaries, or any such agreement entered into in the ordinary course of business the principal subject of which is not Taxes).
(j)    No members of the Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or comparable provision of state, local or foreign Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing or (iv) prepaid amount or advance payment received prior to the Closing.
(k)    Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(b)(2).
(l)    Neither the Company nor any of its Subsidiaries has distributed stock or other equity interests of another Person in a transaction after the Inception Date that was purported or intended to be governed by Sections 355 or 361 of the Code.
(m)    All non-income Taxes, and all income Taxes with respect to jurisdictions outside the United States, in each case required to be paid by or with respect to the Company and its Subsidiaries for any Pre-Closing Tax Period will have either been paid prior to the Closing or accrued on the Closing Balance Sheet and taken into account in computing Closing Working Capital.
(n)    The Company is classified as a partnership for U.S. federal income tax purposes under Treasury Regulations Section 301.7701-3. Each Subsidiary of the Company (other than the Foreign Subsidiaries) is classified as a disregarded entity for U.S. federal income tax purposes under Treasury Regulations Section 301.7701-3.
(o)    Neither the Company nor any of its Subsidiaries has made any election under Treasury Regulations Section 301.9100-22T to apply the amended partnership audit rules promulgated by the Bipartisan Budget Act of 2015 to a taxable year beginning before January 1, 2018.
(p)    No Foreign Subsidiary (i) holds assets that constitute U.S. property within the meaning of Section 956 of the Code or (ii) has generated more than two million dollars ($2,000,000) of “subpart F income” (within the meaning of Section 952 of the Code) or “tested income” (within the meaning of Section 951A(c)(2) of the Code), in each case, in the taxable period which includes the Closing Date.
(q)    The taxable year of each of the Foreign Subsidiaries (as determined under Section 898 of the Code) which includes the Closing Date began on or after January 1, 2018.
(r)    Neither the execution and delivery of this Agreement or any other document contemplated hereby, nor the consummation of the Transactions, either alone or in combination with another event (whether contingent or otherwise) will result in any “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.
(s)    No compensation paid by the Company or any of its Subsidiaries has been within the past six years, or could reasonably be expected to be, includable in the gross income of any “service provider” (within the meaning of Section 409A or Section 457A of the Code) of the Company or any of its Subsidiaries by reason of non-compliance with the requirements of Section 409A and/or Section 457A of the Code.
Section 4.02    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) the Company and its Subsidiaries, as applicable, are, and since the Inception Date, have been, in compliance with all applicable federal, state, and local Laws governing pollution or the protection of the environment or human health and safety (“Environmental Laws”), (b) since the Inception Date, no written notice or claim has been received from any Governmental Authority or third party alleging that the Company or any of its Subsidiaries are in violation of any Environmental Laws (including claims related to human health and safety) or caused a “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. sec. 9601 et seq.), and (c) to the Knowledge of the Company, there have been no “releases” of any such “hazardous substance” in excess of a reportable and actionable quantity on any real property including the Leased Real Property.
Section 4.03    Employee Benefit Plans.
(a)    Schedule 4.21(a) of the Sellers’ Disclosure Letter sets forth a list of each material Employee Plan. Except as otherwise provided by this Agreement or required by applicable Law, neither the Company nor any of its Subsidiaries has any made any commitment to adopt or enter into any additional Employee Plan or to amend or terminate any existing Employee Plan.
(b)    With respect to each material Employee Plan, the Company has made available to the Purchaser a true and complete copy, as applicable, of: (i) each plan document (or, if not written, a written summary of its material terms) and all material amendments thereto, (ii) the three most recent annual reports with accompanying schedules and attachments, filed with respect to each Employee Plan required to make such a filing, (iii) the most recent summary plan description for each Employee Plan for which a summary plan description is required by applicable law (as well as any modifications or amendments thereto), (iv) the most recently received determination letter, if any, issued by the IRS and each currently pending application for a determination letter with respect to any Employee Plan that is intended to qualify under Section 401(a) of the Code, (v) the three most recently prepared actuarial reports, financial statements and trustee reports, if any, relating to the Employee Plan, (vi) all material records, notices and filings concerning IRS or U.S. Department of Labor audits or investigations arising or continuing during the last three years, and (vii) all non-routine, written communications and filings with any Governmental Authority relating to any such Employee Plan that were sent or received since the Inception Date.
(c)    Each Employee Plan which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination, opinion or advisory letter from the IRS with respect to each such Employee Plan as to its qualified status under the Code. To the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to adversely affect the qualified status of any such Employee Plan.
(d)    No Employee Plan is, and none of the Company, its Subsidiaries or any ERISA Affiliate contributes to, has within the preceding six years sponsored, maintained or contributed to or has any liability or obligation, whether fixed or contingent, with respect to any single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code (other than any multiemployer plan set forth on Schedule 4.21(d)). Except as set forth on Schedule 4.21(d) of the Sellers’ Disclosure Letter, no Employee Plan is, and none of the Company, its Subsidiaries or any ERISA Affiliate contributes to, has within the preceding six years sponsored, maintained or contributed to or has any liability or obligation, whether fixed or contingent, with respect to, (i) any “multiple employer plan” (within the meaning of Section 413 of the Code), (ii) any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA) or (iii) any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA). With respect to the Employee Plans set forth on Schedule 4.21(d), (A) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred, (B) all contributions (including instalments) to such plan required by Section 301 of ERISA and Sections 412 or 430 of the Code have been timely made, (C) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred which withdrawal liability has not been satisfied in full or, to the Knowledge of the Company, is reasonably expected to be incurred, (D) no liability to the Pension Benefit Guaranty Corporation has been incurred by any such entity, which liability has not been satisfied in full, (E) no proceeding has been initiated to terminate such plan, (F) such plan is not, and is not expected to be, in “critical” or “endangered” status, within the meaning of Section 432 of the Code or Section 305 of ERISA, (G) no event has occurred that is expected to result in the incurrence by Purchaser, any of Purchaser’s Affiliates, the Company or any Subsidiaries of the Company of any liability with respect to the withdrawal or partial withdrawal from, or termination of such plan, and (H) none of the Sellers or its Affiliates has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.
(e)    Each Employee Plan has been maintained, operated and administered in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code, except as, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries.
(f)    As of the date of this Agreement, no Action is pending or, to the Knowledge of the Company, threatened against, by or on behalf of any Employee Plan or the assets, fiduciaries or administrators thereof (other than routine claims for benefits in the ordinary course of business) that, individually or in the aggregate, has been or would reasonably be expected to be material to the Company and its Subsidiaries. None of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has engaged in or been a party to any non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan.
(g)    No Employee Plan, and none of the Company, its Subsidiaries or any Employee Plan fiduciary with respect to any Employee Plan, in any case, is the subject of an audit or investigation that is pending or, to the Knowledge of the Company, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.
(h)    Except as set forth on Schedule 4.21(h) of the Sellers’ Disclosure Letter, or as otherwise provided by this Agreement or pursuant to applicable Law, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any current or former Service Provider to any additional rights to severance or termination pay, (ii) accelerate the time of payment or vesting, or trigger any funding, of any compensation or benefits, or (iii) materially increase the amount of compensation due to any such Service Provider.
(i)    No Employee Plan provides, and neither the Company nor any of its Subsidiaries has any obligation to provide, health, medical or other welfare benefits to any current or former Service Providers (or any spouse, beneficiary or dependent of the foregoing) beyond the termination of employment or other service of such Service Provider (other than for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law where the cost thereof is borne entirely by the former Service Provider (or his or her eligible dependents or beneficiaries) or coverage through the end of the calendar month in which a termination of employment occurs). No Employee Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.
(j)    The Company and each of its Subsidiaries, and each of their respective ERISA Affiliates, are in compliance in all material respects with (i) the applicable requirements of Section 4980B of the Code and any similar state law, and (ii) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.
(k)    Except as set forth on Schedule 4.21(k) of the Sellers’ Disclosure Letter, no Employee Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any current or former Service Provider (or any dependent thereof) who at any point primarily provided services to the Company and/or its Subsidiaries outside of the United States.
Section 4.04    Employee Matters.
(a)    Except as set forth on Schedule 4.22(a) of the Sellers’ Disclosure Letter, neither the Company nor any of its Subsidiaries is or has at any time since the Inception Date been bound by any collective bargaining agreement, works’ council agreement or other labor or similar agreement relating to its employees. Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole: (a) there are and have been since the Inception Date no labor related material grievances, strikes, walkouts, lockouts or other organized work interruptions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (b) no labor union has made a pending written demand for recognition or certification and, to the Knowledge of the Company, there is no pending union organizing campaign. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, nor any judicial or administrative proceedings or material grievances, complaints or claims, in each case, which are pending or, to the Knowledge of the Company, threatened by or on behalf of any employees of the Company or any of its Subsidiaries.
(b)    The Company and each of its Subsidiaries are in compliance in all material respects with all Laws respecting employment and employment practices, including all such Laws relating to wages and hours, pay equity, wrongful discharge, collective bargaining, fair labor standards, health and safety, immigration, workers’ compensation, employment discrimination and harassment and the WARN Act and any similar state or local Law relating to closures and layoffs. There is no Action pending, or, to the Knowledge of the Company, threatened in any written notice addressed and delivered to the Company or any of its Subsidiaries against the Company or any of its Subsidiaries relating to alleged employment Law violations before any Governmental Authority.
(c)    (i) The Company and each of its Subsidiaries has paid in full to all of its employees or adequately accrued for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; and (ii) there is no material claim with respect to payment of wages, salary or overtime pay that has been asserted since the Inception Date or which is now pending or, to the Knowledge of the Company, threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Company or any of its Subsidiaries.
(d)    Since the Inception Date, neither the Company nor any of its Subsidiaries has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the WARN Act, or any similar state or local statute, rule or regulation) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries.
(e)    With respect to each Employee Plan and with respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under such insurance policy or fund have been paid.
(f)    Sellers have delivered to Purchaser a list that is true, correct and complete in all material respects as of the date of this Agreement of the names and current annual salary rates or current hourly wages, as applicable, bonus opportunity, hire date, accrued vacation and paid-time-off, principal work location and leave status of all present employees of the Company and its Subsidiaries and each such employee’s status as being exempt or nonexempt from the application of state and federal wage and hour laws applicable to employees who do not occupy a managerial, administrative, or professional position. As of the date hereof, no executive or member of the executive leadership team of the Company or its Subsidiaries, has informed the Company or any of its Subsidiaries (whether orally or in writing) of any plan to terminate employment with or services for the Company or any of its Subsidiaries, and, to the Knowledge of the Company as of the date hereof, no such Person or Persons has any plans to terminate employment with or services for the Company or any of its Subsidiaries.
(g)    Sellers have delivered to Purchaser a true, correct and complete list as of the date of this Agreement of all individual independent contractors, consultants, agents or agency employees currently engaged by the Company or any of its Subsidiaries, along with the position, date of retention and rate of remuneration for each such Person, other than such Services Providers that are not employed or do not provide services primarily at a “home office location” of the Company. The Company and each of its Subsidiaries has properly classified all of its individual service providers as either employees, partners/members or independent contractors and as exempt or non-exempt for all purposes and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers.
Section 4.05    Foreign Corrupt Practices Act; Anti-Corruption.
(a)    In the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any employee, officer, director, agent, Representative or any other Person acting on behalf of the Company or any of its Subsidiaries (each, a “Company Agent”), has directly or indirectly, with respect to the business of the Company, violated any Anti-Corruption Laws; nor has the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any Company Agent offered, promised to pay, authorized, solicited, ratified or made a payment; or taken any act in furtherance of an offer, promise to pay, authorization, solicitation, ratification, or payment of anything of value, directly or indirectly, regardless of form, whether in money, property, gifts or services, to any Government Official or Governmental Body in order to obtain, retain or direct business, to improperly influence any official act or decision of a Government Official or Governmental Body, or obtain any improper advantage in violation of the Anti-Corruption Laws or that would otherwise constitute a bribe, or improper or illegal payment or benefit.
(b)    In the past five (5) years, neither the Company nor any of its Subsidiaries has received any notice of (i) any actual or potential investigation of or request for information from the Company or its Subsidiaries relating to its business by any Government Official or Governmental Body regarding the Anti-Corruption Laws; or (ii) any other allegation, investigation or inquiry regarding any actual or possible violation of the Anti-Corruption Laws.
Section 4.06    Assets and Properties. The Company or its Subsidiaries have (in the case of owned property) good title to, or (in the case of leased property) a valid leasehold interest in all of the assets and properties (tangible or intangible, excluding Intellectual Property) reflected in the Company Financial Statements or thereafter acquired by the Company or any Subsidiary, free and clear of all Encumbrances (other than Permitted Encumbrances). The Company and its Subsidiaries’ non-real property assets reflected in the Company Financial Statements or thereafter acquired by the Company or any Subsidiary are in good operating condition (normal wear and tear excepted) and are fit, in all material respects, for use in the ordinary course of business, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The assets and properties (tangible or intangible) the Company and its Subsidiaries will own, lease or license immediately following the Closing, together with the assets, properties and services to be provided to Purchaser and its Affiliates pursuant to the Transition Services Agreement, constitute all of the assets, properties and services necessary to operate the Acquired Business in substantially the same manner the Acquired Business is being operated immediately prior to the Closing.
Section 4.07    No Brokers. Other than Moelis & Company, LLC (any and all fees of which will be deemed Company Indebtedness for the Sellers’ account and paid at Closing), no broker, finder, investment banker or similar agent is entitled to any brokerage, finder’s, success or other fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or Affiliates (including the Sellers).
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as disclosed in the letter which has been delivered by the Purchaser to the Sellers prior to the execution of this Agreement (the “Purchaser’s Disclosure Letter”), the Purchaser makes the following representations and warranties:
Section 5.01    Organization and Authority of the Purchaser. The Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or formation and has all requisite power and authority to enter into this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions.
Section 5.02    Due Authorization. The execution and delivery by the Purchaser of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation by the Purchaser of the Transactions have been duly authorized by all requisite action on the part of the Purchaser. Each of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party has been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the other parties hereto and thereto, each of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is or will be a party constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject, as to enforcement, to the Enforceability Exceptions.
Section 5.03    Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder, (b) for matters specifically relating to the Purchaser or its Affiliates and (c) as set forth on Schedule 5.03 of the Purchaser’s Disclosure Letter, the execution, delivery and performance by the Purchaser of this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party and the consummation of the Transactions does not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority except for those the failure of which to obtain or make would not materially impair or delay the Purchaser’s ability to consummate the Transactions or to perform its obligations under this Agreement and the other agreements, documents or certificates contemplated hereby to which the Purchaser is a party.
Section 5.04    No Conflict. The execution, delivery and performance by the Purchaser of this Agreement and the other agreements, documents or certificates contemplated hereby to which the Purchaser is a party and the consummation of the Transactions will not: (a) violate, conflict with or result in a breach of any provision of its organizational or governing documents; (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or by which any of its assets, properties or businesses is bound or affected; or (c) conflict with, result in any breach or violation of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval or notice by or to any Person under, or give to others any rights of termination, amendment, modification, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to any Contract to which the Purchaser is a party or by which any of its assets or properties are bound or affected, except in the case of clauses (b) and (c), to the extent that any such conflict, violation, breach, default, right of termination, amendment, modification, acceleration, suspension, revocation, cancellation or Encumbrance would not materially impair or delay the Purchaser’s ability to consummate the Transactions or to perform its obligations under this Agreement and the other agreements, documents or certificates contemplated hereby to which it is a party.
Section 5.05    Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of the Purchaser, threatened in any written notice against the Purchaser or its Affiliates, before any Governmental Authority or as part of any private arbitration procedure that would materially and adversely impair or delay the Purchaser’s ability to consummate the Transactions or to perform its obligations hereunder.
Section 5.06    Availability of Funds. The Purchaser will have at Closing cash available in an amount adequate to pay to the Sellers the Closing Purchase Price and any adjustments thereto pursuant to this Agreement.
Section 5.07    Investment Intention. The Purchaser is acquiring the Membership Interests for its own account, for investment purposes only and not with a view to, or for sale in connection with, any distribution (as such term is used in Section 2(11) of the Securities Act) thereof in violation of the Securities Act, or any applicable foreign securities Laws. The Purchaser understands that the Membership Interests have not been registered under the Securities Act, any state securities Law or any applicable state or foreign securities Law, and cannot be sold unless subsequently registered under the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.
Section 5.08    Solvency. The Purchaser is not entering into the Transactions with the actual intent to hinder, delay or defraud either present or future creditors of the Purchaser, the Sellers or the Company or any of its Subsidiaries. Assuming (a) that the representations and warranties of the Company and the Sellers contained in this Agreement are true and correct, (b) the performance by the Company and the Sellers of their respective obligations hereunder and (c) that the estimates, projections and forecasts of the Company and its Subsidiaries that have been provided to the Purchaser and its Representatives prior to the date of this Agreement have been prepared in good faith upon assumptions that are and continue to be reasonable, at and immediately after the Closing, the Purchaser and the Company and its Subsidiaries will be Solvent immediately after and giving effect to the Transactions. As used in this paragraph, the term “Solvent” means, with respect to a particular date, that on such date (i) the sum of the assets, at a fair valuation, of the Purchaser will exceed its debts, (ii) the Purchaser has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature and (iii) the Purchaser has sufficient capital with which to conduct its business. For purposes of this Section 5.08, “debt” means any liability on a claim, and “claim” means (a) any right to payment whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (b) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.
Section 5.09    No Other Information.
(a)    Except for the representations and warranties contained in Article 3 and Article 4, none of the Sellers, the Company or its Subsidiaries or any other Person on behalf of the Sellers or the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Sellers or the Company or its Subsidiaries or with respect to any other information provided to the Purchaser in connection with the Transactions. None of the Sellers, the Company or its Subsidiaries or any other Person will have or be subject to any liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, or the Purchaser’s use of, or reliance on, any such information, including any information, documents, projections, forecasts or other material made available to the Purchaser in an electronic “dataroom,” management presentations, or offering memoranda in expectation of the Transactions, unless and to the extent any such information is included in a representation or warranty contained in Article 3 and Article 4.
(b)    The Purchaser acknowledges and agrees that it (i) has had an opportunity to discuss the business and affairs of the Company and its Subsidiaries with the management of the Company and its Subsidiaries and the Sellers, (ii) has had reasonable access to (A) the Books and Records of the Company and its Subsidiaries and (B) the electronic dataroom maintained in connection with the Transactions, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and its Subsidiaries, and (iv) has conducted its own independent investigation of the Company and its Subsidiaries, the Business and the Transactions, and has relied solely on the results of its own independent investigation and has not relied on any representation, warranty or other statement by any Person on behalf of the Sellers or the Company or its Subsidiaries, other than the representations and warranties of the Sellers or the Company expressly contained in Article 3 and Article 4 of this Agreement and that all other representations and warranties are specifically disclaimed.
(c)    Notwithstanding anything herein to the contrary, nothing in this Section 5.09 shall constitute the waiver of, or be deemed to limit any rights of the Purchaser in the case of Fraud.
Section 5.10    No Brokers. Other than Goldman Sachs & Co., no broker, finder or investment banker is entitled to any brokerage, finder’s, success or other fee or commission in connection with this Agreement and the Transactions based upon arrangements made by or on behalf of the Purchaser or any of its Affiliates.
ARTICLE 6

COVENANTS AND ADDITIONAL AGREEMENTS
Section 6.01    Conduct of Business Prior to the Closing.
(a)    The Company covenants and agrees that, except as expressly required by this Agreement (including in connection with the Restructuring Transactions), as set forth in Schedule 6.01(a) of the Sellers’ Disclosure Letter, as required by applicable Law or as consented to by the Purchaser in advance and in writing (which consent shall not be unreasonably conditioned, withheld or delayed), at all times from and after the date hereof through and prior to the Closing or such earlier date as this Agreement has been terminated in accordance with its terms, it will and it will cause its Subsidiaries to: (i) operate its business in the ordinary course; and (ii) use commercially reasonable efforts to: (A) preserve in all material respects its present business operations, organization and goodwill, and (B) preserve in all material respects the present relationships it has with its key distributors, suppliers and other Persons having business relationships with the Company and its Subsidiaries, taken as a whole.
(b)    The Company covenants and agrees that, except as (w) otherwise expressly required by this Agreement (including in connection with the Restructuring Transactions), (x) as set forth in Schedule 6.01(b) of the Sellers’ Disclosure Letter, (y) as required by applicable Law, or (z) as consented to by the Purchaser in advance and in writing (which consent shall not be unreasonably conditioned, withheld or delayed); provided that Purchaser shall be deemed to have consented to matters for which the Purchaser does not provide affirmative denial of consent within three (3) Business Days after receipt of written request (addressed and delivered to the individual set forth on Schedule 6.01(b) of the Sellers’ Disclosure Letter) for consent from the Company, at all times from and after the date hereof through and prior to the Closing or such earlier date as this Agreement has been terminated in accordance with its terms, the Company shall not and shall cause its Subsidiaries not to:
(i)    authorize, declare, set aside, make or pay any dividend or other distribution (other than distributions payable in Cash and Cash Equivalents or dividends or distributions of Cash and Cash Equivalents made by any wholly-owned Subsidiary of the Company to the Company or to any other such wholly-owned Subsidiary in a manner consistent with the past cash management practices of the Company or in the ordinary course of business) in respect of the equity or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (including any equity-linked or phantom securities) or repurchase, redeem or otherwise acquire, or authorize the repurchase, redemption or acquisition of, any equity interests or other securities of, or other ownership interests in, the Company or any of its Subsidiaries (including any equity-linked or phantom securities);
(ii)    transfer, issue, sell or dispose, or authorize the transfer, issuance, sale or disposal of, any membership units, membership interests, shares of capital stock or other ownership or equity interests (including any equity-linked or phantom securities) in the Company or any of its Subsidiaries, or grant options, warrants, calls, subscriptions or other rights to purchase or otherwise acquire membership units, membership interests, shares of capital stock or other ownership or equity interests (including any equity-linked or phantom securities) in the Company or any of its Subsidiaries;
(iii)    acquire any property, plant, facility, furniture, equipment or other tangible assets in excess of $250,000, individually, or $750,000, in the aggregate;
(iv)    sell, lease, license, subject to any Encumbrance (other than a Permitted Encumbrance) or dispose of any interest in any of the property or assets of the Company or any of its Subsidiaries, taken as a whole, with a value in excess of $100,000, other than (a) distributions of Cash and Cash Equivalents permitted by clause (i) above, (b) pursuant to the terms and conditions of any Material Contracts or Leases existing as of the date hereof or (c) disposition of damaged, worn out or obsolete assets;
(v)    make any loans, advances or capital contributions to, or investments in any Person other than loans, advances or capital contributions made by the Company to any of its wholly-owned Subsidiaries or by any wholly-owned Subsidiary of the Company to any other such wholly-owned Subsidiary or to the Company in a manner consistent with the past cash management practices of the Company or in the ordinary course of business;
(vi)    (A) terminate (other than at the expiration of its stated term), modify, extend, renew or amend any Material Contract or Lease or waive any benefit or right under any Material Contract; provided, however, that the foregoing shall not be deemed to prohibit or restrict any verbal arrangement made between parties to any Material Contract to the extent any such arrangement (w) functions as a temporary accommodation or waiver in favor of the counterparty thereto, (x) are made in the ordinary course of business regarding the day-to-day operations of a hotel, (y) individually or in the aggregate, have no more than a de minimis impact on the economic value of such Material Contract and (z) would otherwise not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (B) permit any of the individuals set forth on Schedule 6.01(b)(vi)(B) to take any action or omit any action, in each case, with the intent of giving rise to a right or option of termination of the counterparty under any Hotel Management Agreement;
(vii)    enter into or assume any Contract that would have been required to be disclosed in clause (a) of Section 4.12 if such Contract had been in effect on the date of this Agreement;
(viii)    except in the ordinary course of business under lines of credit existing as of the date hereof or with respect to any arrangements between the Company and any of its wholly-owned Subsidiaries or by any wholly-owned Subsidiary of the Company to any other such wholly-owned Subsidiary or to the Company, incur any Indebtedness, issue any debt securities or assume, guarantee or endorse the obligations of any other Person;
(ix)    except (x) as required by the terms of any Employee Plan as in effect as of the date of this Agreement or applicable Law or (y) with respect to any compensation or benefit plans, programs, policies, agreements or arrangements for the benefit of any current or former Service Providers to the extent employed or providing services to any of the properties managed but not owned by the Company or any of its Subsidiaries where all costs of the foregoing are borne in their entirety by the owners of such properties, (A) adopt, enter into, materially amend or terminate any Employee Plan (or any plan, program, policy, agreement or arrangement that would be an Employee Plan if in effect on the date hereof), other than to replace or amend any Employee Plan, in connection with the Company’s and its Subsidiaries’ annual renewals and reenrollment of health and welfare plans in the ordinary course of business consistent with past practice, so long as (I) following such replacement or amendment, the applicable Employee Plan is generally consistent with the analogous Employee Plan prior to such replacement or amendment and (II) the cost of providing benefits under the replaced or amended Employee Plan is not materially increased, (B) pay, announce, promise or grant, whether orally or in writing, any increase in or establishment of (as applicable) any form of compensation or benefits payable by the Company or any of its Subsidiaries, except for (I) merit-based salary increases for non-executive employees to the extent that such increases are in the ordinary course of business consistent with past practice and do not exceed 3.0% in the aggregate, and (II) actions associated with entering into or making available plans, agreements, benefits and compensation adjustments or arrangements to newly hired non-executive employees or in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, (C) grant any additional rights to severance, retention, change in control or termination pay to any Service Providers, (D) terminate the employment of any executives, officers or key employees of the Company (other than terminations of employment for “cause”), or (E) accelerate the vesting or payment of any compensation or benefits under any Employee Plan;
(x)    recognize any labor union or enter into or amend any collective bargaining agreement;
(xi)    make any material change in any of the Company’s or its Subsidiaries’ present accounting methods, principles or practices, except as required by GAAP or applicable Law;
(xii)    make or change any material Tax election except in the ordinary course of business; change any annual Tax accounting period or material method of Tax accounting; amend or otherwise modify any income or other material Tax Return of the Company or its Subsidiaries, file any ruling or request with any Governmental Authority that relates to Taxes or Tax Returns of the Company or any of its Subsidiaries; settle or compromise any Tax audit or other Tax proceeding; enter into any Tax allocation agreement or Tax sharing agreement (other than any such agreement entered into in the ordinary course of business the principal subject of which is not Taxes); enter into any material closing agreement related to any Tax; or enter into any transaction or take any action outside the ordinary course of business which would reasonably be expected to cause any Foreign Subsidiary to recognize a material amount of “subpart F income” (as defined in Section 952 of the Code) or “tested income” (as defined in Section 951A(c)(2) of the Code);
(xiii)    amend, supplement, restate or modify or authorize the amendment, supplementation, restatement or modification of the Company’s or any Subsidiary’s organizational documents;
(xiv)    except for Actions solely covered under any insurance policy maintained for the benefit of the Company or any of its Subsidiaries (provided, that (A) such insurance policy covers all amounts owed, including recovery costs, pursuant to any release, assignment, compromise, waiver or settlement of such Action and no increase in premium results in connection therewith and (B) any such release, assignment compromise, waiver or settlement of such Action does not restrict, impair or alter the operation of the Business), release, assign, compromise, waive or settle any Action that (i) results in the imposition of any material restriction upon the operations of the Company and its Subsidiaries, taken as a whole, or (ii) could reasonably be expected to involve an amount of Losses in excess of $250,000 individually or $1,000,000 in the aggregate;
(xv)    effect or agree to effect any merger, acquisition, recapitalization, reclassification, consolidation, bankruptcy, liquidation (complete or partial), dissolution or other reorganization with respect to the Company or any of its Subsidiaries;
(xvi)    acquire any corporation, partnership, limited liability company or other business organization or Person or division thereof or any material assets, properties or equity interest thereof or enter into any joint venture, partnership or similar arrangement with any Person;
(xvii)    make, commit or authorize any capital commitment or capital expenditure (or series of capital commitments or expenditures) other than those capital commitments or capital expenditures set forth on the capital expenditures budget disclosed to the Purchaser prior to the date of this Agreement;
(xviii)    allow any material Permit to lapse or otherwise fail to take any action required by any material Permit to remain valid and in full force and effect;
(xix)    cancel or allow any insurance policies that are currently in effect to lapse, without renewal or replacement on commercially reasonable terms; or
(xx)    authorize, agree or commit to any of the foregoing, whether in writing or otherwise.
Notwithstanding anything to the contrary in this Agreement, prior to the Closing, nothing in this Agreement shall prohibit or otherwise restrict the Company from (i) declaring and paying any dividends or distributions of, or otherwise transferring to the Sellers and their Affiliates, Cash and Cash Equivalents or (ii) engaging in the Restructuring Transactions.
(c)    Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, any rights to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of their respective operations.
Section 6.02    Access to Information; Preservation of Records.
(a)    Subject to Section 6.03, prior to the Closing Date, the Purchaser shall be entitled, through its officers, employees and Representatives, to reasonable access during normal business hours to the officers, employees, agents and Representatives and offices of the Company and its Subsidiaries and their respective Books and Records (including such financial and accounting information as the Purchaser reasonably requests); provided, however, that such access shall be subject to any applicable Laws relating to privacy or data protection and shall only be upon reasonable notice, shall not unreasonably disrupt personnel, operations and properties of the Company and its Subsidiaries, and shall be at the Purchaser’s sole risk and expense. In exercising its rights hereunder, the Purchaser shall conduct itself so as not to unreasonably interfere in the conduct of the Business prior to the Closing. The Purchaser acknowledges and agrees that any contact or communication by the Purchaser and its agents and Representatives with officers, employees, agents or Representatives of the Company and its Subsidiaries hereunder shall be arranged and supervised by Representatives of the Company, unless the Company otherwise expressly consents in writing with respect to any specific contact. Notwithstanding anything to the contrary set forth in this Agreement, none of the Sellers’ Representative, the Sellers, the Company or any of their respective Subsidiaries or Affiliates shall be required to disclose to the Purchaser or any agent or Representative thereof any information (i) relating to any sale process conducted by the Sellers, the Company or any of their Affiliates for the Business or the Sellers’, the Company’s or any of their Affiliates’ (or their Representatives’) evaluation of the Company and its Subsidiaries in connection therewith, including projections, financial or other information relating thereto or (ii) if doing so would violate any Contract or Law to which the Sellers, the Company or any of their respective Subsidiaries or Affiliates is a party or is subject or which such Person believes in good faith would reasonably be expected, based on the advice of outside counsel, to result in a loss of the ability to successfully assert a claim of privilege (including without limitation, the attorney-client and work product privileges) (provided that, in the case of this clause (ii), the Company and its Subsidiaries shall use commercially reasonable efforts to provide such access as can be provided (or otherwise find alternative means to convey such information regarding the applicable matter as can be conveyed) without violating such privilege, Law or Contract). Prior to the Closing, the Purchaser shall not (and shall cause its Representatives and agents not to) use any information obtained pursuant to this Section 6.02(a) for any purpose unrelated to the Transactions.
(b)    After the Closing, upon reasonable written notice addressed and delivered to the Purchaser, the Purchaser shall furnish or cause to be furnished to the Sellers’ Representative, the Sellers and each of their respective Representatives reasonable access, during normal business hours, to such information and the Books and Records relating to the Business and/or the Company and its Subsidiaries as is necessary for the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with the defense of any Action, any insurance claims by, legal proceedings against or governmental investigations of the Sellers, the Company or any of its Subsidiaries or the Purchaser or any of their Affiliates (in each case, other than an Action arising out of this Agreement or related to the Transactions); provided, however, that such access shall be subject to any applicable Laws relating to privacy or data protection and shall only be upon reasonable notice, shall not unreasonably disrupt personnel, operations and properties of the Company and its Subsidiaries, and shall be at the Sellers and the Sellers’ Representatives’ sole risk and expense. In exercising its rights hereunder, each Seller and the Sellers’ Representative shall conduct itself so as not to unreasonably interfere in the conduct of the Business. Notwithstanding anything to the contrary set forth in this Agreement, none of the Purchaser, the Company or any of their respective Subsidiaries or Affiliates shall be required to disclose to the Sellers, the Sellers’ Representative or any agent or Representative thereof any information if doing so would violate any Contract or Law to which the Purchaser, the Company or any of their respective Subsidiaries or Affiliates is a party or is subject or which such Person believes in good faith would reasonably be expected, based on the advice of outside counsel, to result in a loss of the ability to successfully assert a claim of privilege (including without limitation, the attorney-client and work product privileges) (provided that, in such event, the Purchaser shall use commercially reasonable efforts to provide such access as can be provided (or otherwise find alternative means to convey such information regarding the applicable matter as can be conveyed) without violating such privilege, Law or Contract).
(c)    Subject to Section 10.02, the Purchaser shall preserve and keep the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the Business and/or the Company and its Subsidiaries in its possession or the possession of the Company (the “Books and Records”) for at least six (6) years following the Closing Date or for such longer period as may be required by Law or any applicable court order.
Section 6.03    Confidentiality; Non-Solicitation.
(a)    The Purchaser and its Representatives (as such term is defined in the Confidentiality Agreement), on the one hand, and the Sellers, the Company and their respective Representatives (as such term is defined in the Confidentiality Agreement), on the other hand, shall treat all nonpublic information obtained in connection with this Agreement and the Transactions (including the entering into of this Agreement and the Transactions) as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.
(b)    For a period of three (3) years following the Closing, the Purchaser shall, and shall cause the Company and its Subsidiaries to, keep confidential and not use for any purpose all nonpublic information regarding the Sellers’ Representative, the Sellers or their Affiliates (other than the Company and its Subsidiaries) of which the Purchaser or the Company became aware as a result of the Transactions (i) unless such information becomes available to the general public through no act or omission of the Purchaser, the Company or its Subsidiaries in breach of this Agreement, (ii) is or becomes available to the Purchaser, the Company, its Subsidiaries or their respective Affiliates on a non-confidential basis from a source who is not, to the Knowledge of the Purchaser, subject to a confidentiality or similar agreement, duty or obligation prohibiting such disclosure, (iii) was independently developed without the use of such confidential information by the Purchaser, the Company, its Subsidiaries or their respective Affiliates after the Closing or (iv) unless such information is required by Law to be disclosed (provided, that prior to any disclosure pursuant to this clause (iv), to the extent reasonably practicable and permitted by Law, the Purchaser shall give the Sellers and Sellers’ Representative notice of such disclosure and reasonably cooperate with the Sellers and Sellers’ Representative to obtain a protective order or other confidential treatment with respect thereto, and in any event, only disclose such portion of such information as may be required by such Law).
(c)    For a period of four (4) years following the Closing Date, each Seller and the Sellers’ Representative shall treat all data and information relating to the Purchaser, the Company or any of their respective Affiliates or their respective businesses (including the Acquired Business), assets, liabilities, and all data and information relating to the customers, suppliers, financial statements, conditions or operations of the Purchaser, the Company and their respective Affiliates, as confidential, preserve the confidentiality thereof, not duplicate or use or disclose to any Person such data or information and cause its Affiliates and Representatives who have had access to such data and information to keep confidential and not to use any such data or information (i) unless such data or information is now or is hereafter disclosed, through no act or omission of any Seller, or its Affiliates or Representatives, in a manner making it available to the general public, (ii) is or becomes available to the Sellers, the Sellers’ Representative or their respective Affiliates on a non-confidential basis from a source who is not, to the Knowledge of the Sellers, subject to a confidentiality or similar agreement, duty or obligation prohibiting such disclosure, (iii) was independently developed without the use of such confidential information by the Sellers, the Sellers’ Representative or their respective Affiliates after the Closing (and for the avoidance of doubt, was so independently developed without the benefit of any knowledge or confidential information (or access thereto) that any such Person has by virtue of Sellers’ pre-Closing ownership and operation of the Acquired Business) or (iv) unless such data or information is required by Law to be disclosed (provided, that prior to any disclosure pursuant to this clause (iv), to the extent reasonably practicable and permitted by Law, such Seller or such Affiliate or Representative shall give the Purchaser notice of such disclosure and reasonably cooperate with the Purchaser to obtain a protective order or other confidential treatment with respect thereto, and in any event, only disclose such portion of such data or information as may be required by such Law). The Purchaser acknowledges that, following the Closing, the Sellers and certain of their respective Affiliates will engage in (i) the Acquired Business, solely as it relates to conducting operations in the ordinary course to perform its obligations under (A) the Excluded Contracts (other than the Contracts described in clause (ii) in the definition thereof) in substantially the same manner as prior to the Closing and (B) the Transition Services Agreement, and with respect to any other assets of the Business that are retained by NewCo, (ii) the ownership, operation, development and management of real property and related assets with respect to any hotel, resort or residential real property and related assets owned in whole or in part by any such Seller or any Affiliate of such Seller and (iii) any other business activities (other than the Acquired Business) any such Seller or any Affiliate of such Seller currently engages in and any natural extensions thereof (collectively, “Ancillary Activities”). Notwithstanding anything herein to the contrary, the Purchaser agrees that neither the Sellers, the Sellers’ Representative nor any of their respective Affiliates will be in breach of any provision of this Section 6.03(c) solely to the extent of the Sellers, the Sellers’ Representative or any of their respective Affiliates continuing to engage in such Ancillary Activities following the Closing Date, provided that the Sellers, the Sellers’ Representative or any of their respective Affiliates use commercially reasonable efforts to not use the data or information described in the first sentence of this Section 6.03(c) in connection with such activities described in clauses (ii) and (iii) of the definition of Ancillary Activities, and in any event, shall not disclose any such data or information other than to their Representatives that need to know the same in connection with the Ancillary Activities applicable to such Representative. Further, Purchaser acknowledges and agrees that Affiliates of Sellers own interests in various properties that are subject to Hotel Management Agreements and that nothing hereunder limits or restricts any such Affiliate’s ownership, access or use of any data or information related to any such properties.
(d)    For a period of three (3) years following the Closing Date, each Seller agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, (i) solicit (or permit to be directly or indirectly solicited) or employ any Person who is set forth on Schedule 6.03(d) of the Sellers’ Disclosure Letter; provided that if any individual set forth on Schedule 6.03(d) is, immediately following the Closing, employed by NewCo, and such individual does not receive an offer of employment from Purchaser or its Affiliates within thirty (30) days following the termination of the Transition Services Agreement, then such individual shall be deemed to be removed from Schedule 6.03(d); provided further that the foregoing shall not prohibit (i) a general solicitation to the public by means of general advertising or similar methods of solicitation by search firms not specifically directed at such Person, (ii) the soliciting, recruiting or hiring of any such Person who has voluntarily ceased to be employed or retained by the Purchaser, the Company or any of their respective Affiliates for a period of at least sixty (60) days without any solicitation by any Seller; or (iii) the soliciting, recruiting or hiring of any such Person who has involuntarily ceased to be employed or retained by the Purchaser, the Company or any of their respective Affiliates.
Section 6.04    Best Efforts; Regulatory and Other Authorizations; Third Party Consents and Amendments.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions as promptly as practicable, including (i) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, (ii) the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority, and (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed until the issuance of a final, non-appealable order.
(b)    The Sellers, the Company and the Purchaser shall promptly, but in no event later than five (5) Business Days after the date hereof, make all required filings under (i) the HSR Act and (ii) any other applicable Laws, and thereafter make any other required submissions under the HSR Act and other such Laws and use reasonable best efforts and diligence to satisfy any other conditions necessary to comply with the HSR Act and any other applicable Laws and to obtain early termination of any waiting period pursuant thereto.
(c)    The Sellers, the Company and the Purchaser shall keep each other apprised of the status of matters relating to the completion of the Transactions and promptly furnish the other with copies of notices or other communications between the Company, the Sellers or the Purchaser or any of their respective Subsidiaries, Representatives or counsel, as the case may be, and any third party or any Governmental Authority with respect to the Transactions. Each of the Company and the Purchaser shall use its best efforts to take such action as may be required to cause the expiration of the waiting periods under applicable Law with respect to the Transactions as promptly as possible after the execution of this Agreement. The Sellers, the Company and the Purchaser shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any applicable Law and shall comply promptly with any such reasonable inquiry or request. The Company and the Purchaser shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of the Company and the Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate.
(d)    In furtherance and not in limitation of the covenants of the parties contained in this Article 6, each of the parties hereto shall use their reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Authority with respect to the application of the HSR Act to the Transactions. In furtherance of the foregoing, the Purchaser agrees (on behalf of itself and each of its Affiliates and Subsidiaries) to take or cause to be taken any and all actions necessary, proper or advisable to avoid, eliminate and resolve any and all impediments under the HSR Act or trade regulation law that may be asserted by any Governmental Authority (including the FTC or the Antitrust Division of the U.S. Department of Justice) or any other Person with respect to the Transactions contemplated by this Agreement so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the End Date) and to obtain all consents, approvals and waivers under the HSR Act that may be required by any Governmental Authority, including any such actions necessary, proper or advisable to avoid the entry of, or to have vacated or terminated, any decree, decision, order or judgment that would restrain, prevent or delay the consummation of the Transactions, on or before the End Date.
(e)    In furtherance and not in limitation of the covenants of the parties contained in this Article 6, the Purchaser agrees (on behalf of itself and each of its Affiliates and Subsidiaries) to propose, negotiate, commit to and/or effect, by consent decree, hold separate order, or otherwise, so as to enable the consummation of the Transactions to occur as soon as reasonably possible (and in any event no later than the End Date), to (i) sell or otherwise dispose of, divest, transfer, license, or hold separate and agree to sell or otherwise dispose of, specific assets or categories of assets or properties or businesses of the Company and its Subsidiaries, any of the Purchaser’s other assets or businesses (or the assets or businesses of any Affiliate of the Purchaser) now owned or presently or hereafter sought to be acquired by the Purchaser or such Affiliate; (ii) terminate, modify and/or assign any existing agreements, relationships and contractual rights and obligations; (iii) amend or terminate such existing licenses or other Intellectual Property agreements and to enter into such new licenses or other Intellectual Property agreements (and, in each case, to enter into agreements with the relevant Governmental Authority giving effect thereto); (iv) change or modify any course of conduct regarding future operations of the Purchaser (or any of its Affiliates or Subsidiaries) or the Company and its Subsidiaries, or (v) otherwise take or commit to take any other action that would limit the freedom of action of the Purchaser (or any of its Affiliates or Subsidiaries) with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties or businesses to be acquired pursuant to this Agreement. The Purchaser, at its sole cost and expense, will timely comply with all restrictions and conditions, if any, specified, requested or imposed by the FTC or the Antitrust Division of the U.S. Department of Justice as a requirement for granting any necessary clearance or approval or terminating any applicable waiting period. Notwithstanding anything in this Agreement to the contrary, none of Purchaser or any of its Affiliates or Subsidiaries shall be required to agree to or proffer to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to Purchaser’s or any of its Affiliates’ or Subsidiaries’ ability to own or operate any assets, properties, businesses or product lines of Purchaser or any of its Affiliates or Subsidiaries (including, for the avoidance of doubt, any equity or other interests of the Company or its Subsidiaries) or any assets, properties, businesses or product lines of the Company or any of its Subsidiaries, or otherwise take any action referenced in the forgoing clauses (i) through (v), in each case that, individually or in the aggregate, would reasonably be expected to have (i) a Material Adverse Effect, (ii) a material adverse effect on the Purchaser and its Affiliates and Subsidiaries, taken as a whole, or (iii) the Company, the Purchaser and their respective Subsidiaries, taken as a whole. The Company shall not, unless requested to do so by the Purchaser, commit to or effect any action contemplated in this Section 6.04(e).
(f)    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as required by this Agreement, the Purchaser and its Affiliates shall not, without the prior written consent of the Company, enter into any transaction that would be reasonably expected to materially impair or delay the Purchaser’s ability to consummate the Transactions or perform its obligations hereunder. Without limiting the generality of the foregoing, none of the Purchaser, its Subsidiaries, or their respective Affiliates shall, and shall not cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any material amounts of assets of or any material portion of the equity in any other Person or any business or division thereof, unless that acquisition or agreement would not reasonably be expected to (i) materially increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any waiting period under any applicable Law; or (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, or materially increase the risk of not being able to remove any such order on appeal or otherwise.
Section 6.05    Insurance Policies. Prior to Closing, Sellers shall use commercially reasonable efforts (at the Purchaser’s sole cost) to (a) notify its insurance providers with respect to insurance policies under which the Company is currently an insured by virtue of being a Subsidiary of the Sellers, that there has been a change in control with respect to the Company, and (b) endorse such insurance policies with the Company as an insured in respect of (i) occurrences occurring prior to the Closing Date for insurance written on an “occurrence” basis, and (ii) claims made on or after the Closing Date arising solely out of occurrences occurring prior to the Closing Date for insurance written on a claims made basis (also commonly known as “tail coverage”).
Section 6.06    Sellers’ Disclosure Letter. From time to time prior to the Closing, the Sellers and the Company shall have the continuing right to supplement the Sellers’ Disclosure Letter (a “Disclosure Letter Update”) in all respects solely for informational purposes. A Disclosure Letter Update shall not under any circumstances be deemed to have cured any breach of a representation and warranty or covenant that might have existed hereunder by reason of such event or otherwise amend the Sellers’ Disclosure Letter in any respect.
Section 6.07    Employee Matters.
(a)    For at least one (1) year following the Closing Date, the Purchaser shall, or shall cause its Affiliates to, provide each employee of the Company or any of its Subsidiaries, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence, who continues to be employed by the Purchaser or its Affiliates as of the Closing (each, a “Company Employee”) with: (i) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Company Employee immediately prior to the Closing, (ii) target annual cash performance bonus opportunity (but not equity-based incentive opportunities) that is no less than the target annual cash performance bonus opportunity in effect with respect to such Company Employee immediately prior to the Closing, (iii) without duplication of any other severance pay or benefit, severance pay and benefits for any Company Employee set forth on Schedule 6.07(a) of the Sellers’ Disclosure Letter who incurs an involuntary termination by the Company (or its employing Affiliate) without cause (as determined by Purchaser in its good faith discretion) at any time during the one (1)-year period following the Closing, and who signs a general release of claims in favor of the Company and its Affiliates in a form prescribed by the Company, severance pay in the amount and for the duration following termination (payable in substantially equal installments over such post-termination period), each as set forth on Schedule 6.07(a) of the Sellers’ Disclosure Letter with respect to such Company Employee (for clarity, the covenant contained in this clause (iii) shall not apply to any Company Employee who becomes entitled to severance during the relevant period pursuant to any agreement between such Company Employee and the Company or any of its Affiliates as in effect immediately prior to the Closing, rather, the terms of such agreement shall control) and (iv) health, welfare and retirement benefits (excluding any defined benefit pension benefits) that are no less favorable in the aggregate to those provided to either (A) similarly situated employees of the Purchaser or (B) such Company Employee immediately prior to the Closing. Notwithstanding the foregoing, the compensation and benefits of any Company Employee who is covered by a collective bargaining agreement shall be provided in accordance with the terms thereof.
(b)    During the period commencing on the Closing Date and ending on December 31, 2018, Sellers and their Affiliates shall take all actions necessary to (i) maintain in effect each of Sellers’ and its Affiliates’ (other than the Company and its Subsidiaries) health (including medical, dental, vision, prescription, etc.), welfare, retirement (including 401(k)) and fringe benefit plans in which Company Employees are eligible to participate as of the date of this Agreement on substantially the same terms as in effect, in each case, as of the date of this Agreement, and (ii) cause each Company Employee to remain eligible to participate in each such benefit plan on terms and conditions substantially similar to those in effect on the date hereof, subject to the terms of the applicable plan and applicable Law; provided, that to the extent that the incremental cost to the Sellers and their Affiliates of providing benefits under any applicable plan (exclusive of the costs to be reimbursed by the Purchaser pursuant to the next sentence) materially increases as a result of providing such benefits to the Company Employees, the Purchaser shall reimburse the Sellers for such increased costs. In respect of such period, Seller shall invoice the Purchaser monthly stating in reasonable detail the actual cost to Seller and its Affiliates of providing such benefits (including, without limitation, any administrative costs due to Company Employee participation), and the Purchaser shall reimburse Seller within thirty days after receiving each such invoice for Seller’s actual costs so invoiced. For the avoidance of doubt, the provisions of this Section 6.07(b) shall fully satisfy the Purchaser’s obligations under Section 6.07(a)(iv) hereof for the period beginning on the Closing Date and ending on December 31, 2018.
(c)    The Purchaser shall honor the annual bonus and other cash incentive plans or arrangements of the Company and its Subsidiaries that are in place for Company Employees (except for any LTIP Awards under the LTIP) for the calendar year in which the Closing occurs; provided, that such bonus and cash incentive amounts shall be calculated and paid to the eligible Company Employees thereunder in the ordinary course of business consistent with past practice taking into account the impact of the Transaction on any applicable performance metrics and after consultation with the Purchaser, in each case, as determined by Purchaser in its good-faith discretion.
(d)    Following the Closing Date, the Purchaser shall, or shall cause its Affiliates to, honor all vacation, sick pay and other paid time off for Company Employees accrued but unused as of the Closing Date, in each case, to the extent set forth on the Closing Balance Sheet (collectively, “Accrued PTO”); provided, however, that following the Closing Date, Company Employees shall be entitled to use such Accrued PTO only in accordance with applicable Company policies as in effect following the Closing.
(e)    Years of service with the Company and its Subsidiaries and any of their respective predecessors shall be taken into account for purposes of determining eligibility, vesting, and benefit accrual for each Company Employee under all employee benefit plans, programs, policies or arrangements of the Purchaser or its Affiliates in which such Company Employee is eligible to participate on or following the Closing Date (each, a “Purchaser Benefit Plan”), in each case, to the same extent Company Employee was (or would have been) entitled, before the Closing Date, to credit for such service under a comparable Employee Plan prior to the Closing Date; provided, however, that no such crediting of service shall result in duplication of benefits for the same period of service.
(f)    With respect to each Purchaser Benefit Plan that is a group health plan which replaces coverage under a comparable Company Benefit Plan in which any Continuing Employee participated immediately prior to the Closing Date, the Purchaser shall, or shall cause its Affiliates to use commercially reasonable efforts to: (i) waive all preexisting condition exclusions, evidence of insurability or good health, waiting periods, actively-at-work exclusions or other limitations with respect to participation and coverage requirements applicable to each Company Employee to the extent waived or satisfied under the comparable Employee Plan in which such Company Employee participated immediately prior to the Closing Date, and (iii) credit each Company Employee for any co-payments, deductibles and other eligible expenses incurred by such Company Employee (and his or her covered spouses, dependents or beneficiaries) under the terms of the Employee Plan for purposes of satisfying any applicable deductible, co-payment, coinsurance, maximum out-of-pocket requirements and like adjustments or limitations under the applicable Purchaser Benefit Plan that replaces such Employee Plan for the plan year in which the Closing Date occurs (to the extent such credit would have been given under comparable Employee Plans prior to the Closing Date).
(g)    The Company shall use good faith efforts to obtain the execution and delivery of an LTIP Acknowledgment from each LTIP Recipient to the Company at or prior to Closing. On the Closing Date, the Company shall pay, through the Company’s payroll processing, to such LTIP Recipient his or her LTIP Award (less any applicable withholding obligations), the amount of which is set forth on Schedule 6.07(g) of the Sellers’ Disclosure Letter opposite such LTIP Recipient’s name (net of applicable tax withholding) (or if such amounts are not known on the date hereof, such amounts shall be included in an updated version of such Schedule 6.07(g) that is provided to Purchaser prior to Closing, which amounts shall be based on the Closing Purchase Price and the methodology for determining such amounts set forth in the applicable LTIP awards). The Company shall take all actions, including adopting such resolutions, providing such notices, and using good faith efforts to obtain any consents, in each case, as may be necessary or desirable, to ensure that, following the Closing (subject to the Company’s satisfaction of the foregoing payment obligation), the LTIP and all awards thereunder shall be terminated and extinguished and no Person shall have any right, claim or interest in respect of any of the foregoing.
(h)    Unless otherwise directed by the Purchaser in writing prior to the Closing, the Company shall take or cause to be taken all actions necessary to terminate any and all Employee Plans that are sponsored by the Company or any of its Subsidiaries which are intended to qualify as qualified cash or deferred arrangements under Section 401(a) of the Code (the “401(k) Plans”), effective no later than the day immediately prior to the Closing. Not less than three (3) days prior to the Closing, the Company shall provide the Purchaser with executed resolutions (in a form previously reviewed and approved by the Purchaser) effecting the termination of any such Employee Plan(s) no later than the day immediately prior to the Closing and amending any such Employee Plan to the extent necessary to comply with all applicable Laws.
(i)    Nothing contained in this Section 6.07 or any other provision of this Agreement, expressed or implied, shall (i) give any third Person, other than the parties to this Agreement, any rights or remedies of any nature whatsoever, including but not limited to any right to continued employment or service with the Company or any of its Subsidiaries or the Purchaser or any of its Affiliates, under or by reason of this Section 6.07 or create any third-party beneficiary rights in any other person, including any current or former Service Provider, to enforce the provisions of this Section 6.07; (ii) prevent or restrict in any way the right of the Purchaser to terminate reassign, promote or demote any Service Provider (or to cause any of the foregoing actions) at any time following the Closing Date, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Service Providers at any time following the Closing Date; (iii) obligate the Purchaser to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent the Purchaser from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time or any other matter related thereto; or (iv) be construed to amend or modify any Employee Plan or any employee benefit plan, program, policy or arrangement sponsored by the Purchaser or its Affiliates.
(j)    At or prior to the Closing (but no earlier than three (3) Business Days prior to the Closing), Sellers shall deliver to Purchaser updated lists including the information set forth in the first sentence of Section 4.22(f) and the first sentence of Section 4.22(g), provided all references to “the date of this Agreement” shall be replaced with “the date of delivery of such updated information” and any use of “current” or “currently” or “present” shall be interpreted as of the date of such delivery.
(k)    Without limiting any other provision hereof, during the period commencing on the date hereof and ending October 31, 2018, Sellers and their Affiliates acknowledge and agree that they shall refrain, and shall cause NewCo to refrain, whether directly or indirectly, formally or informally, from soliciting, negotiating, offering employment to or hiring any of the any Retention Agreement Employee (such actions, collectively, the “Retention Employee Nonsolicit”). If, during such two (2)-week period, the Purchaser notifies Sellers that it intends to seek to enter into employment agreement(s) with one or more Retention Agreement Employees on terms sufficient to constitute a “Continuing Employment Offer” (within the meaning of the applicable Retention Agreement), then Sellers and their Affiliates acknowledge and agree that they shall, and shall cause NewCo to, continue to abide by the Retention Employee Nonsolicit with respect to any such Retention Employees through the Closing and for a period of no less than ninety (90) days thereafter.
(l)    Effective as of immediately prior to the Closing, each of the Sellers, the Company and the Company’s Subsidiaries, as applicable, shall take all necessary actions to transfer to NewCo: (x) (A) all Service Providers that are not employed at a “home office location” of the Company and who primarily provide services to any property the management of which will be transferred to NewCo pursuant to the Restructuring Transactions (the “Property-Level Retained Employees”) and (B) all Retention Agreement Retained Employees (the Property-Level Retained Employees and the Retention Agreement Retained Employees, together, the “Retained Employees”); (y) all employment agreements, service agreements retention, transaction and/or severance agreements or other bilateral agreements with any Retained Employees that govern terms of service and/or provide for the payment or provision of any compensation or benefits to or for the benefit of such Retained Employees (including without limitation the Retention Agreements); and (z) all accrued paid-time-off and any other obligations owed by the Company or any Subsidiaries of the Company to or in respect of any Retained Employee (including, without limitation, any accrued bonuses (whether performance-based or otherwise)). For clarity, in no event shall the Company or any of its Subsidiaries transfer to NewCo any Employee Plan that provides compensation or benefits to or for the benefit of any Service Providers of the Company or any of its Subsidiaries who are not Retained Employees. Upon the Closing, Sellers shall cause each Retention Agreement Retained Employee to be notified in writing (with such notification subject to the Purchaser’s advance review and comment) that such Retention Agreement Employee’s Retention Agreement and all rights and obligations thereunder has been transferred and assigned to NewCo effective as of immediately prior to the Closing and that any and all obligations to the Retention Agreement Employee thereunder (including, for the avoidance of doubt, any “Transaction Bonus,” “Retention Bonus,” “Severance Payment,” “Contingent Bonus” or similar payment thereunder (each as may be defined in the Retention Agreement Employee’s Retention Agreement)) shall be solely obligations of NewCo as of the Closing.
Section 6.08    Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, each as may be required to carry out the provisions of this Agreement and to consummate and make effective the Transactions.
Section 6.09    D&O Indemnification.
(a)    From and after the Closing Date, the Purchaser shall not, and shall cause the Company and its Subsidiaries not to, take any steps that would reasonably be expected to materially and adversely affect the rights of any individual who served as a director, manager or officer of the Company or any of its Subsidiaries at any time prior to the Closing Date (each, a “D&O Indemnified Person”) to be indemnified, either under applicable Law or the organizational documents of the Company and its Subsidiaries, as applicable, as they existed immediately prior to the Closing Date, against any costs or expenses (including attorneys’ fees and expenses of investigation, defense and ongoing monitoring), judgments, penalties, fines, losses, charges, demands, actions, suits, proceedings, settlements, assessments, deficiencies, Taxes, interest, obligations, damages, liabilities or amounts paid in settlement incurred in connection with any claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that the D&O Indemnified Person was a director, manager or officer of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Closing Date.
(b)    The Company shall, and Purchaser shall cause the Company to (i) maintain in effect for a period of six (6) years after the Closing Date the current policies of directors’ and officers’ liability insurance maintained by or on behalf of the Company and its Subsidiaries immediately prior to the Closing Date (provided that the Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company or any of its Subsidiaries when compared to the insurance maintained by the Company as of the date hereof); provided, however, that in no event shall such policies provide for a premium amount of any one year in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for its directors and officers, or (ii) obtain as of the Closing Date a “tail” insurance policy with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the Transactions).
Section 6.10    R&W Policy. The Purchaser and the Sellers shall cooperate and use commercially reasonable efforts to enable Purchaser to obtain, at or prior to the Closing, a buyer-side representation and warranty insurance policy (with the primary policy being provided by Berkshire Hathaway Specialty Insurance Company (or an Affiliate thereof) and the excess coverage policy being provided by Everest Indemnity Insurance Company (or an Affiliate thereof)) in the form set forth on Exhibit C (collectively, the “R&W Policy”). All premiums and related costs due under the R&W Policy shall be paid by the Purchaser to the applicable insurer at or prior to the Closing.
Section 6.11    Restructuring Transactions. The Company shall, and shall cause its Subsidiaries to, complete the Restructuring Transactions in accordance with the terms and conditions set forth in Schedule 2 hereto, including executing and delivering all related agreements, instruments, certificates and all other documents required to effect the actions contemplated thereby. Prior to the Closing, the Company will not, and will cause its Subsidiaries not to, take any action with respect to the Restructuring Transactions in any manner adverse to the Purchaser without the Purchaser’s prior written consent. Upon consummation of the Restructuring Transactions, the Sellers shall cause NewCo to sign a joinder to this Agreement in the form of Exhibit F attached hereto.
Section 6.12    Termination of Affiliate Transactions. Except as set forth in Schedule 6.12 of the Sellers’ Disclosure Letter, the Sellers and the Company shall, and shall cause their Subsidiaries to, take all necessary actions to ensure that all Affiliate Transactions are terminated at or prior to the Closing, with no further liability or other Losses to the Purchaser or its Affiliates (including the Company and its Subsidiaries) with respect thereto.
Section 6.13    Non-Solicitation. From the date hereof through the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.01 (the “Exclusivity Period”), each of the Sellers and the Company agree that, except with respect to the Restructuring Transactions or as otherwise expressly set forth herein, it will not, it will cause its Affiliates not to and it will direct its officers, managers, members, Representatives and advisors not to, directly or indirectly, without the Purchaser’s prior written consent, take actions to encourage, solicit, enter into, initiate or hold discussions or negotiations with, or provide any information to or respond to the submission of any proposal, offer or inquiry from, any Person (other than the Purchaser and the Purchaser’s Representatives) regarding, or enter into any contract, arrangement or understanding (including any letter of intent or memorandum of understanding for) any disposition or purchase of any equity interest in, any equity investment in or any sale of all or any significant part of the assets or Business of the Company or any of its Subsidiaries, or any merger, reorganization, recapitalization, consolidation, exchange of equity or other business combination or disposition involving the Company or any of its Subsidiaries (any offers or inquiries pertaining to any of the foregoing matters are referred to as an “Acquisition Transaction Proposal”). If, during the Exclusivity Period, any Person (other than the Purchaser) approaches the Sellers, the Company or any of their respective Representatives about an Acquisition Transaction Proposal, the Sellers shall promptly inform such Person of the existence of this provision and shall within two (2) Business Days advise the Purchaser following the receipt of any Acquisition Transaction Proposal.
Section 6.14    Certain Third Party Consents; Certain Post-Closing Actions.
(a)    Prior to the Closing, the Sellers and the Company on the one hand, and Purchaser on the other hand, shall, and shall cause their respective Affiliates to, reasonably cooperate with each other in connection with, and use their respective commercially reasonable efforts to obtain (i) from any applicable third party (including, for the avoidance of doubt, the parties to the Contracts set forth in Section 4.06 of the Sellers’ Disclosure Schedule but excluding the parties to any Designated Contract) any required consent, approval or authorization with respect to the execution and delivery of this Agreement or the other agreements, documents and certificates contemplated hereby or the consummation of the Transactions, in each case, in form and substance reasonably satisfactory to Purchaser and (ii) all Designated Contract Amendments. In connection therewith, the parties shall take such reasonable actions as each other may request from time to time and shall coordinate with each other in respect thereof. Notwithstanding the foregoing, but subject to the covenants and agreements set forth in Section 6.14(c) with respect to Rebranding Costs, in no event shall the Purchaser or any of its Affiliates or the Company or any of its Subsidiaries be obligated to bear any expense or pay any fee (other than the payment of nominal administrative, processing or similar fees or charges) or grant any concession in connection with obtaining any such consent, approval or authorization or Designed Contract Amendment.
(b)    Without limiting the generality of the foregoing, but in furtherance thereof, prior to the Closing the parties shall use their respective commercially reasonable efforts to (i) obtain a Specified Contract Consent in respect of each Specified Contract and a Designated Contract Amendment in respect of each Designated Contract, (ii) cause each Particular Contract to be terminated and (iii) following such termination, cause the owner of any Particular Hotel to deliver a Replacement Deliverable; provided, however, that, prior to the Closing, neither the Purchaser nor any of its Affiliates shall contact, directly or indirectly, any counterparty to any Specified Contract, Designated Contract, Particular Contract or any other Contract to which the Company or any of its Subsidiaries is a party without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and, in any event, any such approved communication between the Purchaser or any of its Affiliates with any counterparty to any Specified Contract, Designated Contract, Particular Contract or any other Contract to which the Company or any of its Subsidiaries is a party shall require the reasonable participation of a Representative of the Company unless the parties agree otherwise; provided, further, that, during the ninety (90) day period immediately following the Closing, neither Sellers nor any of their respective Affiliates or Representatives shall contact, directly or indirectly, any counterparty to any Contract to which the Company or any of its Subsidiaries is a party unless such contact is made by one of the individuals set forth on Schedule 6.14(b), such individual first provides reasonable advance notice of such contact to Purchaser and such individual provides the opportunity for a Representative of Purchaser or the Company to participate in such communication. In connection with the foregoing, each party shall promptly provide each counterparty to any Specified Contract, Designated Contract or Particular Contract, as applicable, with such additional information as such counterparty may reasonably request, and the Purchaser and the Company shall each promptly notify the other of any material communication received by it or its Representatives from any such counterparty relating to the transactions contemplated by this Agreement and/or the actions described in the foregoing clauses (i), (ii) and (iii) and shall provide in such notification a summary of such communication. In addition, for the avoidance of doubt, any Specified Contract Consent, Designated Contract Amendment, termination of a Particular Contract or entry into a replacement Contract for a Particular Contract, in each case, obtained pursuant to the foregoing clauses (i), (ii) and (iii) shall be effective only upon the occurrence of the Closing. All communications pursuant to this Section 6.14(b) between the parties hereto and their respective Affiliates or Representatives, on the one hand, and any counterparty to any Specified Contract, Designated Contract, Particular Contract or any other Contract to which the Company or any of its Subsidiaries is a party shall be conducted in good faith and generally in furtherance of the business interests of each of the Sellers, the Company and the Purchaser.
(c)    In connection with the parties’ use of commercially reasonable efforts to complete the actions in respect of Particular Contracts and Particular Hotels described in clauses (ii) and (iii) of Section 6.14(b) (the “Rebranding Actions”), to the extent required to complete the Rebranding Actions, Sellers shall incur and pay Rebranding Costs with respect to each Particular Hotel in an amount up to the amount set forth across from such Particular Hotel’s name on Schedule 6.14(c). In the event Sellers, the Company or their respective Affiliates incur and pay any such Rebranding Costs, and as a result thereof, complete the Rebranding Actions with respect to any Particular Hotel, Purchaser shall reimburse to Sellers an amount equal to Sellers’ documented Rebranding Costs in respect of such Particular Hotel (in each case, up to the amount set forth across from such Particular Hotel’s name on Schedule 6.14(c)). Purchaser shall be responsible for and indemnify and hold Seller and its Affiliates harmless from and against all costs, liabilities and expenses related to the transition of a Particular Hotel from the applicable legacy franchisor brand and network to the brand and network of Purchaser and its Affiliates; provided, that Sellers shall reimburse Purchaser an amount equal to fifty percent (50%) of all reasonable and documented out of pocket costs and expenses incurred by Purchaser or its Affiliates related to the transition of a Particular Hotel’s website, signage and collateral.
(d)    In the event that, as of the Closing, (i) any Specified Contract Consent has not been obtained, (ii) any Designated Contract Amendment has not been entered into by all parties thereto or (iii) with respect to any Particular Hotel, (A) the applicable Particular Contract has not been terminated or (B) a Replacement Deliverable has not been executed and delivered by the owner of such Particular Hotel, then the Closing Purchase Price will be reduced by virtue of the Aggregate Closing Reduction. In any such event, provided that the Purchase Price is an amount equal to less than $600,000,000, for a period equal to one hundred twenty (120) days following the Closing (which period may be reasonably extended with respect to one or more Particular Hotels, Designated Hotels or Specified Hotels by mutual agreement of the Purchaser and Sellers’ Representative to the extent the Purchaser determines in good faith that, as applicable, the granting of a Specified Contract Consent, entry into a Designated Contract Amendment or the termination of a Particular Contract and delivery of a Replacement Deliverable is reasonably likely to occur in the following ten (10) days), the parties will work together and continue to take the actions described in the foregoing Sections 6.14(a) and 6.14(b), and if, prior to the termination of such period, (1) any Specified Contract Consent that was not obtained at Closing is obtained, (2) any Designated Contract Amendment that was not entered into by all parties thereto prior to Closing is entered into by all such parties or (3) any Particular Contract that was not terminated at Closing is terminated and a Replacement Deliverable is delivered by the owner of the applicable Particular Hotel then, in each case, Purchaser will pay to NewCo the Per Hotel Reduction applicable to such Specified Contract, Designated Contract or Particular Hotel, as applicable; provided, however, that, notwithstanding the foregoing, Purchaser shall have no obligation to pay any amounts owing to NewCo pursuant to this sentence until the sum of (x) the difference between $157,000,000 and the Aggregate Closing Reduction (without giving effect, for the avoidance of doubt, to the operation of the proviso at the end of the definition of “Purchase Price,” such amount, the “Pre-Closing Earned Reduction Amount”) and (y) the aggregate amount owing to NewCo pursuant to this sentence exceeds the Threshold Per Hotel Reduction Amount, at which point Purchaser shall only be required to pay NewCo amounts owing pursuant to this Section 6.14(d) in excess of the amount equal to the difference between the Threshold Per Hotel Reduction Amount and the Pre-Closing Earned Reduction Amount; provided, however, that in no event shall the sum of the Purchase Price plus the aggregate amount paid to the Sellers pursuant to this Section 6.14(d) exceed $600,000,000. In the event that any Particular Contract is terminated and a Replacement Deliverable is delivered in accordance with the foregoing clause (3), concurrently with Purchaser’s payment of the applicable Per Hotel Reduction to the Sellers (or if no such payment is required pursuant to the foregoing proviso or otherwise, then promptly following the occurrence of such actions), the parties shall cause the Affiliate of the Sellers that is the party to or beneficiary of the applicable Replacement Deliverable to be transferred to Purchaser or its Affiliate, and the provisions of Section 6.08 shall apply thereto mutatis mutandis.
Section 6.15    Classic Resorts Earn-out Payments. In the event the Purchaser, the Company or their respective Affiliates incur and pay any Earn-Out Payment (as defined in the Classic Resorts Asset Purchase Agreement) in accordance with Section 2.7(f) of the Classic Resorts Asset Purchase Agreement, Sellers shall, severally and not jointly, reimburse to the Purchaser an amount equal to any such Earn-Out Payment, by wire transfer of immediately available funds to an account specified in writing by the Purchaser within three (3) Business Days of the later of (a) the date such Earn-Out Payment was paid and (b) the date Sellers received written notice that such Earn-Out Payment was paid.
Section 6.16    Transition Services Agreement Exhibits. The parties agree and acknowledge that the exhibits and schedules attached to the form of Transition Services Agreement attached as Exhibit A hereto are in draft form and do not reflect the parties’ final memorialization of such exhibits and schedules, and in furtherance thereof, from the date of this Agreement until the Closing, the parties will reasonably cooperate with each other and work in good faith to update and finalize such exhibits and schedules to the form of Transition Services Agreement (including by agreeing to appropriate service lengths and by describing such services in greater detail). Such finalized exhibits and schedules shall be attached to the Transition Services Agreement that is executed and delivered at Closing.
Section 6.17    Loyalty Program. Prior to Closing, Purchaser will work in good faith and use commercially reasonable efforts to transition hotels set forth on Schedule 6.17 onto the loyalty platform and program operated by Purchaser and its Affiliates, effective as of Closing. In connection therewith, Purchaser shall engage with the owners of such hotels to provide them with all reasonably requested information regarding such loyalty platform and program and shall otherwise use commercially reasonable efforts to manage Purchaser’s systems in a manner to appropriately implement such transition; provided, however, that, prior to the Closing, neither the Purchaser nor any of its Affiliates shall contact, directly or indirectly, any counterparty to any owners of such hotels without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) and, in any event, any such approved communication between the Purchaser or any of its Affiliates with any owners of such hotels shall require the reasonable participation of a Representative of the Company unless the parties agree otherwise. In furtherance thereof, Sellers will cause the owners of the hotels set forth on Section 6.17 of the Disclosure Schedule to agree to Purchaser’s standard loyalty program terms with respect to the operation of such hotels.
ARTICLE 7

CONDITIONS TO CLOSING
Section 7.01    Conditions to Obligations of the Sellers and the Company. The obligations of the Sellers and the Company to consummate the Transactions shall be subject to the satisfaction, or written waiver by the Company, at or prior to the Closing, of each of the following conditions:
(a)    Representations, Warranties and Covenants. (i) (1) The representations and warranties of the Purchaser contained in Sections 5.01 (Organization and Authority of the Purchaser), 5.06 (Availability of Funds) and 5.10 (No Brokers) shall be true and correct in all respects and (2) all other representations and warranties of the Purchaser contained in this Agreement, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all respects, in the case of clauses (1) and (2), as of the date hereof and as of the Closing with the same force and effect as though such representations and warranties had been made as of the Closing (except for such representations and warranties which are made as of an earlier date, in which case they shall be so true and correct as of such date), except in the case of clause (2) to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not and would not reasonably be expected to materially impair or delay the Purchaser’s ability to consummate the Transactions or to perform its obligations hereunder, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects, and the Sellers shall have received a certificate from the Purchaser to the effect of clauses (i) and (ii) above signed by a duly authorized officer thereof;
(b)    No Order. There shall be no Law or Governmental Order of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits, enjoins or restrains (whether temporarily or permanently) the consummation of the Transactions;
(c)    Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated; and
(d)    Closing Deliverables. The Sellers, the Company and other applicable Persons shall have received each of the applicable Closing deliverables set forth in Section 2.05.
Section 7.02    Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Transactions shall be subject to the fulfillment, or written waiver by the Purchaser (in its sole discretion), at or prior to the Closing, of each of the following conditions:
(a)    Representations, Warranties and Covenants. (i) (1) The representations and warranties set forth in Sections 3.01 (Organization and Authority of the Sellers), 3.02 (Due Authorization), 3.04 (Ownership of Membership Interests), 4.01 (Organization, Authority and Qualification of the Company), 4.02 (Subsidiaries), 4.03 (Due Authorization), 4.04(a) and (b) (Capitalization; Officers and Directors), and 4.25 (No Brokers), in each case, including to the extent made by NewCo in the Joinder, shall be true and correct in all respects and (2) all other representations and warranties of the Sellers and the Company contained in this Agreement or of NewCo contained in the Joinder, disregarding all qualifications contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all respects, in the case of clauses (1) and (2), as of the date hereof and as of the Closing with the same force and effect as though such representations and warranties had been made as of the Closing (except for such representations and warranties which are made as of an earlier date, in which case they shall be so true and correct as of such date), except in the case of clause (2) to the extent that the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have a Material Adverse Effect, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers, the Sellers’ Representative and the Company on or before the Closing shall have been complied with in all material respects, and the Purchaser shall have received a certificate from the Company to the effect of clauses (i) and (ii) above signed by a duly authorized officer thereof;
(b)    No Order. There shall be no Law or Governmental Order of any nature of any Governmental Authority of competent jurisdiction that is in effect that prohibits, enjoins or restrains (whether temporarily or permanently) the consummation of the Transactions;
(c)    Regulatory Approvals. All applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated;
(d)    Restructuring Transactions. The Restructuring Transactions shall have been consummated;
(e)    Unaffiliated Member Equity Purchase Agreement. The transactions contemplated by the Unaffiliated Member Equity Purchase Agreement shall have been consummated prior to the Closing;
(f)    No Material Adverse Effect. Since the date hereof, there shall not have occurred any event, change, occurrence, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect under clause (y) of the definition thereof; and
(g)    Closing Deliverables. The Purchaser shall have received each of the Closing deliverables set forth in Section 2.04.
ARTICLE 8

INDEMNIFICATION
Section 8.01    Survival; Remedies for Breach.
(a)    The representations and warranties made by the Sellers, the Company and the Purchaser in this Agreement shall survive the Closing for a period of one (1) year following the Closing; provided, however, that the representations and warranties set forth in Section 3.01 (Organization and Authority of the Sellers), Section 3.02 (Due Authorization), Section 3.04 (Ownership of Membership Interests), Section 4.01 (Organization, Authority and Qualification of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.04(a) and (b) (Capitalization; Officers and Directors), Section 4.25 (No Brokers), Section 5.01 (Organization and Authority of the Purchaser), Section 5.06 (Availability of Funds), and Section 5.10 (No Brokers) (collectively, and, including to the extent made by NewCo in the Joinder, the “Fundamental Representations”) shall survive the Closing for a period of five (5) years following the Closing. The covenants and agreements of a party set forth in this Agreement which by their terms (a) contemplate performance prior to the Closing shall terminate on the date that is one (1) year after the Closing Date or (b) contemplate actions or impose obligations at or following the Closing shall survive the Closing and remain in full force and effect for the stated term of such covenant or agreement and, if no such term is stated, for the applicable statute of limitations (including all extensions and waivers thereof). Except as otherwise provided in Section 8.01(b), following the expiration of the applicable period during which a representation and warranty or covenant survives the Closing as set forth in this Section 8.01(a) (such period with respect to such representation and warranty or covenant being hereinafter the “Survival Period”), the applicable representations and warranties and covenants shall be of no further force or effect.
(b)    If the written notice referred to in Section 8.02(b) or Section 8.03(b), as the case may be, of the breach or inaccuracy of any representation or warranty or covenant that would otherwise terminate at the expiration of the applicable Survival Period with respect thereto, has been given to the party against whom indemnification may be sought on or prior to the expiration of the applicable Survival Period, such representation or warranty or covenant shall survive only with respect to the matters specified in such notice and such survival shall only apply to the portion of any such representation or warranty or covenant with respect to which such breach or inaccuracy has occurred.
(c)    After the Closing, absent Fraud, the indemnities set forth in this Article 8 shall be the sole and exclusive remedies of the parties hereto with respect to any breach of any representation, warranty or covenant in this Agreement or in any agreement, certificate or instrument contemplated hereby; provided, however, that nothing contained herein shall limit or impair the right of any party (1) to specific performance or injunctive relief (including under Section 11.13) in connection with another party’s breach of its obligations under this Agreement, (2) in any dispute under Section 2.07 (which disputes will be resolved in accordance with the dispute mechanism set forth in Section 2.07(d)) or (3) in the case of Fraud. In furtherance of the foregoing, from and after the Closing Date, except (w) as otherwise provided in this Article 8, (x) for matters arising out of actions or omissions occurring after the Closing Date, (y) in the case of Fraud or (z) for breaches of this Agreement, (i) the parties, on behalf of themselves and their respective Affiliates and Representatives, hereby waive, and release each other and their respective Affiliates and Representatives from, to the fullest extent permitted by applicable Law, any and all other Losses, rights, defenses, claims and causes of action (including rights of contributions, if any), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Sellers or any of their respective Affiliates or Representatives (in the case of the release provided by the Purchaser), or the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) or Representatives (in the case of the release provided by the Sellers and the Sellers’ Representative), as the case may be, arising under or based upon any federal, state or local Law (including any such Law arising under or based upon any securities Law, Environmental Law, common Law or otherwise), (ii) the Purchaser, the Sellers, the Sellers’ Representative and the Company and their respective Subsidiaries and Affiliates, on behalf of themselves and their respective Affiliates and Representatives, hereby waive, and release any director or officer of the Company from, to the fullest extent permitted by applicable Law, any and all other rights, defenses, claims and causes of action (including rights of contributions, if any), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against such director or officer in his or her capacity as such based upon any federal, state or local Law (other than any employment-related claims), and (iii) each of the parties expressly acknowledges that it has had, or has had and waived, the opportunity to be advised by independent legal counsel and hereby waives and relinquishes all rights and benefits afforded by, and does so understanding and acknowledging the significance and consequence of such specific waiver of, any applicable Law similar in nature to Section 1542 of the California Civil Code, which provides:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED THE SETTLEMENT WITH THE DEBTOR.
Section 8.02    Indemnification of the Purchaser.
(a)    Subject to the provisions of this Section 8.02, Section 8.06 and the other Sections of this Article 8, following the Closing, the Purchaser and each of its Affiliates and Representatives (each hereinafter a “Purchaser Indemnified Party”) shall be indemnified by the Sellers, severally and not jointly, from and against the amount of any and all Losses incurred by them arising out of:
(i)    any breach of, or inaccuracy in, any representation or warranty, as of the date hereof or as of the Closing, made by such Seller under Article 3 of this Agreement or any certificate delivered pursuant hereto or made by NewCo in the Joinder;
(ii)    any breach or failure to perform by such Seller of any of its covenants or agreements under this Agreement or any document contemplated hereby;
(iii)    any breach of, or inaccuracy in, any representation or warranty, as of the date hereof or as of the Closing, made by the Company under Article 4 of this Agreement or any certificate delivered pursuant hereto or made by NewCo in the Joinder;
(iv)    any breach or failure to perform by the Company of its covenants or agreements under this Agreement or any document contemplated hereby;
(v)    (w) the NewCo Employee Liabilities, (x) the failure to deliver an LTIP Acknowledgment, (y) the Specified Matters or (z) any LTIP Remediation Costs (to the extent not counted in Company Indebtedness) (the indemnity provided in this clause (v), the “Employee Matters Indemnity”); and
(vi)    any Loss related to any Excluded Contract (the indemnity provided in this clause (vi), the “Specific Indemnity”).
Notwithstanding anything herein to the contrary, no representation, warranty or covenant made by the Sellers or the Company in respect of Taxes, including under Section 4.19 (other than the representations and warranties in Sections 4.19(j), (o) or (q)), shall apply or give rise to any claims for Losses with respect to Taxes arising in the Post-Closing Tax Period, other than any imputed underpayments imposed under Section 6225 of the Code in a Post-Closing Tax Period which relate to a Pre-Closing Tax Period.
Except to the extent of its obligations in respect of the Specific Indemnity, in no event shall either Seller be responsible for Losses in excess of the portion of the Final Purchase Price paid to such Seller.
(b)    Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties shall not be entitled to indemnification under Section 8.02(a) unless the Purchaser Indemnified Party has provided the Sellers’ Representative with written notice of such claim in accordance with Section 8.04(a) or 8.05(a), as applicable.
(c)    The Purchaser shall use, and shall cause its Affiliates (including the Company and its Subsidiaries after the Closing) to use, commercially reasonable efforts in accordance with applicable Law to mitigate any Loss for which indemnification may be sought hereunder upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.
Section 8.03    Indemnification of the Sellers.
(a)    Subject to the provisions of this Section 8.03, Section 8.06 and the other Sections of this Article 8, following the Closing, the Purchaser agrees to indemnify, defend and hold the Sellers, and each of their respective Affiliates and Representatives (each a “Seller Indemnified Party”) harmless from and against any and all Losses incurred by them arising out of:
(i)    any breach of, or inaccuracy in, any representation or warranty, as of the date hereof or as of the Closing, made by the Purchaser under this Agreement or any certificate delivered pursuant hereto; and
(ii)    any breach or failure to perform by the Purchaser of any of its covenants or agreements under this Agreement or any document contemplated hereby.
(b)    Notwithstanding anything to the contrary in this Agreement, the Seller Indemnified Parties shall not be entitled to indemnification under this Section 8.03 unless the applicable Seller Indemnified Party has provided the Purchaser with written notice of such claim in accordance with Section 8.04(a), 8.05(a) or Section 10.03, as applicable.
(c)    The Sellers shall use, and shall cause their Affiliates to use, commercially reasonable efforts in accordance with applicable Law to mitigate any Loss for which indemnification may be sought hereunder upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.
Section 8.04    Procedures for Indemnification Other Than Third-Party Claims.
(a)    If any Purchaser Indemnified Party or any Seller Indemnified Party (hereinafter an “Indemnified Party”) shall claim to have suffered a Loss (other than with respect to any claim asserted, demand or other Action by any Person who is not a party to this Agreement (hereinafter a “Third-Party Claim”)) for which indemnification is available under Section 8.02 or 8.03, as the case may be (for purposes of this Section 8.04, regardless of whether such Indemnified Party is entitled to receive a payment in respect of such claim by virtue of the provisions of Section 8.05), the Indemnified Party shall notify the party required to provide indemnification (hereinafter an “Indemnifying Party”) in writing (a “Claim Notice”) of such claim promptly (but in no event more than thirty (30) days following the discovery of such claim and in no event after the expiration of the applicable Survival Period) (provided, that the failure by the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party except to the extent that such failure shall have actually and materially prejudiced the defense of such claim and then only to the extent of such prejudice), which written notice shall describe the facts and circumstances giving rise to such Loss, the basis upon which indemnity is being sought, the amount or estimated amount of the Loss, if known or reasonably ascertainable at the time such claim is made (or if not then reasonably ascertainable, the maximum amount of such claim reasonably estimated by the Indemnified Party), and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such Loss shall have occurred.
(b)    If the Indemnified Party shall have received from the Indemnifying Party, within fifteen (15) Business Days after the Indemnifying Party’s receipt of a Claim Notice made in accordance with Section 8.04(a), a written notice setting forth the Indemnifying Party’s objections to such claim and the Indemnifying Party’s reasons for such objection, then the parties shall negotiate in good faith for a period of at least twenty (20) Business Days from the date the Indemnified Party receives such objection (such period is hereinafter referred to as the “Negotiation Period”). After the Negotiation Period, if the parties still cannot agree on the claim, the Indemnified Party may, at any time thereafter, until the expiration of the applicable statute of limitations with respect to its claim for indemnification, commence legal proceedings against the Indemnifying Party to enforce its rights to indemnification from and against any Losses described in the written notice described in Section 8.04(a) above.
(c)    In the event of a Third-Party Claim under this Agreement, at the reasonable request of the Indemnifying Party, the Sellers or the Purchaser, as applicable, and its and their Subsidiaries and its and their Representatives shall grant the Indemnifying Party and its Representatives reasonable access to the books, records and properties of the Sellers or the Purchaser, as applicable, and their Subsidiaries and their Representatives to the extent reasonably related to the matters to which the Third-Party Claim relates. All such access shall be granted during normal business hours and shall be granted under conditions designed to minimize the disruption to the businesses of the Sellers or the Purchaser, as applicable, and their Subsidiaries and Affiliates and their Representatives, as the case may be; provided, that such access would not reasonably be expected to jeopardize or violate any attorney-client or other applicable legal privilege, applicable Law or Contract or other confidentiality obligations (provided that, the Sellers or the Purchaser, as applicable, and their Subsidiaries and Affiliates and their Representatives, as the case may be, shall use commercially reasonable efforts to provide such access as can be provided (or otherwise find alternative means to convey such information regarding the applicable matter as can be conveyed) without violating such privilege, Law or Contract or other confidentiality obligation). The Indemnifying Party shall not, and shall cause its Representatives not to, use (except in connection with such Third-Party Claim) or disclose to any third person other than the Representatives of the Indemnifying Party (except as may be required by applicable Law) any confidential information obtained pursuant to this Section 8.04(c).
Section 8.05    Procedures for Third-Party Claims.
(a)    Any Indemnified Party seeking indemnification pursuant to this Article 8 in respect of any Third-Party Claim shall give the Indemnifying Party from whom indemnification with respect to such claim is sought: (i) prompt written notice (but in no event more than ten (10) Business Days after the Indemnified Party acquires knowledge thereof and in no event after the expiration of the applicable Survival Period) of such Third-Party Claim; and (ii) copies of all material documents and information (including court papers) relating to any such Third-Party Claim within ten (10) Business Days of their being obtained by the Indemnified Party; provided, however, that the failure by the Indemnified Party to so notify or provide copies within either such ten (10) Business Day period to the Indemnifying Party shall not relieve the Indemnifying Party from any liability to the Indemnified Party for any liability hereunder except to the extent that such failure shall have actually and materially prejudiced the defense of such Third-Party Claim and then only to the extent of such prejudice.
(b)    In the event of a Third-Party Claim, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party, to investigate, contest, defend or settle any Third-Party Claim that may result in Losses with respect to which the Indemnified Party is entitled to indemnification pursuant to this Article 8 and select legal counsel of its choosing in connection therewith (provided that such notice shall include an irrevocable acknowledgment of the Indemnifying Party that the Third-Party Claim may result in Losses, and that if such Losses do so result, then the Indemnified Party shall be entitled to indemnification by the Indemnifying Party pursuant to this Article 8); provided, however, that the Indemnified Party may, at its option and at its own expense, participate in the investigation, contesting, defense or settlement of any such Third-Party Claim through Representatives of its own choosing; provided, further, that the Indemnifying Party shall not settle or compromise any Third-Party Claim unless the terms of such settlement or compromise (i) call only for a payment to the Indemnified Party (or of the Third-Party Claim directly), the full amount of which is indemnified hereunder, (ii) does not impose an injunction or other equitable relief upon the Indemnified Party, (iii) does not require an admission or acknowledgment of fault, wrongdoing or violation of Law by the Indemnified Party, (iv) contains an unconditional release of the Indemnified Party in respect of such claim and (v) would not be reasonably expected, in the good faith judgment of the Indemnified Party, to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party or its Affiliates. If requested in writing by the Indemnifying Party, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third-Party Claim or, if appropriate and related to the Third-Party Claim in question, in making any reasonable counterclaim against the Person making such Third-Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or its Affiliates) or similar action. If the Indemnifying Party shall not have elected to assume the defense of such Third-Party Claim within ten (10) Business Days of receipt of the Claim Notice, the Indemnified Party shall have the right, at its option and at the expense of the Indemnifying Party, to do so in such manner as it deems appropriate; provided, however, the Indemnifying Party shall have the right to assume the defense of such Third-Party Claim at any time thereafter if it acknowledges in writing that such Third-Party Claim may result in Losses, and that if such Losses do so result, then the Indemnified Party shall be entitled to indemnification by the Indemnifying Party pursuant to this Article 8. In the event any Indemnified Party settles or compromises or consents to the entry of any judgment with respect to any Third-Party Claim the defense of which, the Indemnifying Party has properly assumed hereunder without the prior written consent of the Indemnifying Party, such Indemnified Party shall be deemed to have irrevocably waived all rights to make a claim for indemnification pursuant to this Agreement with respect to such Third-Party Claim. The Indemnifying Party shall be entitled to participate in (but not to control) the defense of any Third-Party Claim which it has not elected to defend with its own counsel and at its expense. Notwithstanding anything herein to the contrary, in no event shall the Indemnifying Party be entitled to conduct or control the defense, compromise and settlement of any Third-Party Claim if (i) such claim seeks as the sole remedy an injunction, other equitable relief or any other non-monetary relief against the Indemnified Party, (ii) in the event such claim were to be decided adversely to the Indemnified Party, the aggregate amount of Losses associated therewith, together with all other outstanding claims would reasonably be expected to exceed the aggregate liability limitations set forth in this Article 8, (iii) such claim relates to or arises out of any allegedly criminal activity or quasicriminal activity, (iv) the Indemnifying Party is also a party or has an interest in such Third-Party Claim, which interest conflicts with the interests of the Indemnified Party (as determined by outside counsel applying the conflict-of-interest rules restricting attorney conduct in the applicable jurisdiction if counsel for the Indemnifying Party were to act as counsel for the Indemnified Party) or (v) indemnification in respect of such Third-Party Claim is being sought pursuant to the Specific Indemnity in respect of an Excluded Contract of the type described in clause (ii) of the definition thereof (provided, that in the case of this clause (v), the Indemnified Party shall not settle or compromise any such Third-Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed (it being agreed and understood that the determination as to whether it is reasonable to withhold, condition or delay such consent, shall take into account various factors, including costs associated with such settlement or compromise, expediency in resolving such Third-Party Claim and the totality of the other circumstances related to any such Third-Party Claim), unless (w) such settlement or compromise provides for a cash payment to the applicable third party of greater than $3,000,000, (x) the applicable Excluded Contract has previously been terminated, or the applicable settlement or compromise includes as a term thereof, or otherwise results in, the termination of the applicable Excluded Contract and (y) the Indemnifying Party is not entitled to reimbursement of its indemnification obligations pursuant to Section 8.11(c) hereof, in which event such consent may be withheld, conditioned or delayed in the Indemnifying Party’s sole discretion)). In the event of any Third-Party Claim for which indemnification is being sought pursuant to the Specific Indemnity in respect of an Excluded Contract of the type described in clause (ii) of the definition thereof, (A) the Indemnifying Party shall at its own expense have the opportunity to participate in (but, for the avoidance of doubt, not control) the defense thereof, (B) the Indemnified Party will consult in good faith with the Indemnifying Party on a periodic basis with respect to litigation strategy and accrual of litigation costs and (C) the Indemnified Party will consider in good faith any comments or requests reasonably proposed by the Indemnifying Party with respect thereto.
(c)    Notwithstanding anything to the contrary herein, the Indemnifying Party may only investigate, contest, defend or settle such Third-Party Claim if the insurer under the R&W Policy is not entitled, or if entitled does not elect, to assume the defense of such Third-Party Claim.
Section 8.06    Additional Limits on Rights to Indemnification.
(a)    Notwithstanding anything to the contrary in this Agreement, except in the case of Fraud, in no event shall the Sellers be liable for indemnification pursuant to Section 8.02(a)(i) or Section 8.02(a)(iii):
(i)    for any individual claim where the Losses relating to such claim (or other claims arising from substantially the same facts or circumstances) is less than $25,000 (the “Individual Basket Amount”) (and any such items shall not be aggregated for purposes of this Section 8.06(a)(i)); provided, however, that if such amount is exceeded, the Purchaser Indemnified Party may seek indemnification hereunder for any and all such Losses with respect to such claim (or claims);
(ii)    except with respect to any breach of, or inaccuracy in, any Fundamental Representation or any representation or warranty set forth in Section 4.19 (Taxes), unless and until any Losses as to which the Purchaser Indemnified Parties otherwise may be entitled to indemnification hereunder exceed $2,250,000 (the “Deductible Amount”); provided, however, that after the aggregate amount of all indemnifiable Losses exceeding the Individual Basket Amount with respect thereto exceeds the Deductible Amount, the Purchaser Indemnified Parties shall, in the aggregate, be entitled to indemnification only to the extent the aggregate amount of all such Losses exceeds the Deductible Amount;
(iii)    for any Losses, in the aggregate, related to any breach of, or inaccuracy in, any representation or warranty made by the Sellers under Article 3 (other than a Fundamental Representation) or the Company under Article 4 (other than a Fundamental Representation or any representation or warranty set forth in Section 4.19 (Taxes)) to the extent that the aggregate amount of such Losses exceeds $60,000,000 (the “Cap”); provided, however, that all Losses of the Purchaser Indemnified Parties shall be (A) applied first to satisfy the Deductible Amount as provided in Section 8.06(a)(ii) and (B) then recovered from the Sellers, up to a maximum amount not to exceed the difference between the Cap and the Deductible Amount; and
(iv)    for any Losses in the aggregate related to breaches of Fundamental Representations or any representation or warranty set forth in Section 4.19 (Taxes), to the extent the aggregate amount of such Losses (together with all other Losses) exceeds an amount equal to the Final Purchase Price.
Notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties’ sole and exclusive remedy with respect to Losses for which they may be entitled to indemnification pursuant to Section 8.02(a)(i) or Section 8.02(a)(iii) (subject to the limitations set forth in Section 8.02, this Section 8.06 and the other Sections of this Article 8) shall be as follows: (A) with respect to representations and warranties other than Fundamental Representations or any representation or warranty set forth in Section 4.19 (Taxes), to satisfy the amount of such Losses first from payment by the Sellers of the Seller Self-Retention Amount and second out of the R&W Policy and (B) with respect to Fundamental Representations or any representation or warranty set forth in Section 4.19 (Taxes), to satisfy the amount of such Losses in the following order of priority: (I) first, out of the R&W Policy (following payment by the Sellers of the Seller Self-Retention Amount) and (II) second, to the extent that any such Losses are in excess of the limits of the R&W Policy (or excluded from the scope thereof other than as a result of any breach by the Purchaser of the terms of the R&W Policy that is either (x) not disputed by the Purchaser or (y) that is finally resolved in favor of the insurer under the R&W Policy or any failure by Purchaser to timely file a claim under the R&W Policy or use commercially reasonable efforts to pursue recovery thereunder), directly against the Sellers. For purposes hereof, “Seller Self-Retention Amount” means one-half of the self-retention amount under the R&W Policy. For purposes of clarity and for the avoidance of doubt, the Sellers shall only be required to pay the Seller Self-Retention Amount on one occasion.
For the avoidance of doubt, the provisions of this Section 8.06(a) shall not apply to any claims in respect of, or brought pursuant to, the Specific Indemnity, even if the facts or circumstances giving rise to such claims would otherwise give rise to a claim for indemnification that would be subject to the provisions of this Section 8.06(a) (i.e., a claim for indemnification under Section 8.02(a)(i) or Section 8.02(a)(iii)).
(b)    Notwithstanding anything to the contrary in this Agreement, except (x) in the case of Fraud or (y) for a breach of or inaccuracy in any Fundamental Representation (other than as set forth in clause (iv) below), in no event shall the Purchaser be liable for indemnification pursuant to Section 8.03(a)(i):
(i)    for any individual claim where the Losses relating to such claim (or other claims arising from substantially the same facts or circumstances) is less than the Individual Basket Amount (and any such items shall not be aggregated for purposes of this Section 8.06(b)(i)); provided, however, that if such amount is exceeded, the Seller Indemnified Party may seek indemnification hereunder for any and all such Losses with respect to such claim (or claims) in excess of such threshold;
(ii)    unless and until any Losses as to which the Seller Indemnified Parties otherwise may be entitled to indemnification hereunder exceed the Deductible Amount; provided, however, that after the aggregate amount of all indemnifiable Losses exceeding the Individual Basket Amount with respect thereto exceeds the Deductible Amount, the Seller Indemnified Parties shall, in the aggregate, be entitled to indemnification only to the extent the aggregate amount of all such Losses exceeds the Deductible Amount;
(iii)    to the extent that the aggregate amount of such Losses exceeds the Cap; provided, however, that all Losses of the Seller Indemnified Parties shall be (1) applied first to satisfy the Deductible Amount as provided in Section 8.06(b)(ii) and (2) then recovered from the Purchaser, up to a maximum amount not to exceed the difference between the Cap and the Deductible Amount; and
(iv)    for any Losses related to a breach of or inaccuracy in a Fundamental Representation under the Agreement, to the extent the aggregate amount of such Losses (together with all other Losses) exceeds the Final Purchase Price.
Notwithstanding anything to the contrary in this Agreement, the amounts owed (if any) by Purchaser to the Sellers pursuant to Article 10 shall not be subject to the limitations contained in this Section 8.06(b).
(c)    An Indemnified Party shall not be entitled to double recovery for any Losses. In calculating amounts payable to an Indemnified Party hereunder, the amount of any indemnified Loss shall be determined without duplication of any other Loss for which an indemnification claim has been made under any other representation, warranty, covenant or agreement. Without limitation of the foregoing, an Indemnified Party shall not be entitled to indemnification for Losses (and the amount of any such Losses shall not be includable in determining whether the aggregate amount of the Losses exceeds the Deductible Amount) if and to the extent that the amount of any Losses from any matter has been taken into account as a reduction to Purchase Price in the determination of Final Closing Indebtedness, or otherwise in the determination of the Final Closing Working Capital.
Section 8.07    Losses Net of Insurance, Tax Benefits; Reserves. The amount of any Loss for which indemnification is provided to a Purchaser Indemnified Party under this Article 8 shall be net of any tax benefit realized by the Purchaser Indemnified Party with respect to, and in the taxable year of or in the two taxable years following, such Loss and net of any amounts recovered by the Purchaser Indemnified Party with respect to such Loss under insurance policies or other third-party sources (in each case, net of any costs and expenses incurred in connection with the collection of any such amounts, and net of any deductible or increase in insurance premiums as a result of such Loss). The amount of any Loss for which indemnification is provided to a Seller Indemnified Party under this Article 8 shall be net of any tax benefit realized by the Seller Indemnified Party with respect to, and in the taxable year of or in the two taxable years following, such Loss and net of any amounts recovered by the Seller Indemnified Party with respect to such Loss under any insurance policies or other third-party sources. An Indemnified Party shall, to the extent practicable and commercially reasonable, submit claims under and use commercially reasonable efforts to diligently pursue recovery under all insurance policies under which any Losses may be insured (other than the R&W Policy). Any amounts recovered by an Indemnified Party and its Affiliates under any such insurance policies (other than the R&W Policy) shall reduce the amount of any Loss for which indemnification may be sought hereunder. A “tax benefit” shall mean, with respect to any Person, an actual reduction in Taxes payable attributable to any deduction, expense, loss, credit or refund to such person as a result of such Losses. The amount of any Loss shall be calculated net of any reserves related to the matter that is the subject of the Loss, but only to the extent such reserves are expressly taken into account as a reduction to the Final Purchase Price as a result of the final determination of the Final Closing Indebtedness.
Section 8.08    Materiality. Notwithstanding anything to the contrary contained in this Agreement, for purposes of determining the amount of any Losses that are the subject matter of a claim for indemnification pursuant to this Article 8, and for purposes of determining whether the representations and warranties giving rise to such indemnification have been breached or are inaccurate), each representation and warranty in this Agreement shall be read without regard and without giving effect to the term, or, as applicable, clause containing, “material,” “materiality” or similar phrases or clauses (including “Material Adverse Effect” or “material adverse effect”) contained in such representation or warranty.
Section 8.09    Subrogation of Rights. The Indemnifying Party shall be subrogated to all rights and remedies of the Indemnified Party, and each Indemnified Party shall use commercially reasonable efforts to perfect the above subrogation rights; provided, that, the Indemnifying Party shall not be required to perfect the above subrogation rights to the extent the Indemnifying Party determines in good faith that granting such subrogation rights would negatively impact the Indemnifying Party’s relationships, contractual or otherwise, with any Person having a business relationship with the Indemnifying Party.
Section 8.10    Tax Treatment of Payments. The Purchaser and the Sellers agree that all payments made pursuant to this Article 8, Article 10 or the second sentence of Section 6.14(c) shall be treated as adjustments to the Final Purchase Price for all Tax purposes to the maximum extent permitted by applicable law.
Section 8.11    Certain Limitations on Losses With Respect to the Employee Matters Indemnity and the Specific Indemnity.
(a)    With respect to any amounts owed by the Sellers pursuant to any of the Employee Matters Indemnity or the Specific Indemnity (to the extent such Specific Indemnity claim is in respect of an Excluded Contract of the type described in clause (i) of the definition thereof), such amounts shall not include (i) punitive damages or (ii) exemplary or multiple damages or diminution in value, loss of profits or loss of business opportunity damages or other special, incidental or consequential damages and shall not be calculated by using a multiple of earnings, book value or other similar measure that may have been used in arriving at or that may be reflective of the Purchase Price (except, in the case of this clause (ii), to the extent that any such amounts are or were the reasonably foreseeable consequence of the circumstances giving rise thereto), it being understood that any Taxes, interest or penalties imposed by operation of law shall not be excluded from the scope of the Employee Matters Indemnity or the Specific Indemnity by operation of this Section 8.11; provided, that nothing in this Section 8.11 shall prevent a Purchaser Indemnified Party from recovering the actual amount paid by it in respect of any Third-Party Claim that is otherwise indemnifiable hereunder.
(b)    With respect to any amounts owed by the Sellers pursuant to the Specific Indemnity in respect of an Excluded Contract of the type described in clause (ii) of the definition thereof, such amounts shall only include (i) Losses which are awarded to a third party in connection with any applicable Third-Party Claim, (ii) Losses which are paid to a third party in settlement or compromise of any Third-Party Claim and (iii) out-of-pocket costs or expenses incurred by any Purchaser Indemnified Party (including reasonable attorneys’ fees and other professional services fees) in connection with such claim. Any such Losses shall be paid by Sellers to the Purchaser Indemnified Party (or as directed by the Purchaser Indemnified Party) on a periodic basis, promptly following (and in any event within fifteen (15) Business Days) such Purchaser Indemnified Party providing Sellers with reasonable documentation evidencing any such Losses, whether before or after the resolution of such Third-Party Claim.
(c)    In the event any Purchaser Indemnified Party suffers Losses that are indemnifiable pursuant to the Specific Indemnity in respect of an Excluded Contract of the type described in clause (ii) of the definition thereof, and either (x) the applicable Excluded Contract remains in full force and effect following final resolution of the applicable Third-Party Claim (which final resolution shall be deemed to have occurred upon either (i) a final non-appealable ruling by a court of competent jurisdiction in respect thereof or (ii) a full and final written settlement of all matters related to such Third-Party Claim, duly executed by the parties thereto) or (y) the counterparty to the applicable Excluded Contract dismisses or otherwise withdraws the applicable Third-Party Claim and waives any breach or default under such Excluded Contract as a result of the consummation of the Transactions or as a result of the management of the applicable Specified Hotel by Purchaser or its Affiliates, which, in the case of either clause (x) or (y), results in Purchaser or its Affiliate remaining as the hotel manager thereunder, then such Purchaser Indemnified Party shall be required to reimburse to the Sellers (on a pro rata basis) an aggregate amount equal to the indemnifiable Losses in respect of such Third-Party Claim that Sellers have actually paid to such Purchaser Indemnified Party pursuant to the foregoing Section 8.11(b); provided that in no event shall such reimbursement exceed the Residual Value of the applicable Excluded Contract. For purposes hereof, the “Residual Value” applicable to any Excluded Contract shall be equal to seventy five percent (75%) of the Per Hotel Closing Reduction applicable to such Excluded Contract; provided, that to the extent the terms of the Excluded Contract are amended or modified in connection with the resolution of such Third-Party Claim under clause (x) or (y) above in a manner that is materially less favorable in the aggregate to the hotel manager thereunder, such Residual Value shall be equitably adjusted in accordance with the provisions hereof to reflect any change in the value of such Excluded Contract resulting therefrom. In any such event, the parties will work together in good faith to determine any such adjustments upon the request of either party. If the parties are unable to reach an agreement as to such adjustments within thirty (30) days of either party initiating the process for determination thereof, then the parties shall submit the dispute to a mutually agreed independent third party valuation firm, who shall resolve such matters; provided, however, that the valuation firm may not determine an adjustment that is in in excess of that claimed by the party claiming the highest adjustment or less than that claimed by the party claiming the lowest adjustment. The parties shall cause the valuation firm to make such determination within forty-five (45) days following the submission of the matter thereto for resolution, and such determination shall be final, conclusive and binding upon the parties (absent fraud or manifest error) and may be entered and enforced in any court having jurisdiction. The parties shall instruct the valuation firm to make its determination based solely upon the written submissions of the Parties (i.e., not by independent review). Each of the parties agrees that it shall not have any right to, and shall not, institute any Action of any kind challenging such determination, except that the foregoing shall not preclude an Action to enforce such determination.
ARTICLE 9

TERMINATION
Section 9.01    Termination. This Agreement may be terminated at any time prior to the Closing Date (the “Termination Date”):
(a)    by the Purchaser, effective upon written notice addressed and delivered to the Sellers and the Company, if (i) there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the Sellers or the Company which would, or would be reasonably expected to, cause the satisfaction of any conditions set forth in Section 7.02 not to be satisfied prior to the End Date, and (ii) either such breach has not been waived in writing by the Purchaser, or, if curable, such breach has not been cured by the earlier of (x) thirty (30) days following the receipt of Purchaser’s written notice of such breach and (y) the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to the Purchaser if it is then in breach of any representation, warranty, agreement or covenant contained herein that would or would reasonably be expected to cause the conditions of Section 7.01 not to be satisfied prior to the End Date;
(b)    by the Company, effective upon written notice addressed and delivered to the Purchaser, if (i) there shall have been a breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the Purchaser which would, or would be reasonably expected to, cause the satisfaction of any conditions set forth in Section 7.01 not to be satisfied prior to the End Date, and (ii) either such breach has not been waived in writing by the Company, or, if curable, such breach has not been cured by the earlier of (x) thirty (30) days following the receipt of the Company’s written notice of such breach and (y) the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to the Company if either the Sellers or the Company are then in breach of any representation, warranty, agreement or covenant contained herein that would or would reasonably be expected to cause the conditions of Section 7.02 not to be satisfied prior to the End Date;
(c)    by the Company or the Purchaser, effective upon written notice addressed and delivered to the other party, if the Closing shall not have occurred on or prior to the date that is ninety (90) days after the date hereof (the “End Date”); provided, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of the failure of the Closing to occur on or prior to such date;
(d)    by the Company or the Purchaser, effective upon written notice addressed and delivered to the other party, if there shall be in effect a final, non-appealable Law or Governmental Order of Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 9.01(d) shall not be available to a party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of the foregoing; or
(e)    by the mutual written consent of the Company and the Purchaser.
Section 9.02    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any party hereto arising under or out of this Agreement except that the provisions of Section 6.03(a) (Confidentiality), this Article 9 (Termination), and Article 11 (General Provisions) shall survive the termination of this Agreement; provided, however, that nothing herein shall relieve either party from liability for Losses incurred by the other party resulting from (a) the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or (b) the Purchaser’s failure to pay any portion of the Purchase Price, or any adjustments thereto pursuant to this Agreement, upon satisfaction or waiver of the conditions to Closing set forth in Section 7.01 and Section 7.02 (other than those that are satisfied by action taken at the Closing, provided that such conditions are capable of being satisfied), as and solely to the extent required by, this Agreement. For purposes of this Agreement, “willful and material breach” shall mean any deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, if at the time of such act or failure to act it was the intention of the applicable Person to breach any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that a failure of either Sellers or the Purchaser to consummate the Transactions as and when required to do so in accordance with Section 2.03 upon the satisfaction of the conditions to Closing set forth in Article 7 (other than those conditions to be satisfied on the Closing Date, but subject to the written waiver or satisfaction of such conditions) in breach of this Agreement (in either case, following (a) written notice from the other party delivered on the date the Closing is required to occur pursuant to Section 2.03, which notice irrevocably confirms that all such conditions are satisfied and that the party delivering such notice is ready, able and willing to consummate such transactions on such date and (b) the party receiving such notice failing to consummate such closing within five (5) Business Days thereof) shall be deemed to be intentional and willful, including in the case of whether or not the Purchaser had sufficient funds available to consummate the Transactions or take such action.
ARTICLE 10

TAXES
Section 10.01    Preparation of Tax Returns; Payment of Taxes.
(a)    The Sellers’ Representative shall prepare and file (or cause to be prepared and filed) all Pass-Through Tax Returns that are required to be prepared by or with respect to the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date. The Sellers shall pay all Taxes arising from allocations of income to them with respect to such Tax Returns, whether or not shown as due on such Tax Returns. The Sellers’ Representative shall prepare and file all Tax Returns for NewCo and the Sellers shall pay, or shall cause NewCo to pay, all Taxes in connection therewith or which are otherwise owed by NewCo. Sellers shall, or shall cause NewCo to, reimburse the Purchaser, the Company and their Affiliates for any withholding Taxes imposed on such parties with respect to the direct and indirect transfers of the shares of Alila pursuant to this Agreement or the Unaffiliated Member Equity Purchase Agreement.
(b)    The Purchaser shall prepare (or cause to be prepared) and timely file (or cause to be timely filed), taking into account extensions, all income Tax Returns (other than Pass-Through Tax Returns described in Section 10.01(a)) of the Company and its Subsidiaries for any taxable period ending on or before the Closing Date for which a Tax Return is first required to be filed after the Closing Date (the “Pre-Closing Income Tax Returns”). All Pre-Closing Income Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practice of the Company and its Subsidiaries, as applicable, with respect to such items, to the extent permissible under applicable Law. The Purchaser shall provide the Sellers’ Representative with a copy of each Pre-Closing Income Tax Return, together with appropriate supporting information, at least thirty (30) days prior to the due date (including any extension thereof) for the filing of such Tax Return for the Sellers’ Representative’s review and approval prior to filing such Tax Return. The Sellers shall (in accordance with their Pro Rata Percentages) pay or cause to be paid the Taxes, if any, shown due on the Pre-Closing Income Tax Returns (other than to the extent that the liability for those Taxes is reserved against in, or taken into account in the preparation of, the Company Financial Statements).
(c)    The Purchaser shall prepare and timely file (or cause to be prepared and timely filed), taking into account extensions, all income Tax Returns of the Company and its Subsidiaries for all Straddle Periods (the “Straddle Period Income Tax Returns”). All Straddle Period Income Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practice of the Company and its Subsidiaries, as applicable, with respect to such items, to the extent permissible under applicable Law. The Purchaser shall provide the Sellers’ Representative with a copy of each Straddle Period Income Tax Return and a statement (or draft Schedule K-1 or applicable equivalent under state, local or foreign Tax law) specifying the amount of Tax shown due on such Tax Return that is allocable to a Pre-Closing Tax Period pursuant to Section 10.01(e) (a “Straddle Period Statement”), together with appropriate supporting information, at least thirty (30) days prior to the due date (including any extension thereof) for the filing of such Tax Return for the Sellers’ Representative’s review and approval prior to filing such Tax Return. The Sellers shall (in accordance with their Pro Rata Percentages) pay or cause to be paid the Taxes, if any, set forth on the applicable Straddle Period Statement for which the Sellers are liable pursuant to Section 10.01(e) in respect of such Straddle Period Income Tax Returns (other than to the extent that the liability for those Taxes is reserved against in, or taken into account in the preparation of, the Company Financial Statements).
(d)    The Purchaser shall prepare and timely file (or cause to be prepared and timely filed), taking into account extensions, all non-income Tax Returns of the Company and its Subsidiaries for all Pre-Closing Tax Periods and Straddle Periods that are required to be filed after the Closing Date (the “Non-Income Tax Returns”). All Non-Income Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with past practice of the Company and its Subsidiaries, as applicable, with respect to such items, to the extent permissible under applicable Law. The Purchaser shall provide the Sellers’ Representative with a copy of each Non-Income Tax Return at least ten (10) days prior to the due date (including any extension thereof) for the filing of such Tax Return, and the Purchaser shall consider in good faith any comments in respect of such Tax Return provided by the Sellers’ Representative.
(e)    For purposes of Section 10.01(c), where it is necessary to apportion between the Sellers and the Purchaser an income Tax liability of the Company or any of its Subsidiaries for a Straddle Period, the amount of any Taxes for the portion of such Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the end of the day on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds an interest shall be deemed to terminate at that time), and partnership items shall be allocated using the interim closing method as of the Closing Date for purposes of Section 706 of the Code. For the avoidance of doubt, any estimated or prepaid income Taxes paid by the Sellers, the Company or any of its Subsidiaries to a Tax Authority prior to the Closing in respect of any Straddle Period or Pre-Closing Tax Period shall be for the account of the Sellers and shall reduce the amount of Taxes for which the Sellers are responsible with respect to any Straddle Period Income Tax Return.
(f)    The Purchaser shall not, and shall cause its Affiliates, including the Company and its Subsidiaries, not to, (i) amend, refile, revoke or otherwise modify (or cause to be amended, refiled, revoked or otherwise modified) any Tax Return of the Company or any of its Subsidiaries relating to any Pre-Closing Tax Period, (ii) make or change (or cause to be made or changed) any Tax election that has retroactive effect to any Pre-Closing Tax Period of the Company or any of its Subsidiaries, (iii) file (or cause to be filed) a ruling request with any Tax Authority that relates to the Taxes or Tax Returns of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, (iv) initiate (or cause to be initiated) any voluntary disclosure or similar proceedings with any Tax Authority regarding any Tax or Tax Return of the Company or any of its Subsidiaries for any Pre-Closing Tax Period, or (v) take any action (or cause to be taken any action) to extend the applicable statute of limitations with respect to any Tax Return of the Company or any of its Subsidiaries for a Pre-Closing Tax Period, in each case without the Sellers’ Representative’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The Sellers’ Representative acknowledges that withholding consent to an action in the preceding sentence is unreasonable if such action is required by Law.
(g)    The Purchaser shall reimburse the Sellers, in accordance with each Seller’s Pro Rata Percentage, for any additional tax owed by the Sellers (including tax owed by the Sellers due to any indemnification payment) resulting from any action or inaction by the Purchaser or its Affiliates, including any transaction engaged in by the Company or its Subsidiaries outside the ordinary course of business occurring after the Closing on the Closing Date, other than any such action or inaction required by applicable Law.
(h)    Except with the express written consent of the Sellers’ Representative, which consent may be withheld in the Sellers’ Representative’s absolute discretion, none of Purchaser, the Company or its Subsidiaries, or any of their respective Affiliates shall make any election with respect to any Foreign Subsidiary under Section 338(g) of the Code.
(i)    Except as contemplated in this Agreement or the Unaffiliated Member Equity Purchase Agreement, the Purchaser shall not take or permit any action, and shall cause each Foreign Subsidiary which is a “controlled foreign corporation” for U.S. federal income tax purposes on the Closing Date (and their Subsidiaries, if any) not to take any action or engage in any transaction outside of the ordinary course of business that could increase such Foreign Subsidiary’s “subpart F income” within the meaning of Section 952 of the Code from the time of the Closing through the end of the tax year of such Foreign Subsidiary ending on December 31, 2018.
(j)    None of the Purchaser or its Affiliates shall take, or cause or permit any Foreign Subsidiary to take, any action outside the ordinary course of business of such Foreign Subsidiary on or after the Closing Date (including any restructuring or Tax election with respect to any Foreign Subsidiary) that would increase the earnings and profits of the Foreign Subsidiaries for the Tax periods ending on or before December 31, 2018 and including the Closing Date, as calculated for U.S. federal income Tax purposes.
(k)    The parties agree that NewCo is the sole “withholding agent” (as such term is defined in the Code and the Treasury Regulations promulgated thereunder) with respect to the Unaffiliated Member Equity Purchase Agreement. Any amounts required to be deducted and withheld from the consideration payable under the Unaffiliated Member Equity Purchase Agreement shall be the responsibility of, and paid (or caused to be paid) by, the Sellers or NewCo following the Closing. The Purchaser shall not (and shall not cause or permit any of its Affiliates to) directly or indirectly deduct or withhold any Tax amounts in respect of transferred interests in Alila pursuant to the Unaffiliated Member Equity Purchase Agreement, nor shall Purchaser establish any reserve on the Closing Balance Sheet in connection therewith, in each case unless withholding is required as a result of a change in applicable Law after the date of this Agreement. For the avoidance of doubt and notwithstanding anything herein to the contrary (except in the case of a change in applicable Law described in the forgoing sentence), for all purposes of this Agreement, the Sellers’ Representative shall determine, in its sole discretion, whether any withholding Taxes are payable in respect of the transactions contemplated by the Unaffiliated Member Equity Purchase Agreement.
Section 10.02    Cooperation with Respect to Tax Matters. The Purchaser, the Company and its Subsidiaries, on the one hand, and the Sellers on the other hand, shall reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns pursuant to this Agreement and any audit or other action, including any defense thereof, in respect of Taxes. The Purchaser shall retain possession of, and shall provide the Sellers reasonable access to (including the right to make copies of), such supporting books and records and any other materials that the Sellers may specify with respect to Tax matters relating to any taxable period beginning before the Closing Date, or to otherwise enable the Sellers to satisfy their accounting and Tax requirements, and shall make employees available on a mutually convenient basis to provide additional information and explanation of such materials, until the relevant statute of limitations has expired. After such time, the Purchaser may dispose of such material, provided that, prior to such disposition, the Purchaser shall give the Sellers a reasonable opportunity to take possession of such materials.
Section 10.03    Tax Contests. The Purchaser, the Company and their Subsidiaries, on the one hand, and the Sellers’ Representative, on the other hand, shall notify the other in writing promptly after (but in no event more than ten (10) days after) acquiring knowledge of any inquiry, claim, audit, assessment, proceeding or similar event with respect to any Pre-Closing Tax Period Straddle Period, or that otherwise may affect the Sellers’ liability for Taxes, with respect to the Company and its Subsidiaries (any such inquiry, claim, audit, assessment, proceeding or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contest except to the extent that such failure shall have prejudiced the defense of such matter. The Sellers’ Representative shall have the right, upon written notice addressed and delivered to the Purchaser, to control the conduct of any Tax Contest relating to (a) a Tax period ending on or before the Closing Date, and (b) the pre-Closing portion of a U.S. federal income Tax Straddle Period of the Company or any Subsidiary of the Company to the extent, in either case, such Tax Contest could affect the allocations of income to the Sellers, or could affect the Sellers’ liability for Taxes under this Agreement; provided, however, that (i) the Sellers’ Representative shall provide the Purchaser the opportunity to participate in the defense of such Tax Contest at the Purchaser’s expense, with counsel of the Purchaser’s choice at the Purchaser’s expense, (ii) the Sellers’ Representative shall keep the Purchaser reasonably informed of the progress of such Tax Contest, (iii) the Sellers’ Representative shall not settle or compromise such Tax Contest without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed and (iv) in the case of any Tax Contest relating to income Taxes for a Straddle Period, (x) the Sellers’ Representative’s control rights shall be limited to those matters affecting the portion of such Straddle Period ending on and including the Closing Date (but, for the avoidance of doubt, excluding any extraordinary items allocated entirely to Purchaser or its Affiliates pursuant to Section 706 of the Code and the Treasury Regulations promulgated thereunder) and (y) Purchaser may direct, in its sole discretion, any Subsidiary of the Company to make an election under Section 6226 of the Code and the Treasury Regulations promulgated thereunder with respect to any Tax Contest for a taxable period beginning on or after January 1, 2018. With respect to all other Tax Contests, or if the Sellers’ Representative has not elected to control the conduct of a Tax Contest described in the prior sentence within thirty (30) days after receipt of notice thereof, the Purchaser shall have the right to control the conduct of any Tax Contest, including any settlement or compromise thereof; provided, however, that (i) the Purchaser shall provide the Sellers’ Representative the opportunity to participate in the defense of such Tax Contest at the Sellers’ expense (in accordance with each Seller’s Pro Rata Percentage), with counsel of the Sellers’ Representative’s choice at the Sellers’ expense (in accordance with each Seller’s Pro Rata Percentage), (ii) the Purchaser shall keep the Sellers’ Representative reasonably informed of the progress of such Tax Contest and (iii) the Purchaser shall not settle or compromise such Tax Contest without the Sellers’ Representative’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed and provided further that the Sellers’ Representative shall consent (or be deemed to consent) to the making of any election under Section 6226 of the Code and the Treasury Regulations promulgated thereunder with respect to any Tax Contest for a taxable period beginning on or after January 1, 2018. To the extent that a “partnership representative” (within the meaning of Section 6223(a) of the Code) of any Subsidiary of the Company is an Affiliate of the Purchaser, the Purchaser shall cause such partnership representative to cooperate in implementing the provisions of this Section 10.03, including the Sellers’ Representative’s rights under this Section 10.03 with respect to any Tax Contest with respect to a U.S. federal income Tax Straddle Period. In the case of any Tax Contest that is also a Third-Party Claim, the procedures set forth in this Section 10.03, and not those set forth in Section 8.04 or Section 8.05, shall govern the conduct of such Tax Contest. Notwithstanding anything herein to the contrary, any Tax Contest relating to or involving NewCo or any of NewCo’s direct or indirect owners shall be solely controlled by NewCo or NewCo’s direct or indirect owners, as applicable, and the Purchaser shall have no rights hereunder with respect to any such Tax Contest.
Section 10.04    Tax Treatment. For United States federal, state and local income tax purposes, (i) the Company, the Sellers, and the Purchaser agree that the purchase and sale of the Membership Interests shall be treated as a taxable purchase by Purchaser of the assets of the Company and (ii) the Two Roads Hospitality LLC partnership, as in existence prior to the contribution of the Membership Interests to NewCo as set forth in Schedule 2 hereto, shall not terminate, and NewCo shall be treated as the partnership which is the continuation of such Two Roads Hospitality LLC partnership.
Section 10.05    Survival. Notwithstanding anything in this Agreement to the contrary, the covenants and agreements of the parties contained in this Article 10 shall survive the Closing and remain in full force until the expiration of the applicable statutes of limitation for the Taxes in question.
ARTICLE 11

GENERAL PROVISIONS
Section 11.01    Expenses. Except as otherwise provided in this Agreement, each of the Sellers, Sellers’ Representative, Company and the Purchaser shall bear its own expenses; provided, however, that the Purchaser shall be responsible for payment of (i) all costs and expenses in connection with the filings of the notification and report forms under the HSR Act in connection with the Transactions, and (ii) all sales, use, real property or stock transfer, real property gains, transfer, stamp, registration, documentary, recording, intangible or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the Transactions, together with any interest, penalties, fines or fees with respect thereto (“Transfer Taxes”). Notwithstanding Section 10.01 of this Agreement, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the Purchaser. The Purchaser and the Sellers shall, and the Purchaser shall cause the Company to, cooperate in the preparation, execution, and filing of all Tax Returns relating to Transfer Taxes which become payable in connection with the Transactions.
Section 11.02    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly delivered, given, made and received): (a) if delivered in person, when delivered; (b) if delivered by facsimile or by e-mail by means of a “portable document format” data file, upon written confirmation of transmission or so long as the sender has not received an automatic notification indicating delivery failure; (c) if by overnight courier, one (1) Business Day following the day on which such notice is sent; and (d) if by U.S. mail, five (5) days after being mailed, certified or registered mail, with postage prepaid to the respective parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 11.02):
If to the Sellers’ Representative, the Sellers or, prior to the Closing, the Company:
Lowe Hospitality Group, Inc.
11777 San Vicente Blvd., Suite 900
Los Angeles, CA 90049
Attn: John M. DeMarco, Esq.
Facsimile No.: (310) 820-8131
with a copy (which will not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Attn:    Brian J. McCarthy
    Andrew D. Garelick
Telephone No.: (213) 687-5000
Facsimile No.: (213) 687-5600
If to the Purchaser or, following the Closing, the Company:
Hyatt Hotels Corporation
150 North Riverside Plaza
Chicago, Illinois 60606
Attn: General Counsel; Global Head of Transactions
Telephone No.: (312) 750-1234
with a copy (which will not constitute notice) to:
Latham & Watkins LLP
330 N. Wabash Ave., Suite 2800
Chicago, Illinois 60611
Attn: Michael A. Pucker
Scott W. Hairston
Jonathan P. Solomon
Telephone No.: (312) 876-7700
Facsimile No.: (312) 993-9767
Section 11.03    Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 11.04    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.
Section 11.05    Entire Agreement. This Agreement, together with all exhibits and schedules hereto and all documents and instruments referred to herein or delivered in connection herewith (including the Sellers’ Disclosure Letter, the Purchaser’s Disclosure Letter, the Confidentiality Agreement, the Guarantees and any other agreements or arrangements delivered by any of the parties or any of their respective Affiliates on the date hereof), constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof.
Section 11.06    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, whether directly or indirectly and whether by operation of law or otherwise, by any party without the prior written consent of each other party hereto. Notwithstanding the foregoing, the Purchaser shall be permitted to assign any of its rights, interests or obligations hereunder to any Affiliate of the Purchaser, including the assignment of Purchaser rights and obligations hereunder to any number of its Affiliates, whereby any such Affiliate shall purchase any Membership Interests as designated by Purchaser; provided, that, no such assignment shall relieve the Purchaser of its obligations hereunder.
Section 11.07    No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party and its respective successors and permitted assigns. Except with respect to a D&O Indemnified Person as set forth in Section 6.09, with respect to the Indemnified Parties under Article 8 and with respect to the Retained Firm as set forth in Section 11.15 (each of whom is an express third-party beneficiary of this Agreement), nothing in this Agreement, express or implied, is intended to, shall or shall be deemed to confer upon any other Person other than the parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including any third-party beneficiary rights.
Section 11.08    Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by each of the parties hereto or (b) by a waiver in accordance with Section 11.09.
Section 11.09    Extension; Waiver. At any time prior to the Closing, the Purchaser, each of the Sellers and the Company by action taken or authorized by their respective managers, members, general partners, boards of directors or other similar Persons with such authority, may, to the extent permitted by applicable Law (a) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein or in any document delivered pursuant hereto. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement or any document delivered pursuant hereto. The failure of any party to assert any of its rights hereunder or under any document delivered pursuant hereto shall not constitute a waiver of any of such rights.
Section 11.10    Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State without regard to the conflict of laws rules thereof other than Sections 5-1401 and 5-1402 of the New York General Obligations Law and Rule 327(b) of the New York Civil Practice Laws and Rules. Each of the parties hereto irrevocably (a) consents to submit to the exclusive jurisdiction of the courts of the State of New York, City of New York and of the United States of America located in the State of New York, City of New York, (b) waives any objection to the laying of venue of any action, suit or proceeding brought in such court, (c) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum, and (d) agrees that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 11.02 shall be deemed good, proper and effective service upon such party.

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Section 11.11    Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE OTHER DOCUMENTS CONTEMPLATED BY THIS AGREEMENT, THE CONFIDENTIALITY AGREEMENT OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY OF THE OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.
Section 11.12    Public Announcements. Prior to the Closing Date, the Sellers, the Company and the Purchaser shall not issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other parties hereto, which approval will not be unreasonably conditioned, withheld or delayed, unless disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange, provided, however, that, to the extent required by applicable Law or by the applicable rules of any stock exchange, the party intending to make such release shall, to the extent permissible by such applicable Law or stock exchange law, permit the other parties to review such release and consult with the other parties hereto with respect to the text thereof and to consider in good faith any proposed modifications thereto prior to such release.
Section 11.13    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser, on the one hand, and the Sellers, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other (as applicable) and to enforce specifically the terms and provisions of this Agreement and to thereafter cause the Transactions to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. The foregoing rights are in addition to and without limitation of any other remedy to which the parties may be entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (y) such other time period established by the New York court presiding over such Action.
Section 11.14    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. For the convenience of the parties, any number of counterparts hereof may be executed, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. In the event that any signature to this Agreement is delivered by facsimile transmission or by e-mail delivery of a “portable document format” data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “portable document format” signature page were an original thereof. No party hereto shall raise the use of a facsimile transmission or e-mail delivery of a “portable document format” data file to deliver a signature to this Agreement or the fact that such signature was transmitted or communicated through the use of a facsimile transmission or e-mail delivery of a “portable document format” data file as a defense to the formation or enforceability of a legally binding agreement and each party hereto forever waives any such defense.
Section 11.15    Certain Legal Representation Matters.
(a)    In any dispute or proceeding arising under or in connection with this Agreement or the Transactions, the Sellers’ Representative, the Sellers and their respective Affiliates shall have the right, at their election, to retain the firm of Skadden, Arps, Slate, Meagher & Flom LLP (the “Retained Firm”) to represent them in such matter and the Purchaser hereby irrevocably consents to, and waives any conflict associated with, any such representation in any such matter. Each of the Purchaser, the Sellers’ Representative and the Sellers acknowledges and agrees that the Retained Firm has acted as counsel for the Sellers’ Representative, the Sellers and the Company in connection with this Agreement. The parties agree that the fact that the Retained Firm has represented the Sellers’ Representative, the Sellers and the Company prior to the Closing shall not prevent the Retained Firm from representing the Sellers’ Representative, the Sellers (or any of their Affiliates) in connection with any matters involving this Agreement, including any disputes between any of the parties that may arise after the Closing. The Purchaser, the Sellers’ Representative, and the Sellers hereby waive any actual or potential conflict of interest relating to the Retained Firm’s representation of the Sellers’ Representative and the Sellers in the Transactions.
(b)    The Purchaser, on behalf of itself and its Affiliates, including, after the Closing, the Company (and their respective directors, officers, employees, Affiliates, controlling persons and representatives and their respective successors and assigns), hereby irrevocably acknowledges and agrees that all attorney-client communications between, on the one hand, the Sellers’ Representative, the Sellers and/or the Company and its Subsidiaries (and their respective directors, officers, employees, Affiliates, controlling persons and representatives) and, on the other hand, their counsel, including the Retained Firm, to the extent related to the negotiation, preparation, execution and delivery of this Agreement or any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the Transactions or in connection with the Closing and that are subject to the attorney-client privilege in accordance with applicable Laws, shall be deemed privileged communications as to which such privilege may only be waived by the Sellers’ Representative or the Sellers, as applicable, and neither the Purchaser nor any Person purporting to act on behalf of or through the Purchaser shall seek to obtain any such privileged communications by any process, other than in connection with any third party or any investigation conducted by a Governmental Authority.
Section 11.16    Sellers’ Representative.
(a)    For purposes of this Agreement, the Sellers hereby designate Lowe Hospitality Group, Inc. to serve as the sole and exclusive representative of the Sellers (the “Sellers’ Representative”) from and after the Closing with respect to those provisions of this Agreement that contemplate action by the Sellers’ Representative after the Closing; provided, however, that if Lowe Hospitality Group, Inc. at any time is unable or unwilling to serve as Sellers’ Representative or resigns as Sellers’ Representative, then Lowe Hospitality Group, Inc. shall appoint a successor Sellers’ Representative. Each successor Sellers’ Representative, if required to serve, shall sign an acknowledgment in writing agreeing to perform and be bound by all of the provisions of this Agreement applicable to the Sellers’ Representative. Each successor Sellers’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers’ Representative, and the term “Sellers’ Representative” as used herein shall be deemed to include any successor Sellers’ Representative.
(b)    The Sellers’ Representative is hereby constituted and appointed as agent and attorney-in-fact for and on behalf of each of the Sellers. This power of attorney and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated by any act of any Seller, by operation of Law or any other event. The Sellers’ Representative shall promptly deliver to each Seller any notice received by the Sellers’ Representative concerning this Agreement and the Transactions. Without limiting the generality of the foregoing, the Sellers’ Representative has full power and authority, on behalf of each Seller and such Seller’s successors and assigns, to: (i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by the Sellers in connection herewith, (ii) execute and deliver and receive deliveries of all agreements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments, and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement, (iii) receive service of process in connection with any claims under this Agreement, (iv) agree to, negotiate, enter into settlements and compromises of, assume the defense of claims, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of the foregoing, (v) give and receive notices and communications, and (vi) take all actions necessary or appropriate in the judgment of the Sellers’ Representative on behalf of the Sellers in connection with this Agreement and the Transactions.
(c)    Service by the Sellers’ Representative shall be without compensation except for the reimbursement by the Sellers of out-of-pocket expenses and indemnification specifically provided herein. Notwithstanding anything to the contrary contained in this Agreement, the Sellers’ Representative shall have no duties or responsibilities except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Company or any Seller shall otherwise exist against the Sellers’ Representative.
(d)    Neither the Sellers’ Representative nor any agent employed by the Sellers’ Representative shall be liable to any Seller relating to the performance of such Sellers’ Representative’s duties under this Agreement for any errors in judgment, negligence, oversight, breach of duty or otherwise except to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Sellers’ Representative constituted fraud or were taken or not taken in bad faith. The Sellers’ Representative shall be indemnified and held harmless by the Sellers against all losses, including costs of defense, paid or incurred in connection with any action, suit, proceeding or claim to which the Sellers’ Representative is made a party by reason of the fact that the Sellers’ Representative was acting as the Sellers’ Representative pursuant to this Agreement; provided, however, that the Sellers’ Representative shall not be entitled to indemnification hereunder to the extent it is finally determined in a court of competent jurisdiction by clear and convincing evidence that the actions taken or not taken by the Sellers’ Representative constituted fraud or were taken or not taken in bad faith. The Sellers’ Representative shall be protected in acting upon any notice, statement or certificate believed by the Sellers’ Representative to be genuine and to have been furnished by the appropriate Person and in acting or refusing to act in good faith on any matter.
(e)    Following the Closing, the Purchaser shall be entitled to rely conclusively (without further evidence of any kind whatsoever) upon any actions taken by the Sellers’ Representative as the duly authorized action of the Sellers’ Representative on behalf of each Seller with respect to any matters set forth in this Agreement or related hereto and no party shall have any cause of action against the Purchaser for any action taken by the Purchaser in reliance upon the instructions or decisions of, or execution of documents by, the Sellers’ Representative.
Section 11.17    Several Liability. For purposes of clarity and avoidance of doubt, all representations, warranties, covenants and agreements of the Sellers hereunder are several obligations of the Sellers and not joint and several.
[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has executed, or has caused to be executed by its duly authorized representative, this Agreement as of the date first written above.
“COMPANY”
TWO ROADS HOSPITALITY LLC
By:/s/ James Sabatier
Name:    James Sabatier
Title: CEO
“SELLERS”
CL VIE HOLDINGS, LLC
By:/s/ Omar Palacios
Name:    Omar Palacios
Title: Authorized Signatory
Address: Pier 5
The Embarcadero, Suite 102
San Francisco, California 94111
No. of Membership Interests Held: 100,000 Class B Units
Percentage Interest: 40.00%
LOWE HOSPITALITY GROUP, INC.
By: /s/ Robert J. Lowe, Jr.
Name:    Robert J. Lowe, Jr.
Title: Co-CEO
Address: 11777 San Vicente Boulevard Suite 900
Los Angeles, California 90049
No. of Membership Interests Held: 100,000 Class A Units
Percentage Interest: 60.00%
“SELLERS’ REPRESENTATIVE”
LOWE HOSPITALITY GROUP, INC.
By: /s/ Robert J. Lowe, Jr.
Name:    Robert J. Lowe, Jr.
Title: Co-CEO
“PURCHASER”
HYATT HOTELS CORPORATION
By: /s/ Mark Hoplamazian
Name:    Mark Hoplamazian
Title: President and Chief Executive Officer

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